Itaú

1st Quarter, 2011

Management Discussion & Analysis and Complete Financial Statements

Itaú Unibanco Holding S.A.

Itaú Unibanco

Contents

Management Discussion and Analysis 1

Complete Financial Statements 53

1st Quarter, 2011

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

Contents

Executive Summary	3
Analysis of Net Income	11
Managerial Financial Margin	12
Banking Services Fees and Income from Banking Charges	14
Result from Loan Losses	15
Non-interest Expenses	17
Tax Expenses for ISS, PIS, Cofins and Others	20
Income Tax and Social Contribution	20
Balance Sheet	21
Balance Sheet by Currency	26
Value at Risk	27
Ownership Structure	28
Analysis of Segments	31
Commercial Bank	36
Itaú BBA	38
Consumer Credit	38
Insurance, Pension Plans and Capitalization	39
Activities Abroad	45
Report of Independent Accountants	51
Complete Financial Statements	53

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (Further details are presented in Note 22-L of the Financial Statements).

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Executive Summary

First Quarter of 2011

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

R$ million (except where indicated)

Highlights			
Statement of Income	**1st Q/11**	**4th Q/10**	**1st Q/10**
Net Income	3,530	3,890	3,234
Recurring Net Income	3,638	3,400	3,168
Operating Revenues (1)	17,544	17,753	15,652
Managerial Financial Margin (2)	11,724	12,031	10,222
Shares (R$)			
Net Income per share (3)	0.78	0.86	0.71
Recurring Net Income per share (3)	0.80	0.75	0.70
Number of Outstanding Shares – in thousands (3)	4,549,472	4,544,368	4,531,244
Book Value per share	14.01	13.40	11.69
Dividends/JCP net of taxes (4)	683	1,021	950
Dividends/JCP net of taxes (4) per share	0.15	0.22	0.21
Market Capitalization (5)	175,200	179,639	176,175
Market Capitalization (5) (US$ Million)	107,570	107,813	98,919
Performance Ratios (%)			
Return on Average Equity – Annualized (6)	22.7%	26.3%	25.0%
Recurring Return on Average Equity – Annualized (6)	23.4%	23.0%	24.4%
Return on Average Assets – Annualized (7)	1.8%	2.2%	2.1%
Recurring Return on Average Assets – Annualized (7)	1.9%	1.9%	2.0%
Solvency Ratio (BIS Ratio)	16.1%	15.4%	17.3%
Annualized Net Interest Margin with clients (8)	11.7%	12.2%	12.1%
Nonperforming Loans Index (NPL over 90 days)	4.2%	4.2%	4.8%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)	173%	177%	189%
Efficiency Ratio (ER) (9)	47.8%	51.9%	45.4%
Risk Adjusted Efficiency Ratio (RAER) (9)	69.3%	69.8%	68.6%
Balance Sheet	**Mar 31,11**	**Dec 31,10**	**Mar 31,10**
Total Assets	778,472	750,340	630,232
Total Credit Portfolio, including Sureties, Endorsements and Guarantees	344,855	333,427	282,956
Credit Operations (A)	303,656	295,053	250,363
Sureties, Endorsements and Guarantees	41,199	38,374	32,593
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	399,926	390,688	322,129
Credit Operations/Funding (A/B)	75.9%	75.5%	77.7%
Stockholders' Equity	63,731	60,879	52,975
Relevant Data			
Investment funds and managed portfolios	381,778	363,818	348,591
Employees (Individuals)	109,836	108,040	103,835
Number of Points of Sale	34,469	34,212	35,565
Branches (Units)	3,982	3,967	3,933
CSB – Client Service Branches (Units)	953	944	946
ATM – Automated Teller Machines (Units) (11)	29,534	29,301	30,686

Macroeconomic Indicators			
Major Indicators	**1st Q/11**	**4th Q/10**	**1st Q/10**
EMBI Brazil Risk	168	175	184
CDI – In the Period (%)	2.6%	2.6%	2.0%
Dollar Exchange Rate – Quotation in R$	1.6287	1.6662	1.7810
Dollar Exchange Rate – Variation in the Period (%)	-2.3%	-1.7%	2.3%
Euro Exchange Rate – Quotation in R$	2.3129	2.2280	2.4076
Euro Exchange Rate – Variation in the Period (%)	3.8%	-3.6%	-4.0%
IGP-M – In the Period (%)	2.4%	3.2%	2.8%
Savings Rate– In The Period (%)	1.8%	1.7%	1.6%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses.
(2) Described on page 12.
(3) Calculated based on the weighted average of the number of outstanding shares.
(4) JCP– Interest on Own Capital. Amounts paid/provisioned (Note 16 – b II to the Financial Statements). As of the first quarter 2011, the dividends are provisioned by considering the minimum statutory requirement.
(5) Total number of shares outstanding (common shares and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(8) Does not include Margin with Market. See details on page 13.
(9) For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 19.
(10) As described on page 24.
(11) Includes ESBs (electronic service branches) and service points in third-party establishments.

3 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Executive Summary

First Quarter of 2011

Net Income and Recurring Net Income

Itaú Unibanco's net income totaled R$ 3,530 million in the first quarter of 2011. This amount includes the impact of nonrecurring events after tax, which are presented in the table below, leading to recurring net income of R$ 3,638 million for the period.

R$ million

	1st Q/11	4th Q/10	1st Q/10
Recurring Net Income	**3,638**	**3,400**	**3,168**
Provision for Contingencies – Economic Plans	(108)	(132)	(79)
Partial Reversal of Additional Provision for Loan Losses	-	1,038	-
Program for Cash or Installment Payment of Federal Taxes- Law No.11,941/09	-	-	145
Fiscal Contingencies	-	(380)	-
Benefits to Employees - Technical Pronouncement CPC 33	-	(35)	-
Total non-recurring effects	**(108)**	**490**	**66**
Net Income	**3,530**	**3,890**	**3,234**

Note: Impacts of the non-recurring events, described above, are net of tax effects – Further details are presented in Note 22-K of the Financial Statements.

Managerial Statement of Income

In 2011, the statement of income is presented in the Management Discussion and Analysis Report from an Operating Revenues perspective, which is composed of the grouping of the main lines where revenues from banking operations, as well as insurance, pension plan and capitalization operations are recorded.
The tables below are based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedges of investments abroad, originally included in tax expenses (PIS and Cofins), and income tax and social contribution on net income, were reclassified to financial margin. Our strategy for exchange risk management of capital invested abroad is intended to avoid exchange variation from affecting net income. For this purpose, the exchange risk is countered and the investments are remunerated in reais, through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impacts of all related tax effects. It should be noted that, in the first quarter of 2011, the real appreciated by 2.3% against the U.S. dollar and depreciated by 3.8% against the euro.

Managerial Statement of Income

In this quarter, Itaú Unibanco made some changes in the criteria for consolidation of its statements of income. For this reason, the adjustments are presented below in the main lines of the statement of income for the year ended December 31, 2010. These changes are mainly due to the deconsolidation of Porto Seguro S.A., which is now in Equity in Earnings of Affiliates and Other Investments, and Financeira Itaú CBD SA (FIC), which is now recognized proportionally (50%), previously fully consolidated (100%). These changes do not impact net income.

R$ million

2010	Itaú Unibanco				
	Accounting	Adjustments (*)	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	70,262	(3,408)	-	(598)	66,256
Loan and Retained Claims Losses net of Recovery	(12,963)	1,443	(1,573)	-	(13,092)
Non-interest Expenses	(31,661)	1,019	1,004	-	(29,638)
Equity in Earnings of Affiliates and Other Investments	224	199	-	-	423
Other Operating Income/(Expenses)	(5,417)	556	-	88	(4,773)
Non-operating Income	80	1	-	-	81
Income Tax and Social Contribution and Profit Sharing	(7,202)	189	269	510	(6,233)
Recurring Net Income	**13,323**	**-**	**(300)**	**-**	**13,023**

(*) To ensure comparability between periods, these adjustments incompasses the new consolidation criteria applied to the 2011 statements of income.

4 Management Discussion & Analysis 1st Quarter, 2011

Executive Summary

Itaú Unibanco Holding S.A.

First Quarter of 2011

Reconciliation between Accounting and Managerial Statement of Income of the last two quarters

R$ million

1st Quarter/11	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**17,700**	**-**	**(156)**	**17,544**
Managerial Financial Margin	11,880	-	(156)	11,724
Financial Margin with Clients	10,789	-	-	10,789
Financial Margin with Market	1,091	-	(156)	935
Banking Services Fees and Income from Banking Charges	4,467	-	-	4,467
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,224	-	-	1,224
Other Operating Income	128	-	-	128
Loan and Retained Claims Losses net of Recovery	**(3,575)**	**-**	**-**	**(3,575)**
Expenses for Allowance for Loan Losses	(4,380)	-	-	(4,380)
Income from Recovery of Credits Written Off as Losses	1,207	-	-	1,207
Retained Claims	(402)	-	-	(402)
Other Operating Income/(Expenses)	**(8,956)**	**164**	**23**	**(8,769)**
Non-interest Expenses	(7,850)	164	-	(7,686)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(958)	-	23	(935)
Selling Expenses from Insurance	(245)	-	-	(245)
Equity in Earnings of Affiliates and Other Investments	97	-	-	97
Operating Income	**5,170**	**164**	**(133)**	**5,201**
Non-operating Income	43	-	-	43
Income before Tax and Profit Sharing	**5,213**	**164**	**(133)**	**5,244**
Income Tax and Social Contribution	**(1,470)**	**(56)**	**133**	**(1,392)**
Profit Sharing	**(35)**	**-**	**-**	**(35)**
Minority Interests	**(178)**	**-**	**-**	**(178)**
Net Income	**3,530**	**108**	**-**	**3,638**

R$ million

4th Quarter/10	Itaú Unibanco				
	Accounting	Adjustments (*)	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**18,414**	**(864)**	**335**	**(131)**	**17,753**
Managerial Financial Margin	12,309	(147)	-	(131)	12,031
Financial Margin with Clients	10,964	(147)	-	-	10,817
Financial Margin with Market	1,345	(0)	-	(131)	1,214
Banking Services Fees and Income from Banking Charges	4,591	(98)	-	-	4,493
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,696	(589)	-	-	1,107
Other Operating Income	(182)	(31)	335	-	122
Loan and Retained Claims Losses net of Recovery	**(1,773)**	**360**	**(1,573)**	**-**	**(2,986)**
Expenses for Allowance for Loan Losses	(2,409)	63	(1,573)	-	(3,918)
Income from Recovery of Credits Written Off as Losses	1,330	(20)	-	-	1,310
Retained Claims	(694)	316	-	-	(378)
Other Operating Income/(Expenses)	**(10,448)**	**485**	**305**	**19**	**(9,639)**
Non-interest Expenses	(8,940)	269	305	-	(8,366)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,156)	36	-	19	(1,101)
Selling Expenses from Insurance	(394)	121	-	-	(273)
Equity in Earnings of Affiliates and Other Investments	44	58	-	-	102
Operating Income	**6,193**	**(20)**	**(932)**	**(112)**	**5,129**
Non-operating Income	58	0	-	-	59
Income before Tax and Profit Sharing	**6,252**	**(20)**	**(932)**	**(112)**	**5,187**
Income Tax and Social Contribution	**(2,059)**	**13**	**442**	**112**	**(1,491)**
Profit Sharing	**(93)**	**(0)**	**-**	**-**	**(93)**
Minority Interests	**(211)**	**7**	**-**	**-**	**(204)**
Net Income	**3,890**	**-**	**(490)**	**-**	**3,400**

(*) To ensure comparability between periods, these adjustments incompasses the new consolidation criteria applied to the 2011 statements of income.

5 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Executive Summary

First Quarter of 2011

The recurring net income for the first quarter of 2011 reached R$ 3,638 million, an increase of 7.0% compared to the fourth quarter of 2010 and a 14.8% growth compared to the same period of the prior year. On March 31, 2011, the stockholders' equity totaled R$ 63,731 million and the annualized recurring return on average equity reached 23.4%.

Recurring Net Income (R$ million)

2,429
2,687
2,813
3,168
3,298
3,158
3,400
3,638
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11

Recurring Annualized ROE (%)

21.1
22.4
22.6
24.4
24.4
22.5
23.0
23.4
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11

Net Income per Share and Recurring Net Income per Share (R$)

0.57
0.54
0.60
0.50
0.62
0.71
0.71
0.70
0.73
0.70
0.70
0.67
0.86
0.75
0.80
0.78
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
Recurring Net Income per Share
Net Income per Share

R$ million

Income Statement

	1st Q/11	4th Q/10	1st Q/10	Variation 1st Q/11 – 4th Q/10	%	1st Q/11 – 1st Q/10	%
Operating Revenues	**17,544**	**17,753**	**15,652**	**(209)**	**-1.2%**	**1,892**	**12.1%**
Managerial Financial Margin	11,724	12,031	10,222	(306)	-2.5%	1,502	14.7%
Financial Margin with Clients	10,789	10,817	9,204	(28)	-0.3%	1,586	17.2%
Financial Margin with Market	935	1,214	1,019	(279)	-23.0%	(84)	-8.3%
Banking Services Fees and Income from Banking Charges	4,467	4,493	4,024	(26)	-0.6%	444	11.0%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,224	1,107	1,265	117	10.6%	(41)	-3.3%
Other Operating Income	128	122	140	6	4.9%	(12)	-8.8%
Loan and Retained Claims Losses net of Recovery	**(3,575)**	**(2,986)**	**(3,444)**	**(589)**	**19.7%**	**(131)**	**3.8%**
Expenses for Allowance for Loan Losses	(4,380)	(3,918)	(3,809)	(462)	11.8%	(571)	15.0%
Income from Recovery of Credits Written Off as Loss	1,207	1,310	833	(103)	-7.9%	374	44.9%
Retained Claims	(402)	(378)	(467)	(24)	6.4%	66	-14.1%
Operating Margin	**13,969**	**14,768**	**12,208**	**(798)**	**-5.4%**	**1,761**	**14.4%**
Other Operating Income/(Expenses)	**(8,769)**	**(9,639)**	**(7,452)**	**870**	**-9.0%**	**(1,316)**	**17.7%**
Non-interest Expenses	(7,686)	(8,366)	(6,458)	681	-8.1%	(1,228)	19.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(935)	(1,101)	(839)	167	-15.1%	(96)	11.5%
Selling Expenses From Insurance	(245)	(273)	(266)	28	-10.2%	21	-7.8%
Equity in earnings of affiliates and Other investments	97	102	111	(5)	-4.5%	(13)	-11.9%
Operating Income	**5,201**	**5,129**	**4,756**	**72**	**1.4%**	**445**	**9.4%**
Non-operating Income	43	59	20	(16)	-26.6%	23	118.4%
Income before Tax and Profit Sharing	**5,244**	**5,187**	**4,776**	**56**	**1.1%**	**468**	**9.8%**
Income Tax and Social Contribution	**(1,392)**	**(1,491)**	**(1,323)**	**99**	**-6.6%**	**(69)**	**5.2%**
Profit Sharing	**(35)**	**(93)**	**(62)**	**58**	**-62.2%**	**27**	**-43.6%**
Minority Interests in Subsidiaries	**(178)**	**(204)**	**(222)**	**25**	**-12.5%**	**44**	**-19.8%**
Recurring Net Income	**3,638**	**3,400**	**3,168**	**239**	**7.0%**	**470**	**14.8%**

The improvement on net income when compared to the first quarter of 2010 is primarily attributable to a 17.2% growth in the financial margin on client operations and an 11.0% improvement in banking service fees and income from banking charges. Also during the period, losses with credits and claims, net of recoveries, increased 3.8%, while non-interest expenses grew 19.0%.

6 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Executive Summary

First Quarter of 2011

Operating Revenues

R$ million
16,135
16,330
16,930
15,652
16,207
16,643
17,753
17,544
2nd Q/09 3rd Q/09 4th Q/09 1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11

In the first quarter of 2011, the Operating Revenues, which represent the revenues from banking and insurance, pension plans and capitalization operations, amounted to R$ 17,544 million. The main components of Operating Revenues and other item of the income statement are presented below.

Managerial Financial Margin

R$ million
1st Q/11 935 10,789 11,724
4th Q/10 1,214 10,817 12,031
3rd Q/10 906 10,143 11,049
2nd Q/10 891 9,857 10,748
1st Q/10 1,019 9,204 10,222
4th Q/09 1,488 9,327 10,815
3rd Q/09 1,456 9,359 10,814
2nd Q/09 1,349 9,247 10,596
Financial Margin with Clients
Financial Margin with Market

The financial margin on client operations for the first quarter of 2011 added up to R$ 10,789 million, remaining practically stable when compared to the prior quarter. The financial margin on market operations totaled R$ 935 million, slightly below the average of R$ 1,007 million observed during 2010. The managerial financial margin reached R$ 11,724 million, corresponding to a 2.5% decline from the prior quarter.

Banking Services Fees and Income from Banking Charges

R$ million
3,612
3,835
4,205
4,024
4,204
4,379
4,493
4,467
2nd Q/09 3rd Q/09 4th Q/09 1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11

Banking service fees, including income from banking charges, remained virtually stable in the first quarter of 2011 when compared to the prior period and totaled R$ 4,467 million.

Expenses for Provision for Loan Losses

R$ million
4,252
4,296
4,056
3,809
3,955
4,010
3,918
4,380
270
2nd Q/09 3rd Q/09 4th Q/09 1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11
Complementary provision

The expense with provisions for loan and lease losses reached R$ 4,380 million in the first quarter of 2011, or a R$ 462 million increase quarter-on-quarter. Of this total, R$ 270 million relates to the complementary provision over the minimum required pursuant to resolution 2,682/99 of the Brazilian Monetary Council, calculated under our internal models for expected loss, which anticipate the effects of growing nonperforming levels up to 90 days. The result from loan and lease losses totaled R$ 3,173 million in the quarter.

Non-interest Expenses

R$ million
6,813
6,789
7,404
6,458
7,068
7,746
8,366
7,686
2nd Q/09 3rd Q/09 4th Q/09 1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11

Non-interest expenses totaled R$ 7,686 million in the first quarter of 2011, corresponding to an 8.1% decline from the prior period. The main decreases occurred in administrative expenses, especially with data processing and telecommunications, which are typically higher in the last quarter of the year, facilities, third-party services and advertising, promotions and publications.

Efficiency Ratio (E.R.) and Risk Adjusted Efficiency Ratio (R.A.E.R.) (*)

(*) The criteria for calculating the ratios are detailed on page 19.

During the first quarter, the efficiency ratio reached 47.8%, an improvement of 410 basis points from the prior period, as a result of lower non-interest expenses. In the last 12 months, the efficiency ratio reached 49.5%, an increase of 280 basis points compared to the same period of the previous year, mainly due to expenses for the migration of branches in 2010. The risk-adjusted efficiency ratio reached 69.3% in the first quarter, improving 50 basis points from the fourth quarter of 2010. In the last 12 months, the risk-adjusted efficiency ratio was 70.1% improving by 330 basis points when compared to the same period of the prior year, due to the enhanced quality of credit and insurance portfolios.

7 Managerial Discussion & Analysis 1st Quarter, 2011

Executive Summary
Itaú Unibanco Holding S.A.
First Quarter of 2011

R$ million

Balance Sheet

ASSETS	Mar 31,11	Dec 31,10	Mar 31,10	Variation (%) Mar/11 – Dec/10	Variation (%) Mar/11 – Mar/10
Current and Long-term Assets	**767,412**	**739,361**	**619,517**	**3.8%**	**23.9%**
Cash and Cash Equivalents	11,762	10,097	10,921	16.5%	7.7%
Short-term Interbank Investments	99,628	86,359	136,620	15.4%	-27.1%
Securities and Derivative Financial Instruments	183,171	186,562	119,251	-1.8%	53.6%
Interbank and Interbranch Accounts	94,475	86,524	36,550	9.2%	158.5%
Loan, Lease and Other Credits Operations	303,656	295,053	250,363	2.9%	21.3%
(Allowance for Loan Losses)	(22,239)	(22,018)	(22,872)	1.0%	-2.8%
Other Assets	96,959	96,785	88,683	0.2%	9.3%
Foreign Exchange Portfolio	26,648	21,594	26,821	23.4%	-0.6%
Other	70,311	75,192	61,862	-6.5%	13.7%
Permanent Assets	**11,061**	**10,979**	**10,716**	**0.7%**	**3.2%**
Investments	3,295	3,250	3,357	1.4%	-1.8%
Fixed and Operating Lease Assets	4,807	4,728	4,168	1.7%	15.3%
Intangible Assets and Goodwill	2,958	3,001	3,190	-1.4%	-7.3%
TOTAL ASSETS	**778,472**	**750,340**	**630,232**	**3.7%**	**23.5%**

R$ million

Balance Sheet

LIABILITIES AND EQUITY	Mar 31,11	Dec 31,10	Mar 31,10	Variation (%) Mar/11 – Dec/10	Variation (%) Mar/11 – Mar/10
Current and Long-term Liabilities	**710,470**	**685,183**	**573,303**	**3.7%**	**23.9%**
Deposits	203,922	202,688	183,606	0.6%	11.1%
Demand Deposits	25,624	26,443	24,874	-3.1%	3.0%
Savings Deposits	58,997	57,899	50,085	1.9%	17.8%
Interbank Deposits	2,913	1,929	1,700	51.0%	71.3%
Time Deposits	116,388	116,416	106,946	0.0%	8.8%
Deposits Received under Securities Repurchase Agreements	206,753	199,656	148,055	3.6%	39.6%
Fund from Acceptances and Issue of Securities	27,697	25,592	18,776	8.2%	47.5%
Interbank and Interbranch Accounts	7,965	3,668	7,227	117.2%	10.2%
Borrowings and Onlendings	51,064	47,338	37,167	7.9%	37.4%
Derivative Financial Instruments	7,734	5,705	7,443	35.6%	3.9%
Technical Provisions for Insurance, Pension Plans and Capitalization	62,432	59,447	52,165	5.0%	19.7%
Other Liabilities	142,903	141,089	118,864	1.3%	20.2%
Subordinated Debt	35,294	33,830	25,756	4.3%	37.0%
Foreign Exchange Portfolio	27,508	22,036	27,283	24.8%	0.8%
Other	80,101	85,223	65,825	-6.0%	21.7%
Deferred Income	**847**	**766**	**551**	**10.6%**	**53.8%**
Minority Interest in Subsidiaries	**3,425**	**3,513**	**3,404**	**-2.5%**	**0.6%**
Stockholders' Equity	**63,731**	**60,879**	**52,975**	**4.7%**	**20.3%**
TOTAL LIABILITIES AND EQUITY	**778,472**	**750,340**	**630,232**	**3.7%**	**23.5%**

Total assets amounted to R$ 778.5 billion on March 31, 2011, corresponding to increases of R$ 28.1 billion from the prior quarter and 23.5% from the first quarter of 2010. Credit Operations (without endorsements and sureties) grew 2.9% during the quarter and rose 21.3% the last twelve months, reaching R$ 303.7 billion. Also significantly, Interbank and Interbranch Accounts grew R$ 57.9 billion, or 158.5%, compared to March 31, 2010, mostly as a result of the increased compulsory deposit requirements imposed by the Brazilian Central Bank in the course of 2010. In Liabilities and Equity, compared to the same period of the previous year, we highlight a 20.3% growth in Stockholders' Equity, a 39.6% rise in Deposits Received under Securities Repurchase Agreements, as well as an 8.8% and a 37.0% increase in Time Deposits and Subordinated Debt, respectively.

8 Management Discussion & Analysis 1st Quarter, 2011

Executive Summary

Itaú Unibanco Holding S.A.

First Quarter of 2011

The credit portfolio, including endorsements and sureties, totaled R$ 344,855 million as of March 31, 2011 – a 3.4% increase from the fourth quarter of 2010 and a 21.9% growth from the same period of the prior year. In the individuals segment, the highlights were mortgage loans and personal loans, with increases of 15.0% and 12.4%, respectively. For the 12-month period, the highlights were credit cards, personal loans and mortgage loans, with increases of 21.0%, 24.1%, and 61.8%, respectively. The Companies segment grew 3.9% quarter-on-quarter and 24.2% year–on–year. Corporate Loans evolved 4.2% compared to the previous quarter and 20.9% compared to march 31, 2010, while very small, small and middle sized companies grew 3.5% against the fourth quarter of 2010 and 28.8% in 12-month period. Endorsements and sureties amounted to R$ 41,199 million as of March 31, 2011, corresponding to increases of 7.4% in the quarter and 26.4% for the 12-month period, driven by the higher volume of operations with the Corporate segment, which grew 7.7% compared to the fourth quarter and 26.7% compared to March 31, 2010.

Credit Portfolio with Endorsements and Sureties

R$ million

	Mar 31,11	Dec 31,10	Mar 31,10	Variation (%) Mar/11 – Dec/10	Variation (%) Mar/11 – Mar/10
Individuals	**128,696**	**125,079**	**108,534**	**2.9%**	**18.6%**
Credit Card	32,736	33,030	27,048	-0.9%	21.0%
Personal Loans	26,825	23,864	21,619	12.4%	24.1%
Vehicles	59,858	60,118	54,135	-0.4%	10.6%
Mortgage Loans	9,276	8,067	5,732	15.0%	61.8%
Companies	**201,453**	**193,951**	**162,245**	**3.9%**	**24.2%**
Corporate	115,407	110,793	95,463	4.2%	20.9%
Very Small, Small and Middle Market (*)	86,046	83,158	66,782	3.5%	28.8%
Argentina/Chile/Uruguay/Paraguay	**14,706**	**14,397**	**12,176**	**2.2%**	**20.8%**
Total with Endorsements and Sureties	**344,855**	**333,427**	**282,956**	**3.4%**	**21.9%**
Total Retail (**)	**214,741**	**208,237**	**175,317**	**3.1%**	**22.5%**
Endorsements and Sureties	**41,199**	**38,374**	**32,593**	**7.4%**	**26.4%**
Individuals	225	252	182	-10.6%	23.9%
Corporate	36,737	34,111	28,990	7.7%	26.7%
Very Small, Small and Middle Market	3,318	3,123	2,557	6.2%	29.8%
Argentina/Chile/Uruguay/Paraguay	918	888	864	3.4%	6.2%

(*) Includes Rural Loans (Individuals).
(**) Includes Credit Card, Personal Loans, Vehicles, Rural Loans (Individuals), Mortgage Loans (Individuals) and Very Small, Small and Middle Market.
Note: The acquired payroll credit portfolio started to be considered as corporate risk, and to achieve comparability, the prior quarters were adjusted. Mortgage Loans and Rural Loans portfolios from the businesses segment are allocated according to the client's size. For more details see page 23.

Loan Portfolio (***)

R$ billion

Mar/11
46.3
298.6
344.9
Dec/10
43.1
290.3
333.4
Sep/10
40.8
270.5
311.3
Jun/10
38.2
256.1
294.4
Mar/10
37.5
245.5
283.0
Dec/09
36.3
240.3
276.6
Sep/09
37.2
230.6
267.8
Jun/09
42.5
222.6
265.1
Local Currency
Foreign Currency

(***) Includes Endorsements and Sureties

On the first quarter of 2011, the allowance for loan and lease losses increased by R$ 221 million, reaching R$ 22,239 million. The balance of minimum required provisions by the Brazilian Monetary Council resolution 2682/99, decreased R$ 306 million in the quarter.

The 90 days NPL ratio stood at 4.2% on March, 2011, compared to December, 2010 – an improvement of 60 basis points compared to March 2010.

Allowance for Loan and Lease Losses

R$ million

22,915
6,477
16,438
24,068
6,104
17,964
24,052
6,104
17,948
22,872
6,104
16,768
22,623
6,104
16,519
23,018
6,104
16,914
22,018
4,531
17,487
22,239
5,058
17,181
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
Allowance for Loan and Lease Losses— Resolution 2,682/99 CMN
Complementary Allowance for Loan and Lease Losses — Expected Loss Model
Complementary Allowance for Loan and Lease Losses— Expected Loss Model + Counter–Cyclical Provisions

NPL Ratio – 90 days (%)

8.1%
8.0%
7.4%
6.7%
6.3%
6.0%
5.8%
5.7%
5.3%
5.9%
5.6%
4.8%
4.6%
4.2%
4.2%
4.2%
3.1%
4.1%
4.0%
3.3%
3.2%
2.8%
2.9%
3.1%
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Individuals
Total
Companies

9 Management Discussion & Analysis

1st Quarter, 2011

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

10 Management Discussion & Analysis 1st Quarter, 2011

Itaú
Atendimento

Itaú

Analysis of the Net Income

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Managerial Financial Margin

Our managerial financial margin totaled R$ 11,724 million in the first quarter of 2011, a R$ 306 million decline from the fourth quarter of 2010. The main drivers of this change are discussed below.

R$ million

	1st Q/11	4th Q/10	1st Q/10	Variation: 1st Q/11 – 4th Q/10	Variation: %	Variation: 1st Q/11 – 1st Q/10	Variation: %
Financial Margin with Clients	**10,789**	**10,817**	**9,204**	**(28)**	**-0.3%**	**1,586**	**17.2%**
Interest Rate Sensitive	1,847	1,659	1,078	188	11.3%	769	71.3%
Spread-Sensitive	8,942	9,158	8,125	(216)	-2.4%	817	10.1%
Financial Margin with Market	**935**	**1,214**	**1,019**	**(279)**	**-23.0%**	**(84)**	**-8.3%**
Total	11,724	12,031	10,222	(306)	-2.5%	1,502	14.7%

Managerial Financial Margin with Clients

The managerial financial margin with clients results of the use of financial products and services by our clients, including account holders and non-account holders.

In the first quarter of 2011, the margin with clients totaled R$ 10,789 million, practically stable when compared to the prior period. In order to allow for a better understanding of changes in the financial margin, in this discussion the margin is divided into two different components: financial margins that are sensitive to interest rate changes, and financial margins that are sensitive to spreads.

Interest Rate Sensitive Margin with Clients

The financial margin on interest rate-sensitive operations amounted to R$ 1,847 million in the quarter, increasing 11.3%, or R$ 188 million, from the prior quarter. The increased volume of operations, particularly associated with the growth in the average balance of own working capital, and the increase in the basic interest rate of the economy (SELIC), were the drivers of this change.

Annualized Rate of Interest Rate Sensitive Banking Operations Performed with Clients

R$ million

	1st Q/11	4th Q/10	Variation: Balance	Variation: %
Average Balance	69,891	64,508	5,382	8.3%
Financial Margin	1,847	1,659	188	11.3%
Annualized Rate	10.6%	10.3%		30 bps

9.5%
8.7%
8.3%
8.1%
8.9%
10.4%
10.3%
10.6%
2ndQ/09
3rdQ/09
4thQ/09
1stQ/10
2ndQ/10
3rdQ/10
4thQ/10
1stQ/11

Spread-Sensitive Margin with Clients

The financial margin on spread-sensitive operations added up to R$ 8,942 million in the period, declining by 2.4% or R$ 216 million from the prior quarter. Such decrease was driven by the reduction of spreads in the portfolio during the period. The growth in balance in the first quarter of 2011 and in spreads on new operations observed in this quarter when compared to the previous one partially offset this reduction.

Annualized Rate of Spread-Sensitive Margin with Clients

R$ million

	1st Q/11	4th Q/10	Variation: Balance	Variation: %
Average Balance	300,272	289,116	11,156	3.9%
Financial Margin	8,942	9,158	(216)	-2.4%
Annualized Rate	11.9%	12.7%		-80 bps

11.9%
12.9%
13.3%
13.0%
13.3%
12.5%
12.7%
11.9%
2ndQ/09
3rdQ/09
4thQ/09
1stQ/10
2ndQ/10
3rdQ/10
4thQ/10
1stQ/11

Managerial Financial Margin with Market

The financial margin on market transactions basically comprises treasury transactions. During the quarter, the financial margin with market totaled R$ 935 million, slightly below the average of last year quarters. This decrease is primarily attributable to lower results from proprietary positions.

12 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Managerial Financial Margin

As a result of the above changes, the net interest margin - NIM – annualized rate of managerial financial margin, disregarding the financial margin with market – reached 11.7% in the first quarter of 2011, representing a 50 basis points decline from the prior quarter rate. When the expense from provisions for loan and lease losses, net of the recovery of credits previously written off as losses, is taken into account, the adjusted NIM rate reached 8.2%, a 110 basis points reduction from the prior quarter, driven by the increase in expense from provisions for loan and lease losses, as a result of the credit portfolio growth and by the complementary provision for loan and lease losses according to the expected loss model, returning to the first quarter of 2010 level.

R$ million

Financial Margin Analysis

	1st Q/11			4th Q/10			1st Q/10		
	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)
Demand Deposits + Floatings	37,290			38,362			36,238		
(-) Compulsory Deposits	(11,194)			(11,933)			(10,649)		
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,881			1,332			1,233		
Tax and Social Security obligations (-) Deposits in guarantee	18,743			17,848			15,407		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	48,929			45,269			38,181		
(-) Tax Credits	(25,759)			(26,371)			(27,121)		
Interest Rate Sensitive Margin with Clients (A)	**69,891**	**1,847**	**10.6%**	**64,508**	**1,659**	**10.3%**	**53,289**	**1,078**	**8.1%**
	Average Balance	**Financial Margin**	**Spread (p.y.)**	**Average Balance**	**Financial Margin**	**Spread (p.y.)**	**Average Balance**	**Financial Margin**	**Spread (p.y.)**
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	20,865			23,071			23,461		
Interbank and Interbranch Accounts (**)	2,181			2,449			2,034		
Loans, Leasing and Other Credits	299,354			286,114			248,157		
(Allowance for Loan Losses)	(22,129)			(22,518)			(23,462)		
Spread-Sensitive Margin with Clients (B)	**300,272**	**8,942**	**11.9%**	**289,116**	**9,158**	**12.7%**	**250,190**	**8,125**	**13.0%**
Net Interest Margin with Clients (C= A+B)	**370,163**	**10,789**	**11.7%**	**353,624**	**10,817**	**12.2%**	**303,479**	**9,204**	**12.1%**
Provision for Loan and Lease Losses (D)		**(4,380)**			**(3,918)**			**(3,809)**	
Recovery of Credits Written Off as Losses (E)		**1,207**			**1,310**			**833**	
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	**370,163**	**7,617**	**8.2%**	**353,624**	**8,209**	**9.3%**	**303,479**	**6,227**	**8.2%**

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate.
(**) Net of compulsory deposits (Central Bank).
Note: spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin with Clients and Net Interest Margin with Clients after Provision for Credit Risk vs CDI

11.6%
12.2%
12.5%
12.1%
12.6%
12.2%
12.2%
11.7%
9.5%
8.7%
8.3%
8.1%
8.9%
10.4%
10.3%
10.6%
6.8%
7.4%
8.2%
8.2%
8.7%
8.7%
9.3%
8.2%
2ndQ/09
3rdQ/09
4thQ/09
1stQ/10
2ndQ/10
3rdQ/10
4thQ/10
1stQ/11
NIM with clients
NIM with clients after Provision for Credit Risk
CDI

13 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Banking Services Fee and Income from Banking Charges

R$ million

	1st Q/11	4th Q/10	1st Q/10	Variation: 1st Q/11 – 4th Q/10	Variation: %	Variation: 1st Q/11 – 1st Q/10	Variation: %
Asset Management	636	647	590	(11)	-1.6%	47	7.9%
Current Account Services	576	640	574	(65)	-10.1%	2	0.3%
Credit Operations and Guarantees Provided	778	747	657	32	4.3%	121	18.5%
Collection Services	330	349	322	(19)	-5.4%	8	2.5%
Credit Cards	1,691	1,645	1,486	47	2.8%	206	13.8%
Other	455	465	395	(10)	-2.2%	60	15.2%
Total	**4,467**	**4,493**	**4,024**	**(26)**	**-0.6%**	**444**	**11.0%**

During the first quarter of 2011, banking service fees, including income from banking charges, reached R$ 4,467 million, corresponding to a 0.6% decline from the fourth quarter of 2010 and an 11.0% growth from the same period of the previous year.

Asset Management
Investment funds and managed portfolios totaled R$ 381,778 million in March 2011, a 4.9% growth over December 2010 and a 9.5% increase over March 2010. Asset Management revenues added up to R$ 636 million in the quarter, an 1.6% decline quarter-on-quarter, due to a lower number of business days in the period.

Current Account Services
Revenues from current account services totaled R$ 576 million in the first quarter, a 10.1% decline from the prior period. This decline is mainly due to the lower level of activity, typical of the first quarter when compared to the fourth quarter of the year.

Credit Operations and Guarantees Provided
Revenues from credit operations and guarantees provided grew 4.3% quarter-on-quarter, to reach R$ 778 million. These revenues were adversely influenced by certain rules implemented by the Brazilian Central Bank in late 2010, with direct impacts on the vehicle portfolio, in addition to the seasonal decline in new contracts at the beginning of the year.

Collection Services
During the first quarter, revenues from collection services decreased by 5.4% from the prior quarter due to a seasonal lower number of notes under collection in the period.

Credit Cards
Credit card revenues amounted to R$ 1,691 million in the first quarter of 2011, or a 2.8% growth from the prior period, primarily due to increased annual fees and POS equipment rental charges.

Other

R$ million

	1st Q/11	4th Q/10	Variation
Foreign Exchange Services	19	20	(1)
Income from Brokerage and Securities Placement	123	106	17
Income from Custody Services and Management of Portfolio	54	44	10
Income from Economic and Financial Advisory Services	74	106	(32)
Other Services	186	189	(3)
Total	**455**	**465**	**(10)**

Banking Services Fee and Income from Banking Charges

R$ million
3,612
3,835
4,205
4,024
4,204
4,379
4,493
4,467
22.4%
23.5%
24.8%
25.7%
25.9%
26.3%
25.3%
25.5%
2ndQ/09
3rdQ/09
4thQ/09
1stQ/10
2ndQ/10
3rdQ/10
4thQ/10
1stQ/11
Banking services fee and Income from banking charges
Banking services fee and Income from banking charges/Operating Revenues

14 Management Discussion & Analysis 1st Quarter, 2011

Analysis of the Net Income

Itaú Unibanco Holding S.A.

Results from Loan and Lease Losses

R$ million

	1stQ/11	4thQ/10	1stQ/10	Variation 1stQ/11 – 4thQ/10	%	1stQ/11 – 1stQ/10	%
Expenses for Provision for Loan and Lease Losses	(4,380)	(3,918)	(3,809)	(462)	11.8%	(571)	15.0%
Income from Recovery of Credits Written Off as Losses	1,207	1,310	833	(103)	-7.9%	374	44.9%
Result from Loan Losses	**(3,173)**	**(2,608)**	**(2,976)**	**(565)**	**21.7%**	**(197)**	**6.6%**

The result from loan and lease losses totaled R$ 3,173 million in the first quarter of 2011. The expense with the provision for loan and lease losses amounted to R$ 4,380 million in the period, corresponding to a R$ 462 million increase from the prior quarter.

Revenues from the recovery of credits previously written off as losses added up to R$ 1,207 million in the first quarter, corresponding to a R$ 103 million decline quarter-on-quarter.

Complementary Expense for the Provision based on the expected loss model

Since the fourth quarter of 2010, the provision for loan and lease losses started to reflect the expected loss model adopted in the institution´s credit risk management. This model anticipates, compared to the criterion required by resolution 2,682/99 of the Brazilian Monetary Council (substantially based on delays in the credit portfolios already incurred), the provisioning for losses for scenarios of growing nonperforming levels. In the first quarter of 2011, considering up to 90 day overdue level changes, a R$ 270 million bad debt expense was anticipated to complement the minimum required by the resolution 2,682/99 and, together with the rating reclassification (see details on page 22), brought the balance of the complementary provision to R$ 5,058 million at the end of the period.

Allowance for Loan Losses and Credit Portfolio

9.8%
9.1%
8.6%
8.3%
7.5%
7.3%
7.4%
6.7%
6.3%
6.1%
5.9%
5.7%
24,052
22,872
22,623
23,018
22,018
22,239
6,104
6,104
6,104
6,104
4,531
5,058
17,948
16,768
16,519
16,914
17,487
17,181
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Allowance for loan losses (R$ million)
Complementary portion of the provision— expected loss model (R$ million)
Additional provision — expected loss model + counter-cyclical provision (R$ million)
Allowance for loan losses specific + generic + complementary portion / Credit portfolio
Allowance for loan losses specific + generic / Credit portfolio

Expenses for Provision for Loan Losses and Credit Portfolio

4,016
3,809
3,955
4,010
3,918
4,380
270
1.7%
1.5%
1.5%
1.5%
1.4%
1.5%
1.4%
4thQ/09
1stQ/10
2ndQ/10
3rdQ/10
4thQ/10
1stQ/11
Expenses for provision for loan losses (R$ million)
Complementary portion of the provision— expected loss model (R$ million)
Expenses for provision for loan losses / Credit portfolio (*)
Expenses for provision for loan losses without the complementary portion— expected loss model / Credit portfolio (*)

(*) Average balance of the two previous quarters.

In March 2011, the balance of the credit portfolios, excluding endorsements and sureties, grew R$ 8,603 million from December 2010 to reach R$ 303,656 million, while the balance of allowance for loan and lease losses increased R$ 221 million, totaling R$ 22,239 million. The balance of the provision required by Resolution 2,682 decreased R$ 306 million during the quarter and the complementary portion under the expected loss model grew R$ 270 million. As a consequence, the ratio of the allowance for loan losses to the credit portfolio reduced 20 basis points to reach 7.3% in the quarter.

The ratio of expense with provision for loan and lease losses to the credit portfolio was 1.5% in the first quarter of 2011, in line with the levels seen in the last 12 months. Disregarding the effects of the complementary portion under the expected loss model, the ratio of the expense with provision for loan and lease losses to the credit portfolio would have been 1.4%.

15 Management Discussion and Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

NPL Ratio - 90 days

8.1%
8.0%
7.4%
6.7%
6.3%
6.0%
5.8%
5.7%
5.3%
5.9%
5.6%
4.8%
4.6%
4.2%
4.2%
4.2%
3.1%
4.1%
4.0%
3.3%
3.2%
2.8%
2.9%
3.1%
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Individuals
Total
Companies

Nonperforming Ratios

R$ million

	Mar 31, 11	Dec 31, 10	Mar 31, 10
Nonperforming Loans over 60 days [(a)]	16,119	14,851	14,681
Nonperforming Loans over 90 days [(b)]	12,872	12,409	12,122
Credit Portfolio [(c)]	303,656	295,053	250,363
NPL Ratio [(a)/(c)] x 100 over 60 days	5.3%	5.0%	5.9%
NPL Ratio [(b)/(c)] x 100 over 90 days	4.2%	4.2%	4.8%

(a) Loans overdue for more than 60 days and that do not accrue revenues.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included.

The overall nonperforming ratio (loan operations more than 90 days overdue) was 4.2% in March 2011, in line with the prior period, and represented a 60 basis points improvement when compared to March 2010. In the last 12 months, the ratios for credit transactions to individuals and companies improved 100 and 20 basis points, respectively. The nonperforming ratio of companies has been influenced by the larger growth in the small and middle market segment, which has higher delinquency levels than the large companies ratio, and by the seasonal increase in delinquency levels during the first quarter of the year.

Additionally, the short-term delinquency levels, measured by credit transactions 31 to 90 days overdue, has increased, as shown in the chart below. These movements were captured by the bank´s expected loss model, which drive its credit risk pricing policy and provisioning for potential losses. The utilization of this model, which anticipates the provisioning for losses under the scenario of growing nonperforming levels, brought the balance of the complementary provision to R$ 270 million in the quarter.

NPL Ratio - 31 to 90 days

5.3%
4.7%
4.3%
4.5%
4.2%
3.7%
3.7%
4.2%
3.4%
2.9%
2.7%
2.9%
2.6%
2.4%
2.3%
2.9%
1.9%
1.5%
1.3%
1.6%
1.3%
1.4%
1.2%
1.8%
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Individuals
Total
Companies

Coverage - 90 days

The 90-day coverage ratio reached 173% in March, driven by the 3.7% growth in the credit portfolio more than 90 days overdue, in particular in the companies segment. The balance of the allowance for loan and lease losses totaled R$ 22,239 million in March, or a 1.0% increase compared to the prior period.

184%
173%
177%
189%
188%
196%
177%
173%
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11

Obs: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue.

Overdue Loans

The overdue loans portfolio increased 13.0% in the first quarter, while the allowance for loan and lease losses grew 1.0% in the same period.

R$ million

	Mar 31, 11	Dec 31, 10	Mar 31, 10
Overdue Loans	24,893	22,024	22,926
Balance of Allowance for Loan and Lease Losses	(22,239)	(22,018)	(22,872)
Coverage	(2,654)	(6)	(55)

Obs: Overdue loans are credit operations having at least one installment more than 15 days overdue, irrespective of collateral provided.

Credit Portfolio Write Offs

Write offs from the credit portfolio totaled R$ 4,159 million in the first quarter of 2011, increasing by R$ 813 million from the prior quarter and declining by R$ 830 million compared to the first quarter of 2010. The ratio of written-off transactions to the credit portfolio reached 1.4% in March 2011, representing a 20 basis point increase from December 2010 and a 60 basis point reduction when compared to the same period of the prior year.

R$ million

2,974
3,143
4,204
4,989
4,204
3,615
3,346
4,159
1.3%
1.3%
1.8%
2.0%
1.6%
1.3%
1.2%
1.4%
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
Write Off
Write Off / Credit Portfolio (*)

(*) Average balance of the two previous quarters.

16 Management Discussion and Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Non-interest Expenses

R$ million

	1stQ/11	4thQ/10	1stQ/10	Variation			
				1stQ/11 – 4thQ/10	%	1stQ/11 – 1stQ/10	%
Personnel Expenses	(3,243)	(3,263)	(2,795)	20	-0.6%	(447)	16.0%
Administrative Expenses	(3,260)	(3,852)	(2,882)	592	-15.4%	(379)	13.1%
Operating Expenses	(1,105)	(1,180)	(715)	75	-6.4%	(391)	54.6%
Other Tax Expenses (*)	(78)	(71)	(66)	(6)	8.9%	(11)	17.0%
Total	**(7,686)**	**(8,366)**	**(6,458)**	**681**	**-8.1%**	**(1,228)**	**19.0%**

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$ 7,686 million in the first quarter of 2011, down 8.1% from the prior quarter, primarily due to reduced administrative expenses.

Personnel Expenses

R$ million

	1stQ/11	4thQ/10	Variation
Compensation	(1,519)	(1,668)	149
Charges	(494)	(474)	(20)
Social Benefits	(393)	(414)	21
Training	(49)	(80)	31
Profit Sharing	(562)	(507)	(55)
Employee Terminations and Labor Claims	(226)	(120)	(106)
Total	**(3,243)**	**(3,263)**	**20**

Personnel expenses amounted to R$ 3,243 million in the first quarter, stable when compared to the prior period, influenced, on the one hand, by the reduced compensation expenses, given the seasonal higher number of employees on vacation in the first quarter, and on the other hand, by the increasing number of employees.

Number of Employees (**)

The number of employees went from 108,040 in December 31, 2010 to 109,836 in March 31, 2011 driven by organic growth, in particular to provide services to clients in the Very Small, Small and Mid-sized Companies, as well as due to the expansion of the branch network.

103,790
102,754
101,640
103,835
105,847
106,879
108,040
109,836
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11

(**) For companies under control of Itaú Unibanco, 100% of the number of employees are considered. For shared-control companies, 50% of the employees are considered. No employee is considered for companies which are not under Itaú Unibanco's control.

Administrative Expenses

R$ million

	1stQ/11	4thQ/10	Variation
Facilities	(485)	(637)	151
Data Processing and Telecommunications	(846)	(982)	137
Third-Party Services	(718)	(835)	117
Advertising, Promotions and Publications	(217)	(334)	117
Materials	(108)	(133)	25
Transportation	(139)	(155)	17
Travel	(40)	(53)	13
Security	(121)	(126)	5
Depreciation and Amortization	(338)	(322)	(16)
Financial System Services	(130)	(101)	(30)
Other	(118)	(174)	56
Total	**(3,260)**	**(3,852)**	**592**

Administrative expenses were down 15.4% quarter-on-quarter, due to decreases in data processing and telecommunications expenses, which are typically lower in the first quarter of the year, and reduced spending on facilities, third-party services and advertising, promotions and publications.

Operating Expenses

R$ million

	1stQ/11	4thQ/10	Variation
Provision for contingencies	(442)	(559)	118
Selling – Credit Cards	(492)	(521)	28
Claims	(130)	(115)	(15)
Other	(41)	15	(56)
Total	**(1,105)**	**(1,180)**	**75**

During the first quarter, operating expenses declined 6.4%, mainly due to reduced expenses for provisions for tax and social security contingencies.

17 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Points of Service

Itaú Unibanco ended the first quarter of 2011 with a network of 4,935 branches and customer-site branches (CSB), and more than 29,500 ATMs, including Brazil and abroad.

Branches and Client Service Branches (CSB) - Brazil and Abroad

4,917
4,911
4,884
4,879
4,869
4,871
4,911
4,935
3,939
3,951
3,936
3,933
3,931
3,929
3,967
3,982
978
960
948
946
938
942
944
953
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Client Service Branches (CSB)
Branches

Obs: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies' information.

Automated Teller Machines (ATMs) - Brazil and Abroad

30,689
30,524
30,705
30,686
30,398
29,443
29,301
29,534
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11

Obs: (i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies' information.
(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Non-Interest Expenses and Assets

The ratio of non-interest expenses to assets reached 4.0% in the first quarter, improving 70 basis points quarter-on-quarter, due to an 8.1% decrease in non-interest expenses, while assets grew by 3.7% over the same period.

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (*)

4.5%
4.5%
4.9%
4.2%
4.4%
4.7%
4.7%
4.0%
(6,813)
(6,789)
(7,404)
(6,458)
(7,068)
(7,746)
(8,366)
(7,686)
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
Non-Interest Expenses (R$ Million)
Non-Interest Expenses/Assets (*)

(*) Division of Non-Interest Expenses by the arithmetic average of total assets for the two previous quarters (annualized).

Efficiency Ratio– Changes in Consolidation

As a result of changes in the criteria for consolidation of our statements of income, mainly due to the deconsolidation of Porto Seguro SA, which is now recognized by equity, and the consolidation of 50% of Financeira Itaú CBD SA (FIC), the efficiency ratio for prior periods have been changed to allow adequate comparability. Thus, the efficiency ratio recalculated for 2010 is 49.0%.

Efficiency Ratio

45.4%
45.2%
47.8%
47.7%
50.7%
50.3%
51.9%
51.7%
49.0%
48.8%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
2010
Quarter E.R.
Quarter E.R. - former consolidation
E.R. Cumulative figure of the last 12 months
E.R. Cumulative figure of the last 12 months - former consolidation

18 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and social security transactions (claims).

Efficiency Ratio

In the first quarter, the efficiency ratio reached 47.8%, improving 410 basis points compared to the prior quarter, basically as a result of reduced non-interest expenses. During the past 12 months, the efficiency ratio reached 49.5%, increasing by 280 basis points from the same period of the prior year, mainly driven by expenses related to the migration of branches in the course of 2010.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio reached 69.3% in the first quarter, a 50 basis points improvement compared to the fourth quarter of 2010. In the past 12 months, the risk-adjusted efficiency ratio reached 70.1%, improving by 330 basis points when compared to the same period of the prior year, reflecting the better quality of the credit and insurance portfolios.

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

75.1%
75.9%
75.2%
73.4%
71.9%
71.1%
70.0%
70.1%
48.4%
47.6%
47.2%
46.7%
47.0%
48.2%
49.0%
49.5%
76.2%
74.8%
74.0%
68.6%
70.0%
71.4%
69.8%
69.3%
46.8%
45.7%
48.8%
45.4%
47.8%
50.7%
51.9%
47.8%
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
Quarter E.R.
Quarter R.A.E.R.
E.R. Cumulative figure of the last 12 months
E.R. Cumulative figure of the last 12 months

Risk Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims / (Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Usage of Operating Revenues

The chart below shows the portions of the Operating Revenues that are utilized to cover Non-interest Expenses, Result from Loan Losses and Retained Claims.

Operating Revenues (*)
(-)
Efficiency Ratio
(-)
Loan Losses and Retained Claims Net of Recovery/ Operating Revenues (*)
=
Income before Tax and Profit Sharing (**) / Operating Revenues (*)
(+)
Risk Adjusted Efficiency Ratio
46.8%
45.7%
48.8%
45.4%
47.8%
50.7%
51.9%
47.8%
29.4%
29.1%
25.1%
23.2%
22.2%
20.8%
17.9%
21.5%
23.8%
25.2%
26.0%
31.4%
30.0%
28.6%
30.2%
30.7%
Operating Revenues (*)
E.R.
R.A.E.R 1stQ2011 69.3%
Income before Tax and Profit Sharing (**)
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

19 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$ 935 million in the first quarter of 2011, corresponding to a R$ 167 million decline from the prior quarter, due to the higher PIS and Cofins taxable basis in the fourth quarter of 2010, in connection with the payment of interest on capital among group companies.

Income Tax and Social Contribution on Net Income

During the first quarter of 2011, Income Tax and Social Contribution on Net Income (CSLL) expense totaled R$ 1,392 million, a 6.6% decrease from the prior quarter.

The CSLL expense payable continues not to reflect the rate increase from 9% to 15% as tax credits recorded are sufficient to counter this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Federation of the Financial System (CONSIF) in this regard is pending.

On March 31, 2011, the balance of the unrecorded remaining social contribution credit, as a result from the CSLL rate increase, totaled R$ 1,442 million.

Unrealized Profits in Income

Unrealized profits in income totaled R$ 9,124 million in the first quarter of 2011, representing a R$ 454 million growth when compared to the prior period. Such increase is basically due to the appreciation of Redecard share prices on the stock exchange.

Unrealized Profits

R$ million
10,427
11,279
10,531
12,509
9,225
11,241
8,670
9,124
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11

20 Management Discussion & Analysis 1st Quarter, 2011

Balance Sheet
Balance Sheet by Currency
Value at Risk
Ownership Structure

Itaú Unibanco Holding S.A.

Balance Sheet

Itaú Unibanco Holding S.A.

Short-term Interbank Investments and Securities Portfolio

R$ million

Short-term Interbank Investments and Securities Portfolio	Mar 31,11	%	Dec 31,10	%	Mar 31,10	%	Variation (%) Mar/11 – Dec/10	Variation (%) Mar/11 – Mar/10
Short-term Interbank Investments	99,628	35.2%	86,359	31.6%	136,620	53.4%	15.4%	-27.1%
Total Public Securities	92,743	32.8%	101,298	37.1%	47,362	18.5%	-8.4%	95.8%
Government Securities – Domestic	86,234	30.5%	87,371	32.0%	39,369	15.4%	-1.3%	119.0%
Government Securities – Foreign	6,509	2.3%	13,928	5.1%	7,993	3.1%	-53.3%	-18.6%
Denmark	3,548	1.3%	2,014	0.7%	1,466	0.6%	76.2%	142.1%
Spain	729	0.3%	734	0.3%	1,468	0.6%	-0.8%	-50.4%
United States	673	0.2%	9,394	3.4%	366	0.1%	-92.8%	83.7%
Chile	427	0.2%	702	0.3%	1,201	0.5%	-39.2%	-64.5%
Paraguay	391	0.1%	257	0.1%	444	0.2%	52.3%	-11.9%
Korea	288	0.1%	236	0.1%	2,050	0.8%	22.1%	-85.9%
Argentina	271	0.1%	0	0.0%	236	0.1%	-	15.1%
Uruguay	162	0.1%	225	0.1%	707	0.3%	-28.0%	-77.1%
Mexico	19	0.0%	29	0.0%	12	0.0%	-33.1%	56.7%
Other	1	0.0%	337	0.1%	43	0.0%	-99.6%	-96.8%
Corporate Securities	31,033	11.0%	30,906	11.3%	23,810	9.3%	0.4%	30.3%
PGBL/VGBL Fund Quotas	48,554	17.2%	46,051	16.9%	39,921	15.6%	5.4%	21.6%
Derivative Financial Instruments	10,841	3.8%	8,307	3.0%	8,158	3.2%	30.5%	32.9%
Total	**282,799**	**100.0%**	**272,921**	**100.0%**	**255,871**	**100.0%**	**3.6%**	**10.5%**

At March 31, 2011, the balance of short-term interbank investments and the securities portfolio added up to R$ 282,799 million, corresponding to a 3.6% increase from the prior quarter. The mix of short-term interbank investments and the securities portfolio was changed during the quarter, with an increase in the short-term interbank investments portfolio.

Evolution of Short-term Interbank Investments and Securities Portfolio

R$ million
253,070
260,541
259,384
255,871
242,263
252,570
272,921
282,799
Derivative Financial Instruments
PGBL/VGBL Fund Quotas
Corporate Securities
Public Securities – Foreign
Public Securities – Domestic
Short-term Interbank Investments
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11

Credit Portfolio by Risk Level

On March 31, 2011, the share of credits rated "AA" to "C" in the total portfolio remained virtually unaltered compared to the prior quarter, accounting for 90.5% of the portfolio. Until December 31, 2010, the bank employed the probability of default criterion to classify credit operations in the risk levels. As of 2011, the classification begun to incorporate, additionally to the probability of default, the effect of expected recovery of operations, which implied in a reevaluation of loss levels, that reflected in the classifications on such operations, with a significant increase in credits rated "AA". As a consequence, the minimum required allowance for loan and lease losses by the resolution 2,682/99 decreased R$ 257 million in March 31, 2011, which are now included within the complementary allowance. In this way, this reclassification did not affect the total expenses for loan and lease losses in the first quarter of 2011.

Evolution of Credit Portfolio by Risk Level

Δ Balance Mar/11 x Dec/10
57.8%
-4.3%
-51.2%
-1.4%
5.6%
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
AA
A
B
C
D-H

22 Management Discussion & Analysis

1st Quarter, 2011

Itaú Unibanco Holding S.A.

Balance Sheet

Credit Portfolio by Product

The table below analyzes the credit portfolio only by individuals and companies. To better understand the performance of these portfolios, the main product groups for each segment are presented below.

R$ million

	Mar 31,11	Dec 31,10	Mar 31,10	Variation (%) Mar/11 – Dec/10	Variation (%) Mar/11 – Mar/10
Individuals	**133,641**	**130,097**	**112,730**	**2.7%**	**18.5%**
Credit Card	32,736	33,030	27,048	-0.9%	21.0%
Personal Loans	19,689	17,228	16,047	14.3%	22.7%
Vehicles	59,858	60,118	54,135	-0.4%	10.6%
Owned Payroll Loans	6,910	6,384	5,390	8.2%	28.2%
Mortgage Loans	9,276	8,067	5,732	15.0%	61.8%
Rural Loans	244	289	345	-15.5%	-29.3%
Argentina/Chile/Uruguay/Paraguay	4,926	4,982	4,032	-1.1%	22.2%
Companies	**170,016**	**164,956**	**137,633**	**3.1%**	**23.5%**
Working Capital (*)	91,996	89,352	74,586	3.0%	23.3%
BNDES/Onlending	34,917	33,714	25,071	3.6%	39.3%
Export / Import Financing	13,210	12,508	13,764	5.6%	-4.0%
Vehicles	8,297	8,510	7,431	-2.5%	11.7%
Acquired Payroll Loans	1,769	2,018	978	-12.4%	80.8%
Mortgage Loans	5,597	5,190	3,635	7.8%	54.0%
Rural Loans	5,369	5,136	4,888	4.5%	9.8%
Argentina/Chile/Uruguay/Paraguay	8,862	8,527	7,279	3.9%	21.7%
Total without Endorsements and Sureties	**303,656**	**295,053**	**250,363**	**2.9%**	**21.3%**
Endorsements and sureties	41,199	38,374	32,593	7.4%	26.4%
Total with Endorsements and Sureties	**344,855**	**333,427**	**282,956**	**3.4%**	**21.9%**
Private Securities (**)	15,228	15,598	11,012	-2.4%	38.3%
Adjusted Total Risk	**360,084**	**349,025**	**293,968**	**3.2%**	**22.5%**

(*) Also includes Revolving, Receivables, Hot Money, Leasing, and other.
(**) Includes Debentures, CRI and Commercial Paper.

On March 31, 2011, the individual portfolio grew 2.7% from the prior quarter, reaching R$ 133,641 million. This improvement was primarily driven by increases of 14.3% in personal loans, totaling R$ 19,689 million, 15.0% in mortgage loans, amounting to R$ 9,276 million, and 8.2% in owned payroll loans, reaching R$ 6,910 million. The growth was partly offset by a 0.9% decline in the credit card portfolio, a seasonal effect typically seen after the holiday season, when the utilization of credits cards is higher, a 0.4% decrease in the vehicle portfolio, as a result of macro prudential measures implemented by the government at the end of 2010, and 1.1% in our operations in the Southern Cone countries, due to appreciation of the Real. The company portfolio grew 3.1% reaching R$ 170,016 million at the end of the quarter. Changes in this portfolio were driven by increases of 3.0% in Working Capital, totaling R$ 91,996 million, 3.6% in BNDES/Onlending, reaching R$ 34,917 million, 5.6% in export/import financing, adding up to R$ 13,210 million, and 7.8% in mortgage loans, , amounting to R$ 5,597 million. Taking into account the bank's private fixed income securities and sureties and endorsements, the adjusted balance of the overall credit portfolio reached R$ 360,084 million, a 3.2% growth quarter-on-quarter.

Credit Portfolio by Industry

The most significant variations were seen in the following industries:

Industry	Variation Mar/11–Dec/10	Variation %
Agribusiness	1,092	8.6%
Transports	918	6.9%
Food and Beverage	839	4.8%
Other Services	819	6.5%
Autoparts and Accessories	689	14.8%
Telecommunications	661	16.3%
Light and Heavy Vehicles	397	4.0%
Chemicals and Petrochemicals	349	5.0%
...		
Construction Material	(103)	-2.2%
Pulp and Paper	(119)	-4.6%
Financial	(194)	-2.3%

23 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Balance Sheet

Funding

R$ million

Funding from Clients

	Mar 31, 11	Dec 31, 10	Mar 31, 10	Mar/11 – Dec/10	Mar/11 – Dec/09
Demand Deposits	24,724	25,667	24,334	-3.7%	1.6%
Savings Deposits	58,971	57,883	50,069	1.9%	17.8%
Time Deposits	110,473	113,468	95,590	-2.6%	15.6%
Debentures (Repurchase Agreements) and Mortgage – Backed Notes (*)	108,495	103,698	78,248	4.6%	38.7%
(1) Funding from Account Holders	**302,663**	**300,716**	**248,242**	**0.6%**	**21.9%**
Institutional Clients	17,440	16,982	19,338	2.7%	-9.8%
Onlending	32,868	31,689	23,247	3.7%	41.4%
(2) Total – Funding from Institutional & Account Holders	**352,971**	**349,388**	**290,827**	**1.0%**	**21.4%**
Assets Under Management	381,778	363,818	348,591	4.9%	9.5%
Technical Provisions for Insurance, Pension Plan and Capitalization	62,432	59,447	52,165	5.0%	19.7%
Deposits from Banks	2,913	1,929	1,700	51.0%	71.3%
Funds from Acceptance and Issuance of Securities Abroad	10,314	9,930	6,408	3.9%	60.9%
Total Funds from Clients	**810,408**	**784,512**	**699,692**	**3.3%**	**15.8%**

Ratio between Credit Portfolio and Funding

	Mar 31, 11	Dec 31, 10	Mar 31, 10	Mar/11 – Dec/10	Mar/11 – Dec/09
Funding from Clients + Account Holders	352,971	349,388	290,827	1.0%	21.4%
Funds from Acceptance and Issuance of Securities Abroad	10,314	9,930	6,408	3.9%	60.9%
Borrowings	18,196	15,649	13,920	16.3%	30.7%
Other (**)	18,446	15,721	10,974	17.3%	68.1%
Total (A)	**399,926**	**390,688**	**322,129**	**2.4%**	**24.2%**
(-) Compulsory Deposits	(93,111)	(88,825)	(37,572)	4.8%	147.8%
(-) Cash (Currency)	(11,762)	(10,097)	(10,921)	16.5%	7.7%
Total (B)	**295,054**	**291,767**	**273,636**	**1.1%**	**7.8%**
Credit Portfolio (C) (***)	**303,656**	**295,053**	**250,363**	**2.9%**	**21.3%**
C/A	**75.9%**	**75.5%**	**77.7%**	**-51 bps**	**-179 bps**
C/B	**102.9%**	**101.1%**	**91.5%**	**179 bps**	**1142 bps**

(*) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.
(**) These are comprised of installments of subordinated debt that is not included in Tier II Reference Equity.
(***) The credit portfolio balance does not include sureties and endorsements.

On March 31, 2011, total funds from clients amounted to R$ 810,408 million, or a 3.3% increase from the prior quarter.

During this quarter, there was an increase in funds obtained through repurchase agreements of debt issued by the own bank and notes amounting R$ 4,797 million and savings deposits totaling R$ 1,088 million.

The ratio of credit portfolio to funding before the deduction of compulsory deposits and cash (currency) reached 75.9% in March, remaining practically stable in comparison with the past 12 months.

Considering compulsory deposits and cash (currency), the ratio reached 102.9% in March 2011, versus 101.1% in December 2010. The increase is mainly attributable to the R$ 4,286 million growth in compulsory deposits, impacted by the new rates on both demand and time deposits implemented as on December 6, 2010. The same is noted, to a greater extent, when compared to March, 2010.

Ratio between Credit Portfolio and Funding

84.0%
86.1%
86.9%
91.5%
98.1%
95.1%
101.1%
102.9%
76.2%
76.8%
77.2%
77.7%
76.8%
75.6%
75.5%
75.9%
278
234
274
236
281
244
274
250
267
262
292
277
292
295
295
304
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Funding from Clients (R$ billion)
Credit Portfolio (R$ billion)
Credit Portfolio / Funding
Credit Portfolio / Funding (*)

(*) Gross funding, disregarding the deduction of compulsory deposits and cash and cash

24 Management Discussion & Analysis 1st Quarter, 2011

Balance Sheet

Itaú Unibanco Holding S.A.

R$ million

Total Funds

	Mar 31, 11	Dec 31, 10	Mar 31, 10	Mar/11 – Dec/10	Mar/11– Mar/10
Funding from Clients	**810,408**	**784,512**	**699,692**	**3.3%**	**15.8%**
Repurchase Agreements (1)	105,042	98,363	74,728	6.8%	40.6%
Borrowings	18,196	15,649	13,920	16.3%	30.7%
Foreign Exchange Portfolio	27,508	22,036	27,283	24.8%	0.8%
Subordinated Debt	35,294	33,830	25,756	4.3%	37.0%
Collection and Payment of Taxes and Contributions	4,918	694	4,241	608.4%	16.0%
Free Assets (2)	56,095	53,412	45,663	5.0%	22.8%
Free Assets and Other	**247,052**	**223,984**	**191,591**	**10.3%**	**28.9%**
Total Funds (Free, Raised and Managed Assets)	**1,057,460**	**1,008,496**	**891,282**	**4.9%**	**18.6%**

(1) Does not include own issued debentures.
(2) Stockholders' Equity + Minority Interests - Permanent Assets

Total funds (Free, Raised and Managed Assets) amounted to R$ 1.06 trillion on March 31, 2011, an increase of R$ 49.0 billion when compared to December 2010 and R$ 166.2 billion when compared to March 2010.

External Funding

The table below highlights the main debt of Itaú Unibanco outstanding abroad as of March 31, 2011.

US$ million

Main Issues in Effect (1)

Instrument	Coordinator	Balance at Dec 31,10	Issues	Amortization	Exchange Variation	Balance at Mar 31,11	Issue Date	Maturity Date	Coupon % p.y.
Fixed Rate Notes (2)	Merrill Lynch	369			(8)	361	8/13/2001	8/15/2011	4.25%
Fixed Rate Notes	Merrill Lynch and Itaubank	100				100	8/13/2001	8/15/2011	10.00%
Fixed Rate Notes	Merrill Lynch and Itaubank	80				80	11/9/2001	8/15/2011	10.00%
Fixed Rate Notes	UBS/Merrill Lynch	500				500	7/29/2005	Perpetual	8.70%
Fixed Rate Notes (3)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF (8) + 3.79%
Fixed Rate Notes (4)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF (8) + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	3/30/2015	Libor (9) + 1.25%
Floating Rate Notes (5)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	93			5	98	12/22/2005	12/22/2015	Euribor (10) + 0.55%
Floating Rate Notes (6)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	281			17	298	7/27/2006	7/27/2011	Euribor (10) + 0.32%
Floating Rate Notes (7)	HSBC	232			1	233	5/30/2007	5/30/2012	9.210%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	4/15/2010	4/15/2020	6.200%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	9/23/2010	1/22/2021	5.750%
Medium Term Notes (11)	Banco Itaú Holding Cayman	291			10	301	11/23/2010	11/23/2015	10.500%
Medium Term Notes	Banco Itaú Holding Cayman	0	250			250	1/24/2011	1/22/2021	5.75%
Other Notes (12)		2,715	400	(26)		3,088			
Total		**7,249**	**650**	**(26)**	**25**	**7,898**			

(1) Balance refers to principal amounts.; (2) Amount in US$ equivalent on the dates shown to JPY 30 billion;(3) and (4) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively; (5) and (6) Amounts in US$ equivalent on the dates shown to € 100 million and € 300 million, respectively; 7) Amounts in US$ equivalent on the date to R$ 387 million;(8) Fomentation Financial Unit; 9) 180–day Libor; (10) 90–day Euribor;(11) Amounts in US$ equivalent on the date to R$ 500 million; (12) Structured Notes.

Equity and Tangible Capital

On March 31, 2011, stockholders' equity totaled R$ 63,731 million, an increase of R$ 2,852 million from December 2010. In the same date, the Basel Ratio reached 16.1%, due to a reduction in the risk–weighted exposure. Breakdown of the Basel ratio is presented below in order to show the Tangible Common Equity (TCE) ratio (*).

An issue of subordinated debt, which on March 31, 2011 amounted R$ 2,647 million, is pending approval from the Central Bank of Brazil in order to comprise the Tier II of Referential Equity. Should we consider this issue, the Basel ratio would have reached at 16.6%.

R$ million

	Mar 31,11	Dec 31,10	Mar 31,10
Stockholders' Equity of Parent Company	**63,731**	**60,879**	**52,975**
(-) Intangible	(2,891)	(3,285)	(3,559)
(=) Tangible Equity (A)	**60,840**	**57,594**	**49,416**
Risk-weighted Exposure	**512,616**	**522,952**	**437,407**
(-) Intangible asset not eliminated from weighting	(2,535)	(2,896)	(3,068)
(=) Adjusted Risk-weighted Exposure (B)	**510,081**	**520,056**	**434,338**
Ratios			
BIS	**16.1%**	**15.4%**	**17.3%**
Tier I	**12.7%**	**11.8%**	**13.8%**
Tangible Equity (A/B)	**11.9%**	**11.1%**	**11.4%**

(*) Internationally defined as Stockholders' Equity less intangible assets, goodwill and redeemable preference shares. In Brazil, non-voting shares basically have an equity function and, for this reason, have not been excluded from Tangible Equity.

Capital Ratios

17.3%
16.1% (**)
12.5% (**)
11.4%
15.4%
11.8%
11.1%
16.1%
12.7%
11.9%
Mar/10
Dec/10
Mar/11
BIS
Tier I
Tangible Equity

(**) For comparison purposes, we disregarded the benefit of including the additional provision that prevailed at the time of the calculation of the ratios. In March 2010, the BIS ratio was 17.3% and the Tier I ratio was 13.8%.

25 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Balance Sheet by Currency (*)

The exchange risk management policy adopted by Itaú Unibanco with respect to its assets and liabilities positions is primarily intended to prevent impacts on consolidated results from fluctuations in exchange rate parities.

The Brazilian tax legislation determines that exchange rate variation gains and losses on permanent foreign investments shall not be included in the tax basis. Gains and losses arising from financial instruments used to hedge such assets position, however, are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet per Currencies shows assets and liabilities balances denominated in local and foreign currencies. On March 31, 2011, the net exchange position was a liability of US$ 9,648 million.

R$ million

Balance Sheet

Assets	Mar 31,11				
	Consolidated Itaú Unibanco	Business in Brazil Itaú Unibanco			Business Abroad Itaú Unibanco
		Total	Local Currency	Foreign Currency	
Cash and Cash Equivalents	11,762	7,679	7,041	638	4,175
Short Term Interbank Deposits	99,628	93,785	93,673	112	7,754
Securities	183,171	165,524	165,244	280	41,295
Loans	303,656	268,561	260,391	8,170	40,503
(Allowance for Loan Losses)	(22,239)	(21,488)	(21,488)	-	(751)
Other Assets	191,433	185,785	169,754	16,031	36,990
Foreign Exchange Portfolio	26,648	26,317	11,173	15,144	31,340
Other	164,786	159,468	158,581	887	5,649
Permanent Assets	11,061	31,484	9,701	21,783	1,360
TOTAL ASSETS	778,472	731,330	684,316	47,014	131,326
Derivatives – Purchased Positions				61,033	
Futures				13,792	
Options				8,078	
Swaps				11,027	
Other				28,135	
TOTAL ASSETS AFTER ADJUSTMENTS (a)				108,047	

Liabilities and Equity	Mar 31,11				
	Consolidated Itaú Unibanco	Business in Brazil Itaú Unibanco			Business Abroad Itaú Unibanco
		Total	Local Currency	Foreign Currency	
Deposits	203,922	167,053	166,820	233	37,468
Funds Received under Securities Repurchase Agreements	206,753	199,520	199,520	-	7,232
Funds from Acceptances and Issue of Securities	27,697	40,663	17,333	23,330	10,211
Borrowings and OnLendings	51,064	46,068	36,375	9,693	12,302
Interbank and Interbranch Accounts	7,965	7,840	5,947	1,892	126
Derivative Financial Instruments	7,734	6,103	6,103	-	1,880
Other Liabilities	142,903	134,370	119,072	15,298	40,245
Foreign Exchange Portfolio	27,508	27,285	12,385	14,900	31,233
Other	115,395	107,085	106,687	399	9,012
Technical Provisions of Insurance, Pension Plans and Capitalization	62,432	62,422	61,598	824	10
Deferred Income	847	777	752	25	70
Minority Interest in Subsidiaries	3,425	2,785	2,785	-	0
Stockholders' Equity of Parent Company	63,731	63,731	63,731	-	21,783
Capital Stock	60,200	60,200	60,200	-	21,254
Net Income	3,530	3,530	3,530	-	529
TOTAL LIABILITIES AND EQUITY	778,472	731,330	680,036	51,294	131,326
Derivatives – Sold Positions				72,467	
Futures				24,732	
Options				8,914	
Swaps				17,158	
Other				21,664	
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				123,761	
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(15,714)	
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(9,648)	

(*) Does not consider eliminations of operations between local and foreign businesses.

26 Management Discussion & Analysis 1st Quarter, 2010

Itaú Unibanco Holding S.A.

Value at Risk (VaR)

Itaú Unibanco's VaR

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Banco Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, and Banco Itaú Paraguay. Itaú Unibanco's and Itaú BBA's are analyzed together and segregated by risk factor.

On a consolidated basis, Itaú Unibanco Holding S. A. continues to pursue its policy of operating within low limits in relation to its capital. Although consolidated values at risk increased during the quarter - as evidenced by the Average Global VaR, essentially as a result of uncertainties surrounding international markets in the period and their impact on domestic markets – they remained at low levels due to the conservative portfolio management and efficient portfolio diversification.

It may be seen that the diversification of risks from the business units is significant, enabling the conglomerate to maintain a reduced overall exposure to market risk when compared to its equity.

R$ million

VaR – Itaú Unibanco			
VaR by Risk Factor		**Mar 31, 11**	**Dec 31, 10**
Itaú Unibanco + Itaú BBA	Fixed Rate	63.1	77.8
	TR	34.5	27.4
	Inflation Indexes	20.4	18.6
	Dollar Linked Interest Rate	14.1	13.0
	Foreign Exchange Rate – US$	2.6	9.7
	Foreign Sovereign and Private Securities	5.8	4.3
	Equities	22.3	14.4
	Foreign Interest Rate	5.6	15.1
	Commodities	8.3	18.5
	Other Foreign Exchange Rate	4.9	5.7
	Other	6.4	2.4
Itaú BBA Internacional		4.3	0.6
Itaú Argentina		2.3	1.6
Itaú Chile		4.4	3.3
Itaú Uruguay		0.3	0.2
Itaú Paraguay		0.3	0.9
Diversification Effect		(65.5)	(81.8)
Global VaR		**134.1**	**131.9**
Maximum VaR		**159.1**	**181.8**
Average VaR		**128.1**	**149.0**
Minimum VaR		**113.3**	**109.5**

Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Evolution of Itaú Unibanco's Value at Risk (R$ million)

242
209
173
158
143
153
123
92
77
87
61
65
118
88
86
62
139
120
108
79
182
149
132
110
159
134
128
113
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Global
Maximum
Average
Minimum

Find out more on risk management in Note 21 to the Financial Statements and in our Investor Relations website, www.itau-unibanco.com/ir, in the Corporate Governance/Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

27 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Ownership Structure

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of March 31, 2011:

In thousands

ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,649	4,570,936
Treasury Shares	2	21,462	21,464
Total Shares (-) Treasury	**2,289,284**	**2,260,188**	**4,549,472**

The organization chart below summarizes the current ownership structure on 03/31/2011:

Moreira Salles Family
100.00% Total
Egydio Souza Aranha Family
61.08% Common Shares
17.76% Non-voting Shares
34.41% Total
Free Float*
38.92% Common Shares
82.24% Non-voting Shares
65.59% Total
Cia. E. Johnston de Participações
50.00% Common Shares
33.47% Total
Itaúsa
38.66% Common Shares
19.46% Total
50.00% Common Shares
66.53% Total
IUPAR Itaú Unibanco Participações S.A.
51.00% Common Shares
25.66% Total
Free Float*
9.40% Common Shares
99.24% Non-voting Shares
54.03% Total
Itaú Unibanco Holding S.A.

Average Daily Trading Volume (BM&FBovespa+NYSE)
R$ million
CAGR: 27.78%
CAGR: 25.75%
CAGR: 29.21%
185
79
106
319
95
224
641
189
452
874
242
632
559
191
368
650
207
443
670
263
407
2005
2006
2007
2008
2009
2010
1stQ/11
NYSE (ADR)
BM&FBOVESPA (Non-voting + Common)

Non-voting Shares Mix on 03/31/2011
Foreign Investor (BM&FBovespa) 22%
Brazilian Investor (BM&FBovespa) 39%
Foreign Investor in NYSE (ADR) 39%

(*) Excluding Controlling Stockholders and Treasury

28 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Performance in Stock Market

Itaú Unibanco's voting and non-voting shares were traded on all BM&FBOVESPA sessions in 2011. Non-voting shares (ITUB4), which accounted for 3.83% of Ibovespa's portfolio from January to April, were in the fourth position in BOVESPA's liquidity ranking for the first quarter of the year. Additionally, the Bank's non-voting shares are part of all Stock Exchange Indices which include financial institution shares.

2011	Non-voting shares ITUB4 (R$)	Common shares ITUB3 (R$)	ADRs ITUB (US$)
Closing Quotation at 03/31/2011	**38.90**	**32.09**	**24.05**
Maximum price in quarter*	40.65	32.14	24.77
Average price in quarter	37.05	29.99	22.44
Minimum price in quarter**	34.17	27.76	20.61
Closing Quotation at 12/31/2010	**39.79**	**31,00**	**24.01**
Maximum price in the last 12 months	43.72	33.20	26.30
Average price in the last 12 months	37.86	29.70	22.16
Minimum price in the last 12 months	31.03	24.66	16.33
Closing Quotation at 03/31/2010	**38.99**	**30.17**	**21.98**
Change in the last 12 months	-0.2%	6.4%	9.4%
Change in 1st Q/11	-2.2%	3.5%	0.2%
Average daily trading financial volume - last 12 months (million)	220	7	252
Average daily trading financial volume in 1st Q/11 (million)	253	10	244

*quotation at 01/05/11 for ADRs and Non-Voting shares, e de 03/31/11 for Common shares.
**quotation at 02/04/11 for ADRs and Non-Voting shares, e de 02/07/11 for Common shares.

Market Capitalization [1] vs. Bovespa Index

On March 31, 2011, Itaú Unibanco's market capitalization was R$175,200 million, a 2.47% decrease from December 31, 2010. In the same period, the Ibovespa index declined 1.01%. When compared to 2000, Itaú Unibanco's market capitalization grew 8.2 times, while Ibovespa increased 4.5 times.
According to Bloomberg[2], as of March 31, 2011, Itaú Unibanco was 10th in the world bank ranking in terms of market capitalization, the same position as at the end of 2010.

Market Capitalization(1) x Bovespa Index
CAGR: 22.82%
CAGR: 15.76%
21.3
19.6
23.8
41.2
54.5
80.8
115.3
140.5
107.9
175.1
179.6
175.2
15.3
13.6
11.3
22.2
26.2
33.4
44.4
63.9
37.5
68.6
69.3
68.6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
1stQ/11
Bovespa Index (thousands points)
Market Capitalization (R$ billion)

[1] Average price of non-voting shares (the most liquid) on the last trading day of the period x total shares outstanding.

Top 10 Banks by Market Value - US$ billion
Source: Bloomberg[2]
Industrial and Commercial Bank of China 251.1
China Construction Bank 232.7
J.P. Morgan Chase 183.6
HSBC Holding 182.3
Wells Fargo & Co. 167.1
Bank Of China 146.0
Agricultural Bank of China 141.4
Bank Of America 134.9
Citigroup Inc. 128.4
Itaú Unibanco 109.9

[2] International agency for updated business news and financial information Bloomberg calculates the market capitalization by multiplying the total number of shares of capital stock by the closing price of the ADR in the period.

Non-voting Shares Appreciation

The chart below shows the evolution of R$100 invested on March 31, 2001 through March 31, 2011, by comparing the quotations of Itaú Unibanco, with and without reinvestment of dividends, to the performance of Ibovespa. With an average growth of approximately 25% p.a., the Bank's non-voting shares with dividends reinvested appreciated above Ibovespa, CDI, and shares without reinvested dividends.
The Bank provides its account holders with a feature to automatically reinvest dividends attached to the non-voting and/or voting shares: Dividend Reinvestment Program (PRD). The program not only enables the client to choose the type of dividends that he/she wishes to reinvest (monthly, extraordinary or both), and the percentage to be reinvested, but also stipulates no maximum amount to carry out the transaction.

Non-voting shares appreciation (ITUB4) - baseline 100 = 03/31/2001
CAGR00-10: 24.41%
CAGR00-10: 20.34%
CAGR00-10: 16.86%
CAGR00-10: 14.58%
888
637
475
390
100
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Itaú Unibanco's non-voting shares WITH reinvestment of dividends
Itaú Unibanco's non-voting shares WITHOUT reinvestment of dividends
São Paulo Stock Exchange Index (Bovespa Index)
CDI

29 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Annual and Extraordinary Stockholders' Meetings of April 25, 2011

Corporate Governance: additional information on the Annual and Extraordinary Stockholders' Meetings held at April 25, 2011 is available on our Investor Relations website (www.itau-unibanco.com.br/ri) and, further to the matters discussed at the meetings and the Convening Notice, also cover items relating to CVM Instruction 480 Reference Form (items 10, 12 and 13). Resolutions taken included:

i) amendment to, and consolidation of, the Share Option Plan;
ii) election of members of the Board of Directors and Audit Committee, and stipulated amounts allocated to the remuneration of their respective members;
iii) appropriation of net income for 2010;
iv) amendment to, and consolidation of, the By-laws;
v) proposal for reverse split and simultaneous split of the Bank shares.

The additional information is intended to provide our shareholders with information on these matters prior to the Meetings.

Directors' Comments: in compliance with item 10 of the Reference Form attached to CVM Instruction 480, the directors made comments on several drivers of the operations' results, including the main trends and factors that may impact the Company's performance. Matters discussed include, among others:

i) overall financial conditions;
ii) utilization limits on financing already contracted;
iii) operating results;
iv) formation, acquisition or disposal of shareholdings;
v) accounting policies and internal controls.

The 2009 Reference Form is available for consultation at the Investor Relations site in the section Financial Information / CVM Instruction 480.

The official deadline for the completion and delivery of reference forms from 2010 to the CVM is May 31, 2011.

Dividends

In the first quarter of 2011, Itaú Unibanco paid / provisioned R $683 million in dividends and interest on capital (JCP) net of taxes. The payments were provisioned considering the minimum statutory (25% of adjusted net income). Previously, the provisioning used to consider the usual 30% pay out ratio.

Market Relations – Participation in APIMEC and Expo Money

Starting the 2011 APIMEC cycle, we have already held six meetings in the year. The Curitiba meeting took place during the Expo Money, a financial education-oriented event.

During the first half of the year, we will carry out four more APIMEC meetings in partnership with Expo Money, thus enhancing our innovative relations with Brazilian individual investors. Also, in June 2011 four APIMEC meetings are scheduled to take place in capital cities. The respective dates are shown in the table below:

APIMEC Meetings at Expo Money			
Salvador	Ribeirão Preto	Recife	Florianópolis
May 05	May 14	May 26	June 09

APIMEC Meetings			
Belo Horizonte	Porto Alegre	Rio de Janeiro	Brasília
June 01	June 02	June 08	June 09

Convergence with international accounting standards - IFRS

Itaú Unibanco has prepared its consolidated financial statements as of December 31, 2010 in accordance with the International Financial Reporting Standards (IFRS), as required by the Brazilian National Monetary Council.

The complete consolidated financial statements under IFRS for 2010 were released on April 5, 2011 and are available for review on our Investor Relations site, in the Financial Information / Financial Statements / IFRS section.

Subsequent Event – Agreement with Carrefour

In April 2011, Itaú Unibanco Holding S.A. entered into an agreement with Carrefour Brasil to acquire 49% of Banco CSF S.A. ("Banco Carrefour") for R$725 million. Banco Carrefour is responsible for the offering and distribution of financial, investment and pension products and services through Carrefour Brasil's distribution channels to a current base of 7.7 million customers. With this deal, which is still pending approval from the Brazilian Central Bank, Itaú Unibanco expects to strengthen its position in the consumer credit segment, as well as reaffirm its commitment to the Brazilian market and the creation of long-term value for its shareholders.

30 Management Discussion & Analysis 1st Quarter, 2011

ItaúNegócios
ItaúNegócios

Analysis of Segments

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

32 Management Discussion & Analysis 1st Quarter, 2011

Analysis of Segments

Itaú Unibanco Holding S.A. Itaú

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income are based on managerial information from the business units.

The Treasury+Corporate column shows the result arising from excess capital, excess subordinated debt and adjustments to the net balance of tax credits and debits. This column also shows the cost of treasury operations, the equity in the earnings of affiliates that are not associated with any one segment, as well as the adjustments related to non-controlling interests in subsidiaries and the financial margin on market operations. The Treasury+Corporate column also includes the stake Itaú Unibanco holds in Porto Seguro.

The financial statements were adjusted in order to replace the accounting stockholders' equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital. The cost of subordinated debt and the respective remuneration at market prices were proportionally allocated to the segments, according to the allocated Tier I capital , to the allocated Tier II capital and the Expected Loss net of taxes.

Allocated Capital

Impacts related to capital allocation are considered in the pro forma financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

As from January 2011, the economic allocated capital model – EAC – was adopted for the pro forma financial statements by segment, which now consider, in addition to allocated Tier I capital , also allocated Tier II capital and Expected Loss net of taxes. As such, the allocated capital considers the credit (including expected loss), operating, market, and insurance underwriting risks.

Subsequently the Risk Adjusted Return on Capital (RAROC), is determined. It corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

As from the first quarter of 2011, the Income Tax rate considered was 40%, net of the tax effect of the payment of interest on own capital, for the Commercial Bank, Itaú BBA, Consumer Credit, and Treasury segments. The difference between the amount of Income Tax determined by segment and the amount as per the consolidated financial statement is allocated to the Corporation.

Expenses for the Complementary Portion of the Provision based on the model of expected loss

Since the fourth quarter of 2010, the provision for loan and lease losses started to reflect the model of expected loss adopted in the institution's credit risk management. This model anticipates, compared to the required criterion in accordance with resolution 2,682/99 of the Brazilian Monetary Council (substantially based on the already incurred delays in the credit portfolios), the provisioning for losses for scenarios of increasing nonperforming levels. For the *pro forma* financial statements, the entire complementary provision was allocated to the Corporation .

33 Management Discussion & Analysis

1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Itaú BBA, Consumer Credit and Treasury+Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

On March, 31 2011

R$ million

Pro Forma Balance Sheet by Segment

ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Treasury + Corporation	Itaú Unibanco
Current and Long-Term Assets	**552,149**	**197,654**	**92,733**	**55,777**	**767,412**
Cash and Cash Equivalents	11,140	623	-	-	11,762
Short-term Interbank Investments	149,193	33,923	-	2,951	99,628
Short-term Interbank Deposits in the Market	117,007	458	-	2,951	99,628
Short-term Interbank Deposits in Intercompany*	32,186	33,465	-	-	-
Securities and Derivative Financial Instruments	125,431	66,509	(2,217)	27,560	183,171
Interbank and Interbranch Accounts	90,073	4,417	116	-	94,475
Loan, Lease and Other Credit Operations	127,452	79,470	93,815	2,929	303,656
(Allowance for Loan Losses)	(11,251)	(986)	(4,907)	(36)	(17,181)
(Expected Loss Complementary Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	60,112	13,698	5,925	27,432	96,959
Foreign Exchange Portfolio	22,939	12,614	-	-	26,648
Others	37,173	1,084	5,925	27,432	70,311
Permanent Assets	**6,554**	**967**	**1,375**	**2,165**	**11,061**
TOTAL ASSETS	**558,703**	**198,621**	**94,108**	**57,942**	**778,472**

LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Treasury + Corporation	Itaú Unibanco
Current and Long-Term Liabilities	**535,140**	**189,634**	**83,793**	**32,804**	**710,470**
Deposits	**184,845**	63,026	27	1,469	203,922
Deposits from Clients	175,044	30,841	27	1,469	203,922
Intercompany deposits*	9,801	32,186	-	-	-
Deposits Received under Securities Repurchase Agreements	95,994	63,103	70,967	19,922	206,753
Securities Repurchase Agreements in the Market	72,330	43,644	70,967	19,922	206,753
Securities Repurchase Agreements - Intercompany*	23,665	19,459	-	-	-
Funds from Acceptances and Issue of Securities	51,323	5,370	-	-	27,697
Interbank and Interbranch Accounts	5,503	2,577	17	-	7,965
Borrowings and Onlendings	22,144	29,099	527	-	51,064
Derivative Financial Instruments	5,981	4,904	-	-	7,734
Other Liabilities	106,918	21,555	12,255	11,413	142,903
Foreign Exchange Portfolio	23,151	13,262	-	-	27,508
Subordinated Debt and Other	83,767	8,293	12,255	11,413	115,395
Technical Provisions for Insurance, Pension Plans and Capitalization	62,432	-	-	-	62,432
Deferred Income	**742**	**105**	**-**	**-**	**847**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**3,425**	**3,425**
Economic Allocated Capital	**22,821**	**8,882**	**10,314**	**21,714**	**63,731**
TOTAL LIABILITIES AND EQUITY	**558,703**	**198,621**	**94,108**	**57,942**	**778,472**

(*) The Intercompany operations were eliminated in the Consolidated.

R$ million

***Pro Forma* Income Statement by Segment**

1st Quarter/11	Commercial Bank	Itaú BBA	Consumer Credit	Treasury + Corporation	Itaú Unibanco
Operating Revenues	**11,862**	**1,651**	**3,514**	**533**	**17,544**
Managerial Financial Margin	8,027	1,151	2,079	474	11,724
Financial Margin with Clients	7,567	1,151	2,079	-	10,789
Financial Margin with the Market	-	-	-	935	935
Financial Margin of the Corporation	460	-	-	(460)	-
Banking Service Fees and Income from Banking Charges	2,524	510	1,376	59	4,467
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,170	0	54	(0)	1,224
Other Operating Income	141	(10)	4	-	128
Loan and Retained Claims Losses net of Recovery	**(2,121)**	**(13)**	**(898)**	**(543)**	**(3,575)**
Expenses for Allowance for Loan Losses	(2,547)	(82)	(1,208)	(543)	(4,380)
Income from Recovery of Credits Written Off as Losses	828	69	310	-	1,207
Retained Claims	(402)	-	-	-	(402)
Operating Margin	**9,741**	**1,638**	**2,616**	**(10)**	**13,969**
Other Operating Income/(Expenses)	**(6,132)**	**(674)**	**(2,027)**	**65**	**(8,769)**
Non-interest Expenses	(5,195)	(577)	(1,791)	(123)	(7,686)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(645)	(97)	(236)	44	(935)
Selling Expenses From Insurance	(245)	-	-	-	(245)
Equity in earnings of affiliates and Other investments	(47)	0	-	144	97
Operating Income	**3,609**	**964**	**589**	**55**	**5,201**
Non-operating Income	10	33	(1)	0	43
Income before Tax and Profit Sharing	**3,619**	**997**	**588**	**55**	**5,244**
Income Tax and Social Contribution	**(1,265)**	**(330)**	**(157)**	**360**	**(1,392)**
Profit Sharing	**(24)**	**(3)**	**(6)**	**(2)**	**(35)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(195)**	**(178)**
Recurring Net Income	**2,331**	**665**	**425**	**218**	**3,638**
(RAROC) – Return on Average Tier I Allocated Capital	42.8%	24.6%	18.6%	4.2%	23.4%
Efficiency Ratio (ER)	48.5%	37.2%	54.6%	21.3%	47.8%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

34 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Itaú BBA, Consumer Credit and Treasury+Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

On December 31, 2010

R$ million

Pro Forma Balance Sheet by Segment

ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Treasury + Corporation	Itaú Unibanco
Current and Long-Term Assets	**525,415**	**209,106**	**90,695**	**64,471**	**739,361**
Cash and Cash Equivalents	9,081	594	(2)	12	10,097
Short-term Interbank Investments	143,395	49,700	-	5,053	86,359
Short-term Interbank Deposits in the Market	98,594	223	-	5,053	86,359
Short-term Interbank Deposits in Intercompany*	44,801	49,477	-	-	-
Securities and Derivative Financial Instruments	121,243	68,599	(10)	31,091	186,562
Interbank and Interbranch Accounts	83,992	2,414	119	-	86,524
Loan, Lease and Other Credit Operations	122,680	77,006	92,062	3,307	295,053
(Allowance for Loan Losses)	(11,053)	(1,131)	(7,400)	(2,435)	(22,018)
Other Assets	56,079	11,923	5,926	27,443	96,785
Foreign Exchange Portfolio	13,457	11,366	-	-	21,594
Others	42,622	557	5,926	27,443	75,192
Permanent Assets	**6,725**	**882**	**1,430**	**1,942**	**10,979**
TOTAL ASSETS	**532,140**	**209,988**	**92,125**	**66,413**	**750,340**

LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Treasury + Corporation	Itaú Unibanco
Current and Long-Term Liabilities	**510,636**	**197,169**	**84,223**	**43,481**	**685,183**
Deposits	203,899	76,568	(398)	1,026	202,688
Deposits from Clients	173,916	31,767	(398)	1,026	202,688
Intercompany deposits*	29,983	44,801	-	-	-
Deposits Received under Securities Repurchase Agreements	94,174	56,080	70,241	14,401	199,656
Securities Repurchase Agreements in the Market	74,680	41,285	70,241	14,401	199,656
Securities Repurchase Agreements - Intercompany*	19,494	14,795	-	-	-
Funds from Acceptances and Issue of Securities	45,961	5,690	-	-	25,592
Interbank and Interbranch Accounts	1,292	2,352	14	12	3,668
Borrowings and Onlendings	18,934	28,828	484	(74)	47,338
Derivative Financial Instruments	5,840	6,109	-	-	5,705
Other Liabilities	81,089	21,542	13,883	28,115	141,089
Foreign Exchange Portfolio	13,649	11,617	-	-	22,036
Subordinated Debt and Other	67,440	9,925	13,883	28,115	119,053
Technical Provisions for Insurance, Pension Plans and Capitalization	59,447	-	-	(0)	59,447
Deferred Income	**678**	**96**	**(9)**	**-**	**766**
Minority Interest in Subsidiaries	**76**	**-**	**-**	**3,437**	**3,513**
Economic Allocated Capital	**20,750**	**12,722**	**7,911**	**19,495**	**60,879**
TOTAL LIABILITIES AND EQUITY	**532,140**	**209,988**	**92,125**	**66,413**	**750,340**

(*) The Intercompany operations were eliminated in the Consolidated.

R$ million

***Pro Forma* Income Statement by Segment**

4th Quarter/10	Commercial Bank	Itaú BBA	Consumer Credit	Treasury + Corporation	Itaú Unibanco
Operating Revenues	**11,113**	**1,843**	**3,718**	**1,091**	**17,753**
Managerial Financial Margin	7,488	1,338	2,170	1,032	12,031
Financial Margin with Clients	7,307	1,338	2,170	-	10,817
Financial Margin with the Market	(0)	-	-	1,214	1,214
Financial Margin of the Corporation	181	-	-	(181)	-
Banking Service Fees and Income from Banking Charges	2,427	539	1,472	61	4,493
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,046	0	62	(1)	1,107
Other Operating Income	153	(35)	13	(1)	122
Loan and Retained Claims Losses net of Recovery	**(2,460)**	**203**	**(731)**	**2**	**(2,986)**
Expenses for Allowance for Loan Losses	(2,848)	88	(1,161)	2	(3,918)
Income from Recovery of Credits Written Off as Losses	766	115	430	-	1,310
Retained Claims	(378)	-	-	0	(378)
Operating Margin	**8,654**	**2,046**	**2,986**	**1,093**	**14,768**
Other Operating Income/(Expenses)	**(6,114)**	**(812)**	**(2,190)**	**(525)**	**(9,639)**
Non-interest Expenses	(5,383)	(709)	(1,918)	(359)	(8,366)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(461)	(100)	(272)	(269)	(1,101)
Selling Expenses From Insurance	(273)	-	-	0	(273)
Equity in earnings of affiliates and Other investments	3	(3)	-	102	102
Operating Income	**2,540**	**1,233**	**796**	**568**	**5,129**
Non-operating Income	1	58	(1)	1	59
Income before Tax and Profit Sharing	**2,541**	**1,291**	**795**	**569**	**5,187**
Income Tax and Social Contribution	**(717)**	**(360)**	**(231)**	**(184)**	**(1,491)**
Profit Sharing	**(35)**	**(40)**	**(11)**	**(7)**	**(93)**
Minority Interests in Subsidiaries	**4**	**-**	**3**	**(219)**	**(204)**
Recurring Net Income	**1,792**	**892**	**556**	**159**	**3,400**
(RAROC) – Return on Average Tier I Allocated Capital	35.1%	28.6%	29.2%	3.4%	23.0%
Efficiency Ratio (ER)	53.1%	40.7%	55.7%	43.6%	51.9%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

35 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of Segments

Commercial Bank

The Commercial Bank segment consists of the offering of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high-networth clients, private bank and small and mid-sized companies.

In the first quarter of 2011, the Commercial Bank recurring net income reached R$ 2,331 million, an increase of 30.0% from the prior quarter. In this quarter, an 6.7% growth in Operating Revenues was seen, primarily driven by the 3.6% increase in the financial margin on client transactions, as well as the net income from Insurance, Pension Plan and Capitalization operations before claims and selling expenses, which were 11.9% higher than in the previous quarter. Non-interest expenses were 3.5% down from the fourth quarter of 2010. It's worth mentioning the change in the Income Tax rate, in accordance with the new criterion adopted for pro forma financial statements by segment (for more details, see page 33 of this Report).

The credit portfolio totaled R$ 127,452 million, a 3.9% increase quarter-on-quarter. The Commercial Bank's return on allocated capital reached 42.8% per annum, while the efficiency ratio was 48.5% in the period.

Some additional Commercial Bank Highlights:

Branch Network—Individuals

Itaú Unibanco's service network is nationwide and adopts a segmentation strategy, including structures, products and services, that were developed to meet the specific requirements of our many diversified client profiles: Itaú, Itaú Uniclass, Personnalité and Private Bank.

Products which are available at the branch network and 30 Horas electronic channels include current accounts, investments, credit cards, personal loans, insurance and mortgage and vehicle financing, among others.

Points of Service Evolution (*)

4,628
4,618
4,617
4,651
4,672
3,712
3,711
3,705
3,738
3,751
916
907
912
913
921
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Client Service Branches (CSB)
Branches

At the end of the first quarter of 2011, the branch network comprised 4,672 units in Brazil, including regular branches and client service branches (CSB), representing 44 more units over a one-year period, despite the consolidation of the service network that took place in 2010.

Geographical Distribution Service Network (*)
Number of Branches and Client Service Branches (CSB)

North
105
Northeast
310
MidWest
358
Southeast
3,141
South
758
Total Points of Service
4,672

Clients (*)

In the Individuals segments, the highlight was the credit portfolio, which reached R$ 42,465 million at the end of the first quarter, representing increases of 13.2% from the prior quarter and 56.4% from March 2010. Even with the growth of credit granting, the overall nonperforming ratio decreased significantly, compared to the same period of 2010, with an improvement of 100 basis points (relating to individuals' credit transactions more than 90 days overdue).

The credit portfolio of the Companies segment, which provides services to clients with revenues up to R$150 million, grew 3.4% quarter-on-quarter and 28.8% when compared to the same period of 2010, amounting R$ 82,728 million. Such growth is attributable to the expansion in our operations in this segment and the economic upturn seen in the period.

(*) Does not include branches , CSBs and abroad clients and Itaú BBA.

36 Management Discussion & Analysis

1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of Segments

Asset Management

In March 2011, Itaú Unibanco reached R$ 252.6 billion of assets under management, including investment funds and managed portfolios, corresponding to a 14.8% market share[1]. The bank holds leading positions in the Corporate, Private and High-Income Retail segments, and have a prominent position in all other segments, providing services to approximately 2 million clients.

Assets under Administration

Itaú Unibanco administers Privatization, Fixed Income, Stocks, and Free Portfolio Stock Funds, Investment Clubs and client and own portfolios, in Brazil and abroad.

R$ billion

20.1%
21.3%
20.8%
20.5%
20.2%
19.8%
19.4%
19.5%
18.8%
269
305
310
334
349
345
357
364
382
61
59
61
76
79
82
86
79
92
208
245
249
258
269
262
272
284
290
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Investment Funds
Managed Portfolio
Market Share(1)

Assets under administration reached R$ 381.8 billion at the end of the first quarter of 2011, increasing 4.9% and 9.5% when compared to the prior quarter and the same period of 2010, respectively.

Solutions for Capital Markets

Leader in custody services, at the end of the first quarter of 2011, Itaú Unibanco recorded a total of R$ 783.4 billion of assets under custody, an 13.9% rise compared to the same period of 2010, representing 24.9% of the total market [1]. Domestic custody services totaled R$ 522.3 billion in the first quarter of 2011, and international custody added up to R$ 261.1billion.

Itaú Unibanco also offers several financial solutions to companies, including: Investment Funds Trust Management, Asset Bookkeeping, Listed Shares Bookkeeping, Guarantee Agent on Project Finance operations, Escrow Accounts, and Loan and Financing Contract transactions.

[1] Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities)

Mortgage Loans

In the first quarter of 2011, the mortgage loan portfolio, including individuals and companies, reached R$ 14,873 million, growing by 12.2% from the prior quarter and 58.8% from the same period of 2010, thus maintaining the accelerated expansion rate that has characterized the real estate market in the most recent quarters.

Between January and March 2010, the volume of new mortgage loan financing contracts to individual borrowers was R$ 1,610 million, while financing to companies added up to R$ 1,155 million, for a total of R$ 2,765 million at the end of the period, or 77.1% growth when compared to the same period of 2010.

R$ million

Volume of contracts	1st Q/11	4th Q/10	1st Q/10	Variation (%) 1st Q/11 - 4th Q/10	Variation (%) 1st Q/11 - 1st Q/10
Individuals	1,610	1,488	818	8.2%	96.9%
Companies	1,155	2,132	744	-45.8%	55.3%
Total	**2,765**	**3,620**	**1,561**	**-23.6%**	**77.1%**

Credit Cards

Itaú Unibanco is the leader in the Brazilian credit card market. Itaucard and Hipercard offer a wide range of products to 24.8 million clients, including both account holders and non-account holders. The decrease in the number of credit card accounts noted in this quarter when compared to the previous one, refers to the cancellation of inactive accounts to equalize the concepts after system integration.

In the first quarter of 2011, the volume of transactions on credit cards amounted to R$ 28,288 million, a 22.7% increase when compared to the same period of the prior year.

Amount of Transactions and Quantity of Credit Cards Accounts

23.8
24.7
25.1
26.0
24.8
23,056
24,761
26,207
31,104
28,288
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
Amount of Transactions - Credit Cards (R$ million)
Credit Cards Accounts - do not include additional cards and partnerships (in millions)

37 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Analysis of Segments

Itaú BBA

The Itaú BBA segment is responsible for transactions with large companies and for investment bank services. Itaú BBA's net income added up to R$ 665 million in the first quarter of 2011, a 25.5% decline from the prior quarter. This decrease was mainly driven by the reversal of Allowances for Loan Losses noted in the last quarter of 2010.

The financial margin on client operations totaled R$ 1,151 million in the first quarter, declining by 14.0% from the prior quarter, essentially as a result of the change in the capital remuneration criterion and one-off early settlements occurred in the fourth quarter of 2010. Banking service fees and income from banking charges added up to R$ 510 million, a 5.5% decline compared to the fourth quarter of 2010, mainly due to the large volume of investment bank operations and credit fees recorded in the fourth quarter. Non-interest expenses were 18.6% down quarter-on-quarter, reflecting the accelerated pace of technology projects seen in late 2010. Return on allocated capital reached 24.6% per year, and the efficiency ratio was 37.2% in the period.

The excellent quality level of the credit portfolio is to be highlighted, with 96.0% of the credits classified as "AA", "A" and "B" risk ratings, in accordance with the criteria set forth in the Brazilian Monetary Council Resolution 2682. In this context, the result from loan and lease losses amounted to R$13 million at the end of the quarter.

In Investment Bank, Itaú BBA kept in the first quarter of 2011 the same outstanding performance noted in previous quarters. Main highlights: (i) leadership in the ANBIMA[1] ranking for distribution of fixed income, with R$1.5 billion of operations in debentures, promissory notes and securitization, reaching a 39.4% market share; (ii) in international issues of fixed income, acted as joint bookrunner of offers with a total volume of US$ 6.6 billion; (iii) in Equities, consolidated its position as market leader by coordinating the impressive volume of R$ 4.0 billion in initial public offerings and participating in 89% of total transactions; (iv) in Mergers and Acquisitions, provided advice on 6 transactions, with a cumulative volume of R$ 6.5 billion and rating first place in the number of transactions according to Thomson Reuters rankings.

[1] Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities)

Consumer Credit

The Consumer Credit segment result arises from financial products and services offered to clients who are non-account holders. In the first quarter of 2011, recurring net income of the segment was R$ 425 million. Return on allocated capital was 18.6% per year, while the efficiency ratio reached 54.6% in the period. The credit portfolio totaled R$ 93,815 million, virtually stable when compared to the prior quarter.

Vehicle Financing

The individuals vehicle portfolio balance reached R$ 59,858 million at the end of March 2011. During the first quarter of 2011, new operations for vehicle financing and leasing added up to R$ 6,254 million, or a 31.4% decline when compared to the prior quarter and a 15.8% decrease from the same period of 2010. This reduction is in line with the performance of the market as a whole, as a result of macroprudential measures implemented by the government at the end of 2010, that ultimately increased the interest charged and reduced financing terms, in addition to seasonal effects of the beginning of the year compared to the end of last year.

On March 31, 2011, the financing of new vehicles accounted for 57.8% of the total vehicle portfolio, versus 57.7% at the end of the prior quarter. Also, during the quarter the good performance in the recovery of credits previously written off as losses continued to be seen in this segment. Such recoveries amounted to R$ 164.2 million.

Partnerships

Itaú Unibanco's partnerships, in the form of joint ventures and operating agreements with major retailers present in the Brazilian market, are responsible for the offering of consumer credit to non-account holders. In the first quarter of 2011, total revenues amounted to R$ 6,243 million, equal to a 16.4% rise compared to the same period of the prior year.

Amount of Transactions

R$ million
5,363
5,776
5,926
6,729
6,243
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11

38 Management Discussion & Analysis 1st Quarter, 2011

Insurance, Pension Plans and Capitalization

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to explain the performance of the insurance-related businesses.

As of this quarter, we started to allocate the results from our investment in Porto Seguro in this pro forma financial statement in the "Equity in earnings of affiliates".

On March, 31 2011

R$ million

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**9,408**	**58,619**	**3,211**	**71,218**
Cash and Cash Equivalents	70	19	9	99
Securities	2,952	57,889	3,136	63,966
Other Assets (mainly receivables from insurance)	6,386	711	66	7,153
Permanent Assets	**1,562**	**106**	**41**	**1,702**
TOTAL ASSETS	**10,970**	**58,725**	**3,253**	**72,920**

LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long – Term Liabilities	**8,782**	**55,673**	**3,013**	**67,440**
Technical Provisions – Insurance	4,970	973	-	5,943
Technical Provisions – Pension Plans and VGBL	537	53,247	-	53,784
Technical Provisions – Capitalization	-	-	2,712	2,695
Other Liabilities	3,274	1,453	302	5,017
Allocated Tier I Capital	**2,188**	**3,053**	**239**	**5,480**
TOTAL LIABILITIES AND EQUITY	**10,970**	**58,725**	**3,253**	**72,920**

R$ million

Pro Forma Insurance, Pension Plans and Capitalization Income Statement

1st Quarter/11	Insurance	Life and Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	**922**	**215**	**-**	**1,141**
Result of Pension Plans and Capitalization (b)	**-**	**13**	**120**	**128**
Retained Claims (c)	**(315)**	**(86)**	**-**	**(401)**
Selling Expenses (d)	**(319)**	**(20)**	**(9)**	**(348)**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(44)**	**(8)**	**0**	**(51)**
Underwriting Margin (f=a+c+d+e)	**244**	**101**	**-**	**345**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**244**	**114**	**111**	**470**
Managerial Financial Margin	63	151	38	257
Banking fees and charge revenues	-	160	-	160
Non-interest Expenses	(140)	(98)	(44)	(283)
Tax Expenses for ISS, PIS and Cofins and other taxes	(20)	(21)	(6)	(47)
Equity in earnings of affiliates and Other Operating Income	55	(3)	(1)	51
Operating Income	**202**	**303**	**98**	**607**
Non-operating Income	12	0	2	10
Income Before Income Tax and Social Contribution	**214**	**304**	**101**	**617**
Income Tax/Social Contribution	(60)	(103)	(39)	(202)
Profit Sharing	(0)	-	-	(0)
Recurring Net Income	**153**	**200**	**62**	**415**
(RAROC) – Return on Average Tier I Allocated Capital	**28.5%**	**27.0%**	**105.4%**	**31.0%**
Efficiency Ratio (ER)	**51.7%**	**24.6%**	**35.0%**	**41.5%**

Note: The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The Underwriting Margin comprises insurance operations and life and pension plans.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

40 Management Discussion & Analysis

1st Quarter, 2011

Itaú Unibanco Holding S.A.

Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to explain the performance of the insurance-related businesses.

As of this quarter, we started to allocate the results from our investment in Porto Seguro in this pro forma financial statement in the "Equity in earnings of affiliates".

On December, 31 2010

R$ million

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**8,746**	**55,972**	**3,019**	**67,715**
Cash and Cash Equivalents	48	25	5	78
Securities	3,151	55,274	2,978	61,392
Other Assets (mainly receivables from insurance)	5,547	672	36	6,244
Permanent Assets	**1,778**	**106**	**42**	**1,918**
TOTAL ASSETS	**10,524**	**56,078**	**3,061**	**69,633**

LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long – Term Liabilities	**8,411**	**53,182**	**2,832**	**64,394**
Technical Provisions – Insurance	4,815	924	-	5,739
Technical Provisions – Pension Plans and VGBL	540	50,736	-	51,276
Technical Provisions – Capitalization	-	-	2,620	2,603
Other Liabilities	3,056	1,521	212	4,775
Allocated Tier I Capital	**2,113**	**2,896**	**229**	**5,239**
TOTAL LIABILITIES AND EQUITY	**10,524**	**56,078**	**3,061**	**69,633**

R$ million

Pro Forma Insurance, Pension Plans and Capitalization Income Statement

4th Quarter/10	Insurance	Life and Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	**907**	**199**	**0**	**1,102**
Result of Pension Plans and Capitalization (b)	**1**	**19**	**115**	**135**
Retained Claims (c)	**(316)**	**(60)**	**-**	**(376)**
Selling Expenses (d)	**(348)**	**(20)**	**(13)**	**(381)**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(79)**	**(9)**	**-**	**(83)**
Underwriting Margin (f=a+c+d+e)	**165**	**109**	**-**	**274**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**165**	**128**	**102**	**396**
Managerial Financial Margin	68	129	31	219
Banking fees and charge revenues	-	153	-	154
Non-interest Expenses	(130)	(92)	(52)	(273)
Tax Expenses for ISS, PIS and Cofins and other taxes	(23)	(23)	(6)	(51)
Equity in earnings of affiliates and Other Operating Income	60	(1)	1	60
Operating Income	**140**	**296**	**76**	**505**
Non-operating Income	8	0	3	11
Income Before Income Tax and Social Contribution	**149**	**296**	**79**	**516**
Income Tax/Social Contribution	(26)	(86)	(26)	(134)
Profit Sharing	(1)	-	-	(1)
Recurring Net Income	**122**	**210**	**53**	**380**
(RAROC) – Return on Average Tier I Allocated Capital	**31.3%**	**29.9%**	**95.7%**	**33.1%**
Efficiency Ratio (ER)	**58.2%**	**25.4%**	**45.8%**	**47.2%**

Note: The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The Underwriting Margin comprises insurance operations and life and pension plans.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

41 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Insurance, Pension Plans and Capitalization

Insurance

Itaú Unibanco has a market share of 13.6% according to SUSEP data (SUSEP, the Brazilian Superintendent of Private Insurance, is the agency that regulates all insurance lines, except for Health Insurance, that is regulated by ANS, the National Health Agency). For the period from January to February 2011, insurance earned premiums earned to R$ 1,104 million, taking into account the 30% share in Porto Seguro.

Products to be highlighted include, in the companies segment, Group Life and Corporate Solutions. In the individuals segment, Individual Life and Extended Warranty.

The first quarter of 2011 was characterized by synergy gains obtained from the consolidation of portfolios, systems and processes, thus enhancing the efficiency and quality provided to clients. The net income from the Insurance segment reached R$ 153 million in the first quarter of 2011, or a 26.0% growth quarter-on-quarter, chiefly due to a 48.4% increase in the underwriting margin, driven by the decline in other operating expenses and selling expenses.

Composition of Earned Premiums

1st Quarter/11
4th Quarter/10
18.9%
48.8%
21.9%
3.9%
6.5%
13.8%
50.9%
23.5%
4.9%
6.9%
Life and Personal Accidents
Property Risk
Transportation
Extended Warranty
Other

Note: Insurance charts do not include the Itauseg Saúde company and include the Life portfolio of Itaú Vida e Previdência S.A.

In the first quarter of 2011, earned premiums totaled R$922 million in the insurance sub-segment, virtually stable when compared to the prior period, and R$ 215 million in the Life and Pension Plans sub-segment, an 8.3% growth over the fourth quarter of 2010, primarily driven by the increase in DPVAT result.

Regarding of earned premiums, the portfolios of Life and Personal Accident, Property Risks (primarily composed of products to large corporations) and Extended Warranty (in which Itaú Unibanco is the market leader) are to be highlighted.

Number of Contracts – Mass products

In thousands
6,531
6,435
6,437
6,601
6,754
119
103
99
100
112
3,982
3,934
3,907
4,072
4,268
2,430
2,398
2,431
2,429
2,374
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Life and Personal Accidents
Credit Insurance
Companies

In the first quarter of 2011 the number of insurance policies reached 6,8 million, growing 2.3% quarter-on-quarter. The main increase occurred with the Credit Insurance product, due to commercial campaigns held in both February and March.

Combined Ratio

The combined ratio, which reflects the operating cost efficiency in relation to income from earned premiums, decreased 790 basis points from the prior quarter. The improvement is primarily attributable to lower selling and other operating expenses.

Combined Ratio and Underwriting Margin

Underwriting Margin/ Earned Premiums
27.8%
31.2%
31.5%
26.1%
31.9%
Combined Ratio
87.8%
86.0%
90.1%
90.8%
82.9%
20.7%
22.3%
26.0%
24.8%
20.4%
27.8%
29.6%
30.7%
32.8%
27.0%
39.3%
34.1%
33.4%
33.2%
35.5%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/earned premiums and administrative expenses and other operating income and expenses/ earned premiums.
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: the chart does not include the Itauseg Saúde company and includes the Life portfolio of Itaú Vida e Previdência S.A.

42 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Insurance, Pension Plans and Capitalization

Insurance Technical Provisions

On March 31, 2011, insurance technical provisions added R$ 5,943 million, representing a 3.5% increase from the prior quarter and a 9.5% growth compared to the same period of the previous year.

R$ million
5,425
5,655
5,727
5,739
5,943
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11

Life and Pension Plan

As of February 2011, according to SUSEP data, Itaú Unibanco's Pension Plans operations had a 24% market share in relation to overall technical provisions.

Contributions to Pension Plans added up to R$ 2,545 million, or a 9.4% decline from the prior quarter, as a result of the seasonal effects seen in the fourth quarter of 2010. However, they grew 32.7% compared to the same period of the previous year. This growth was impacted mainly by the performance of the commercial area focused on financial advice to clients, which analyzes the profile and needs of each one, maximizing the benefits available in retirement savings.

The recurring net income from the Life and Pension Plan sub segment amounted to R$ 200 million, 4.7% down from the prior period. This decrease was driven by the lower underwriting margin due to an increase in retained claims.

Pension Plan Technical Provisions

On March 31, 2011, pension plan technical provisions totaled R$ 53,784 million, corresponding to an increase of 4.9% from the balance on December 31, 2010, and 20.1% from the same period of the prior year.

R$ million
44,766
46,189
48,443
51,276
53,784
28,178
29,208
30,777
32,830
34,650
12,102
12,395
12,988
13,620
14,137
4,486
4,586
4,678
4,826
4,997
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Traditional and other
PGBL
VGBL

Capitalization

Net income from capitalization operations increased 15.6% from the fourth quarter of 2010, and reached R$ 62 million, due to a 2.1% growth in revenues from capitalization certificates, products purchased under a one-off payment contract. An additional driver of this result was a 29.0% decline in selling expenses and a 15.3% decrease in non-interest expenses.

According to SUSEP data, from January to February 2011, 297 clients were awarded prizes and shared R$ 6.1 million in prizes.

Itaú Unibanco takes part in social/environmental and social responsibility initiatives, by passing through funds arising from the sales of a number of products, in particular capitalization contracts. In January to March 2011, funds to AACD - Associação de Assistência à Criança Deficiente were more than R$ 813 thousand.

Capitalization Technical Provisions

On March 31, 2011, capitalization technical provisions reached R$ 2,695 million, growing 3.5% when compared to the fourth quarter of 2010 and 14.6% from the same period of the prior year.

R$ million
2,351
2,402
2,484
2,603
2,695
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11

43 Management Discussion & Analysis
1st Quarter, 2011

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

44 Management Discussion & Analysis 1st Quarter, 2011

Activities Abroad

Itaú Unibanco Holding S.A.

International Operations

Although Itaú Unibanco's operations are mainly carried out in Brazil, the bank has also a strategic presence throughout 18 other countries. It's main operations are in South America (Argentina, Chile, Uruguay and Paraguay), in Europe (Portugal, London, Luxembourg and Switzerland), USA (Miami and New York), Middle-East (Dubai) and Asia (Hong Kong and Tokyo). In South America, Itaú Unibanco operates as universal bank for both individuals and companies segments, providing retail and corporate services.

Selected information on foreign operations (including results, assets and liabilities recorded by foreign branches) is presented below:

R$ million (except where indicated)

Highlights

Income Statement	1st Q/11	4th Q/10	1st Q/10
Net Income	529	390	476
Net Result from Financial Operations	649	506	596
Balance Sheet	**Mar 31, 11**	**Dec 31, 10**	**Mar 31, 10**
Total Assets	131,326	129,142	108,069
Loans, Lease and Other Credit Operations	39,752	43,242	33,245
Deposits	37,468	36,947	27,731
Stockholders' Equity	21,783	21,292	18,454
Relevant Data	**Mar 31, 11**	**Dec 31, 10**	**Mar 31, 10**
Employees (Individuals)	5,796	5,724	5,456
Number of Points of Sale	721	708	652
Branches (Units) (*)	222	220	212
CSBs (Units)	32	31	30
Automated Teller Machines (Units)	467	457	410

(*) Does not include Itaú BBA.

46 Management Discussion & Analysis

1st Quarter, 2011

Itaú Unibanco Holding S.A.

Activities Abroad

Europe, Miami and Caribbean

The banking activities under Banco Itaú BBA International S.A.'s legal structure are carried out throughout Europe in Portugal, Switzerland, and Luxembourg and outside Europe in Miami, Cayman Islands and the Bahamas, focusing primarily on corporate and investment banking, capital markets, and private banking, in close cooperation with the conglomerate's divisions and teams which coordinate such activities in Brazil. On March 31, 2011, Itaú BBA International's consolidated assets totaled R$ 14.8 billion and assets under management from the private banking segment reached R$ 24.2 billion. Net income for the quarter was R$ 19 million, and remained stable when compared with the fourth quarter 2010.

Argentina

Banco Itaú Argentina operates both in the companies (very small, small, mid-sized and large companies) and individuals segments, through a 81 branch network and 1,524 employees, which serve 265 thousand clients. The main products offered to the individuals segment are savings accounts, personal loans and credit cards. For companies, the main products offered are financing solutions, syndicated loans and treasury products, such as derivatives and foreign exchange.

On March 31, 2011, the bank's total assets amounted to R$ 2.5 billion with the positive highlight of a quarterly growth of 8.0% in its credit portfolio, mainly driven by loans and foreign trade financing.

In the first quarter of 2011, Banco Itaú Argentina received a capital increase of R$ 76 million in order to supply the higher credit demand in the country.

The first quarter net result was impacted by rising personnel (collective agreement) and other operational expenses, which were partly offset by a higher financial margin and increased service fees.

Chile

Banco Itaú Chile is present in the companies (very small, small, mid-sized and large companies) and individuals segments, focusing on mid-and high-income clients, by offering a vast array of products. Through its affiliated companies, the bank also offers securities and insurance brokerage as well as asset management services. Banco Itaú Chile has 2,077 employees serving 151 thousand clients. During the quarter, the bank opened 2 new branches (Iquique Sur and Nueva Costanera in Santiago metropolitan area), reaching a 77 branch network.

On March 31, 2011, total assets amounted to R$ 11.8 billion, declining 4.4% from the previous quarter, with the credit portfolio growing approximately 1.0%. Net income for the first quarter of 2011 was R$ 48 million, with a 15.8% increase from fourth quarter 2010, resulting mainly from the reduction of loan loss provisions due to better portfolio quality.

Uruguay

Banco Itaú Uruguay operates in the individuals and companies segments through a 21 branch network, offering, among its main products, savings accounts, credit cards, financing solutions, cash management, trade financing, investment services, treasury products, and pension funds. The bank's 633 employees serve a base of 160 thousand clients, which grew 4.0% on a quarterly basis and 20.0% on a yearly basis.

Additionally, Itaú Unibanco operates in the credit card market through the largest credit card company in the country, OCA, which carries out the product's three main operations: acquirer, card issuance, and transactions processing. Credit cards and direct consumer credit are the major products provided by OCA to its base of 373 thousand clients, which grew 7.0% on a yearly basis. Itaú Unibanco's total assets in Uruguay added up to R$ 3.6 billion, and remained stable when compared with the previous quarter. Total deposits amounted to R$ 2.8 billion, representing a 2.4% growth from December 31, 2010. Net income for the quarter was R$ 2.4 million, which was impacted positively by income from pension funds, credit-loss recoveries and lower marketing expenses and negatively by the exchange rate variation related to the capital hedge and higher income taxes.

Paraguay

Banco Itaú Paraguay operates in the country through a 19 branch network and 582 employees serving the individuals and companies (small, mid-sized and large companies, agribusiness and institutional clients) segments. During the quarter, the client base grew 1.4%, reaching 268 thousand clients.

On March 31, 2011, the bank's assets totaled R$ 2.8 billion, representing a 20.6% increase from December 31, 2010. A positive highlight was a 12.2% growth in the credit portfolio, driven primarily by the agribusiness segment. Net income for the quarter was R$ 30 million, and credit card revenues continue to stand out in the bank's financial margin.

Products and Services for International Institutional Clients

The Itaú Unibanco group also provides its international institutional clients a comprehensive range of products and services, such as asset management, fund management, custody, alternative investment products, equities, fixed-income, foreign exchange, bank guarantees and treasury products.

International institutional clients are served globally both by specialized teams and relationship managers based in offices located in New York, London, Hong Kong, Tokyo and Dubai.

47 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Activities Abroad

Below we present the financial statements of Itaú BBA International (*) and South America:

On March 31, 2011

R$ million

Balance Sheet – Activities Abroad (**)

ASSETS	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Current and Long-term Assets	**14,276**	**2,360**	**11,574**	**3,552**	**2,729**
Cash and Cash Equivalents	1,142	131	291	457	254
Short-term Interbank Deposits	2,737	192	2	617	46
Securities and Derivative Financial Instruments	1,839	271	1,351	811	395
Loans, Lease and Other Credit Operations	5,576	1,463	9,347	1,362	1,616
(Allowance for Loan Losses)	(16)	(30)	(207)	(80)	(39)
Other Credits	2,971	101	413	74	115
Other Assets	26	232	377	310	341
Permanent Assets	**540**	**90**	**204**	**23**	**23**
Investments	371	2	1	1	1
Fixed and Operating Lease Assets	23	55	130	22	22
Intangible Assets	146	33	74	0	-
TOTAL ASSETS	**14,816**	**2,451**	**11,778**	**3,575**	**2,752**

LIABILITIES AND EQUITY	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Current and Long-term Liabilities	**13,314**	**2,204**	**10,348**	**3,266**	**2,375**
Deposits	6,219	1,753	7,284	2,816	2,057
Deposits Received under Securities Repurchase Agreements	-	106	163	-	-
Funds from Acceptances and Issue of Securities	2,971	-	1,026	-	-
Borrowings and Onlendings	649	51	817	31	135
Derivative Financial Instruments	294	2	100	1	-
Other Liabilities	3,182	291	948	419	183
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	10	-	-
Deferred Income	**25**	**-**	**1**	**4**	**0**
Minority Interest in Subsidiaries	**0**	**34**	**0**	**-**	**-**
Stockholders' Equity	**1,478**	**213**	**1,429**	**304**	**377**
TOTAL LIABILITIES AND EQUITY	**14,816**	**2,451**	**11,778**	**3,575**	**2,752**

Income Statement – Activities Abroad (**)

1st Quarter/11	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**82**	**80**	**161**	**77**	**63**
Financial Margin	11	49	113	23	44
Banking Service Fees and Income from Banking Charges	68	28	35	54	19
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	6	-	-
Other Operating Income	3	3	6	0	0
Loans and Retained Claims Losses net of Recovery	**(3)**	**(4)**	**(12)**	**(4)**	**(3)**
Expenses for Allowance for Loan Losses	(3)	(4)	(17)	(6)	(3)
Income from Recovery of Credits Written Off as Loss	-	0	6	2	-
Retained Claims	-	-	(1)	-	-
Other Operating Income/(Expenses)	**(54)**	**(85)**	**(86)**	**(65)**	**(26)**
Non-interest Expenses	(63)	(85)	(86)	(66)	(26)
Tax Expenses for ISS, PIS and Cofins	-	-	-	-	-
Isurance Selling Expenses	-	-	-	-	-
Equity in Earnings of Affiliates and Other Investments	9	(0)	(0)	0	-
Operating Income	**25**	**(9)**	**63**	**7**	**35**
Non-operating Income	-	0	(1)	0	(1)
Income before Tax and Profit Sharing	**25**	**(8)**	**62**	**7**	**34**
Income Tax and Social Contribution	**(5)**	**-**	**(14)**	**(5)**	**(4)**
Profit Sharing	**(1)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**(0)**	**(1)**	**(0)**	**-**	**-**
Net Income	**19**	**(9)**	**48**	**2**	**30**
Return on Equity – Annualized (%p.y.)	**5.4%**	**-20.2%**	**13.5%**	**3.2%**	**34.7%**
Efficiency Ratio	**76.9%**	**106.0%**	**53.3%**	**85.2%**	**41.1%**
Non-interest Expenses to total Assets (%p.y.)	**1.7%**	**13.9%**	**2.9%**	**7.3%**	**3.8%**

(*) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean.

(**) Does not include foreign branches.

48 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

Activities Abroad

Below we present the financial statements of Itaú BBA International (*) and South America:

On December 31, 2010

R$ million

Balance Sheet – Activities Abroad (**)

ASSETS	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Current and Long-term Assets	**12,207**	**2,248**	**12,101**	**3,549**	**2,260**
Cash and Cash Equivalents	1,029	108	410	380	171
Short-term Interbank Deposits	3,136	183	300	545	58
Securities and Derivative Financial Instruments	1,295	259	1,831	881	261
Loans, Lease and Other Credit Operations	5,387	1,354	9,285	1,431	1,440
(Allowance for Loan Losses)	(13)	(32)	(219)	(78)	(35)
Other Credits	1,356	90	376	74	88
Other Assets	17	285	118	316	277
Permanent Assets	**513**	**95**	**212**	**23**	**21**
Investments	337	2	1	0	1
Fixed and Operating Lease Assets	21	57	134	22	21
Intangible Assets	156	36	77	0	-
TOTAL ASSETS	**12,720**	**2,343**	**12,313**	**3,572**	**2,281**

LIABILITIES AND EQUITY	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Current and Long-term Liabilities	**11,303**	**2,159**	**10,897**	**3,270**	**1,962**
Deposits	6,353	1,783	7,662	2,749	1,725
Deposits Received under Securities Repurchase Agreements	-	99	157	-	2
Funds from Acceptances and Issue of Securities	2,488	-	1,089	-	-
Borrowings and Onlendings	626	33	860	33	112
Derivative Financial Instruments	257	(4)	165	2	-
Other Liabilities	1,579	247	955	486	123
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	9	-	-
Deferred Income	**20**	**-**	**1**	**4**	**0**
Minority Interest in Subsidiaries	**0**	**35**	**0**	**0**	**-**
Stockholders' Equity	**1,396**	**149**	**1,415**	**299**	**319**
TOTAL LIABILITIES AND EQUITY	**12,720**	**2,343**	**12,313**	**3,572**	**2,281**

Income Statement – Activities Abroad (**)

4th Quarter/10	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**85**	**69**	**194**	**86**	**64**
Financial Margin	24	42	145	32	44
Banking Service Fees and Income from Banking Charges	57	23	35	54	20
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	8	-	-
Other Operating Income	4	4	7	0	(0)
Loans and Retained Claims Losses net of Recovery	**2**	**(1)**	**(41)**	**(6)**	**2**
Expenses for Allowance for Loan Losses	2	(1)	(47)	(6)	2
Income from Recovery of Credits Written Off as Loss	-	0	8	0	-
Retained Claims	-	-	(2)	-	-
Other Operating Income/(Expenses)	**(65)**	**(68)**	**(102)**	**(68)**	**(24)**
Non-interest Expenses	(66)	(68)	(102)	(68)	(24)
Tax Expenses for ISS, PIS and Cofins	-	-	-	-	-
Isurance Selling Expenses	-	-	-	-	-
Equity in Earnings of Affiliates and Other Investments	1	(0)	0	0	-
Operating Income	**22**	**1**	**52**	**13**	**42**
Non-operating Income	(2)	1	(1)	(0)	(1)
Income before Tax and Profit Sharing	**19**	**2**	**50**	**13**	**41**
Income Tax and Social Contribution	**3**	**0**	**(9)**	**(3)**	**(2)**
Profit Sharing	**(2)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**0**	**1**	**(0)**	**(0)**	**-**
Net Income	**20**	**3**	**42**	**9**	**39**
Return on Equity – Annualized (%p.y.)	**5.7%**	**9.3%**	**11.8%**	**12.5%**	**51.9%**
Efficiency Ratio	**77.2%**	**98.1%**	**52.5%**	**79.1%**	**37.2%**
Non-interest Expenses to total Assets (%p.y.)	**2.1%**	**11.6%**	**3.3%**	**7.6%**	**4.2%**

(*) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean.

(**) Does not include foreign branches.

49 Management Discussion & Analysis 1st Quarter, 2011

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

50 Management Discussion & Analysis 1st Quarter, 2011

(A free translation of the original in Portuguese)

Report of Independent Accountants on Supplementary Information

Introduction

In connection with our limited review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of March 31, 2011 and 2010, on which we issued a report without exceptions dated May 2 , 2011, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report on the Operations of Itaú Unibanco Holding S.A. and its subsidiaries for the quarter ended March 31, 2011.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2011, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, May 2, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005
T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

Itaú

March 31, 2011

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – 1ST QUARTER OF 2011

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first quarter of 2011, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

Highlights

Itaú developed the iConta, a current account for clients that want to use only the electronic channels of Banco Itaú 30 horas on the internet, telephone (electronic service), mobile, iPad and in the ATMs - to manage and carry out their financial transactions.  The transactions included in the package are unlimited and free of charge, since the user is exempt from the monthly maintenance charge, provided that electronic channels are used.

The iCarros, Itaú’s automotive portal, expanded its offer and presents its newest trade/business line, iMotors (www.imotos.com.br) to the market. The new portal has been big since its inception, since it shares the same technological platform and coverage of iCarros. On its second day on the air, iMotos received 200 thousand single hits.  The site follows the same line of iCarros and provides navigation tools and facilities that support the purchase process.

In January 2011, Itaú BBA opened a new representative office in Peru. This is a new step to strength the teams and the international structures that are currently present in Europe, United States, China, Argentina, Chile and Peru.

To increase the recognition of the brand in countries where the Bank does not have sale points, Itaú launched its first international campaign.   Latin American personalities that achieved international visibility were chosen, with the purpose of impacting investors interested in Latin America, using the image of people who, like Itaú, are globally recognized and admired to strengthen the reputation of the region.

In April, Itaú Unibanco raised US$ 280 million with Inter-American Investment Corporation (IIC), a member of the Inter-American Development Bank (BID). This is the largest volume of this type already raised by a Latin American bank. Funds are intended for loans to small and middle-market companies that adopt good sustainability practices.

Subsequent Event

In April 2011, Itaú Unibanco Holding entered into an Agreement for Purchase and Sale of Shares with Carrefour Brasil, for the acquisition of 49% of Banco Carrefour, in the amount of R$ 725 million.  Banco Carrefour is the entity responsible for the offer and distribution, on an exclusive basis, of finance, insurance and pension plan products and services, in the distribution channels of Carrefour Brasil operated under the "Carrefour" brand in Brazil (electronic channels and 163 hypermarkets and supermarkets), currently with a base of 7.7 million accounts and loan portfolio (gross amount) of R$ 2,254 million at December 31, 2010. The completion of the transaction depends on the approval of the Central Bank of Brazil.

Main Results

Following are the main results of Itaú Unibanco in the first quarter of 2011. The Complete Financial Statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

	Jan to Mar/11	Jan to Mar/10	Change (%)
Income – R$ billion (1)
Gross income from financial operations	11.9	9.9	19.7%
Expenses for allowance for loan losses	(4.4)	(3.8)	15.0%
Income from recovery of credits written off as loss	1.2	0.8	42.7%
Income from services and income from insurance, pension plan and capitalization	5.0	4.6	10.7%
Personnel, administrative and other operating expenses	(7.6)	(6.4)	18.3%
Income tax and social contribution	(1.5)	(1.0)	49.2%
Recurring net income	3.6	3.2	14.9%
Net income	3.5	3.2	9.2%
Results per share – R$
Recurring net income (2)	0.80	0.70	14.8%
Net income (2)	0.78	0.71	9.1%
Book value (2)	14.01	11.69	19.8%
Dividends and interest on capital (net of taxes)	0.15	0.21	-28.4%
Price of preferred share (PN) (3)	38.51	38.88	-1.0%
Market capitalization – R$ billion (4)	175.2	176.2	-0.6%
Balance Sheet - R$ billion
Total assets	778.5	630.2	23.5%
Total loans (including endorsements and sureties)	344.9	283.0	21.9%
Free, raised and managed own assets	1,057.5	891.3	18.6%
Subordinated debt	35.3	25.8	37.0%
Stockholders’ equity	63.7	53.0	20.3%
Referential equity (economic-financial consolidated)	82.3	75.5	9.0%
Financial ratios (%)
Recurring return on average equity	23.4%	24.4%
Return on average equity	22.7%	25.0%
Return on average assets	1.8%	2.1%
Efficiency ratio (5)	47.8%	45.4%
Basel ratio (financial system consolidated)	16.1%	17.3%
Fixed assets ratio (financial system consolidated)	37.9%	32.1%

(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares.
(3)	Calculated based on the average quotation of preferred shares on the last day of the period.
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).
(5)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

Business Performance

We present below the main achievements of Itaú Unibanco in the first quarter of 2011.

Net income for the first quarter of 2011 amounted to R$ 3.5 billion, with annualized return of 22.7% on average equity (25.0% for the first quarter of 2010). Recurring net income was R$ 3.6 billion, with annualized return of 23.4%. Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 4.2 billion in the first half of 2011. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 2.2 billion.

Consolidated assets totaled R$ 778.5 billion at March 31, 2011 and consolidated stockholders’ equity totaled R$ 63.7 billion at the end of March 2011.

The loan portfolio, including endorsements and sureties, reached R$ 344.9 billion, an increase of 21.9% as compared to March 31, 2011, and the following are noteworthy:

Individuals Segment:

•	In Brazil, loans to the individuals segment reached R$ 128.7 billion, 18.6% higher than the amount recorded at March 31, 2010;

•
The vehicle financing segment of Itaú Unibanco remains in the leading position in this market and posted a balance of R$ 59.9 billion, 10.6% higher than the same period of the prior year. The new granting of vehicle lease and financing totaled R$ 6.3 billion.  Itaú Unibanco consolidated its lease, finance and Finame operations for heavy vehicles, reaching a balance of R$ 7.5 billion at March 31, 2011, with a growth of 64% as compared to the end of the quarter of the prior year.

•	In the first quarter of 2011, the real estate portfolio reached R$ 9.3 billion, an increase of 61.8% as compared to the prior quarter;

•	Products such as Credit Card, Personal Loan and Payroll Advance Loan post growth higher than 20% in one year (21.0%, 22.7% and 28.2%, respectively).

Corporate Segment:

•
The very small, small and middle market company segment, which serves companies with revenue of up to R$ 150 million, post in March 2011 a 28.8% increase in its loan portfolio, as compared to the same period of 2010. This growth is the result of the expansion strategy in the segment and the economic upturn noted in this period.

•
At March 31, 2011, the loan portfolio of Itaú BBA (Large Companies) posted a 20.9% increase as compared to the same period of prior year and 4.2% in relation to the end of prior year, particularly in Real Estate loans, where there was a large increase in the financing portfolio for development companies, in the category Entrepreneur Plan, following the good performance of the segment. As compared to the first quarter of 2010, this category increased 62.9%, and in relation to the last quarter of 2010, it increased by 10.0%.

Itaú Unibanco, the leader in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offers a wide range of products to 38.6 million accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. In the months from January through March 2011, the transacted amount reached R$ 34.5 billion, which represented a 17.0% increase in relation to the same period of the previous year.

Total default rate, considering the balance of transactions overdue for over 90 days reached 4.2% in March 2011, posting an improvement of 60 basis point as compared to March 2010. The default rate of the portfolio of credit to individuals reached 5.7% in the quarter as compared to 6.7% in the same period of prior year. Likewise, the default rate of the portfolio of credit to companies reached 3.1% at the end of March 2011, whereas to the last quarter of 2010 this rate was 3.3%.

Free, raised and managed assets totaled R$ 1.1 trillion, an increase of 18.6% as compared to March 31, 2010.

Basel ratio was 16.1% at the end of March, based on economic-financial consolidated. In this first quarter of 2011, the bank performed a new placement of the subordinated debt issued in September 2010, maturing in January 2021, and coupons of 5.75% p.a., adding the amount of US$ 250 million to the principal amount, which resulted in the current total debt of US$ 1,250 million.

The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 175.2 billion at the end of March. According to the company Bloomberg, Itaú Unibanco ranked tenth among banks in the world at March 31, 2011, having market value as parameter.

Itaú Unibanco Holding, through its subsidiaries and Porto Seguro, offers insurance, supplementary pension plan and capitalization products, which are distributed through insurance brokers, in accordance with the regulatory requirement and characteristic and taking advantage of its branch structures and electronic channels. The insurance, pension plan and capitalization operations revenue from premium, pension contributions and capitalization certificates reached R$ 4.3 billion in the first quarter of 2011, and technical provisions totaled R$ 62.4 billion at the end of March 2011. This segment provides the most modern option used in risk management – insurance products, aiming at assuming risks and reestablishing the economic balance of the insured’s affected equity. In the individuals segment, the Individual Life and Extended Guarantee are outstanding products, whereas in the corporate segment, Group Life and Corporate Solutions are noteworthty.

In Cash Management, traded volumes posted a 29% increase when compared to the first quarter of 2010. It should be noted that, as compared to prior years, the seasonal drop in relation to the first quarter of the prior year did not occur,  showing the consistency in the growth of Cash Management volumes.

In the Investment Banking area – Fixed Income, Itaú BBA took part, for the first quarter of 2011, in operations of debentures, promissory notes and securitization, that totaled R$ 1.5 billion. In the ANBIMA ranking for distribution of fixed income, Itaú BBA ranked first in March 2011, with a 39.4% market share. In international issues of fixed income, Itaú BBA acted as the joint bookrunner of offers, with a total volume of US$ 6.6 billion, reaching the 5th place in the ANBIMA ranking for Capital Markets – Foreign Issues, and the first place among the Brazilian banks.

In variable income, Itaú BBA coordinated eight public offerings of shares, which totaled R$ 4.0 billion, thus consolidating its position among the market leaders in this segment for 2011. Itaú BBA acted as coordinator in 89% of transactions, which represented 96% of the volume issued in the period. It also provided financial advisory to 6 merger and acquisitions operations and closed the quarter as the number one in the Thomson Reuters ranking for the number of transactions, thus accumulating a total volume of transactions of US$ 6.5 billion.

In the first quarter, Itaú Corretora intermediated at BM&Bovespa a volume of R$ 53.6 billion with individual, corporate and foreign clients and institutional investors. This volume accounted for an addition of 11% as compared to the same period of 2010. In this period, Itaú Corretora was ranked second among the brokerage companies, with a 6.5% market share.

People

Itaú Unibanco employed approximately 110 thousand people at the end of March 2011, of which 6 thousand are abroad. In this quarter, six thousand new employees were hired. This represents a 5.8% increase when compared to the same period in 2010. This is an effect resulting from the expansion of Corporate and Individuals Bank segments.

The employee’s fixed compensation plus charges and benefits totaled R$ 3.0 billion for the first quarter. Welfare benefits granted to employees and their dependants totaled R$ 393 million. Additionally, over R$ 49 million were invested in training programs during the period.

Social and Cultural Investments

Itaú Unibanco’s social and cultural investments reached the approximate amount of R$ 50.6 million in the first quarter of 2011, and noteworthy were the investments in education and culture that reached the amount of R$ 22.1 million.

Fundação Itaú Social and Instituto Unibanco celebrated the tenth anniversary of the International Year of Volunteer (IYV+10), introduced by the United Nations Organization (UN) in 2011, with the “Conte sua História” (tell your history) competition. In January, a great mobilization started, involving over 100 thousand employees of Itaú Unibanco who shared their personal histories, showing the importance of experiences of volunteers from different regions of the country, ages, life paths and ways of acting.

In March Fundação Itaú Social and the United Nations Children Fund (UNICEF) launched in São Paulo the 9th Edition of the Itaú-Unicef award. With the theme “Educação Integral: Experiências que transformam” (comprehensive education: life-changing experiences), the purpose of this initiative is to recognize and encourage the work of non-profit organizations that contribute, together with public education policies and social assistance, for the comprehensive education of children, adolescents and youth. The launch of this award was an integral part of the International Education Seminar program, which was host to the publication “Tendências para Educação Integral” (comprehensive education trends), with data surveyed by the “Perspectivas da educação integral” (outlook for comprehensive education) survey, carried out with 16 initiatives from municipal and state governments and organizations from civil society.

In the first quarter of 2011, the Instituto Unibanco granted awards to those with outstanding performance in the Jovem de Futuro (youth with a future) and “Entre Jovens” (among youth) 2010 programs. Recognition was provided to students, teachers, coordinators and head masters of public high schools who achieved the best results in fighting school dropout and improving student performance. Also in the period, Instituto Unibanco lauched the “Estudar Vale a Pena” (studying is worthwhile) campaign, which purpose is to encourage students, teachers and the board  of high schools to be involved in actions that will benefit the whole educational community, by reducing school dropout rates.

Instituto Itaú Cultural was visited by over 27 thousand people, and the Institute's website registered 3 million hits. The Artes Visuais (visual arts), Arte e Tecnologia (arts and technology), Teatro (theater) and Literatura (literature) encyclopedias recorded a total of 2 million hits. The first large annual exhibit, “Sob o Peso dos Meus Amores” (under the weight of my love), which is to be held until May, has already been visited by 23 thousand people by the middle of April. The first “Ocupação do ano” (occupancy of the year), called “Haroldo de Campos – H LÁXIA” (Haroldo de Campos, the galaxy), received 33 thousand visitors in the period from February 16 to April 10. On February, the "Rumos Itaú Cultural” (directions) program posted call notices for the visual arts, education, culture and arts, and cultural journalism categories.

In continuity to the Coleção Brasiliana Itaú (Itaú Brasiliana collection) transient exhibits, already held in São Paulo, Belo Horizonte and Rio de Janeiro, the Universidade de Fortaleza, of the Fundação Edson Queiroz, held the exhibit in Espaço Cultural Unifor, with approximately 300 items related to the history of Brazil, including paintings, water color paints, drawings, prints, maps and books.

Awards and Recognition

Major awards and recognitions granted to Itaú Unibanco Holding S.A. in the first quarter of 2011:

•
Best Private Banking in Brazil and Peru. This is the fourth time that the bank, leader in the Southern Hemisphere segment, is granted this award by Euromoney magazine, one of the most important publications in the financial sector. The Brazilian operation had already been recognized in 2007, 2009 and 2010;

•	Best FX in Brazil in the Best Foreign Exchange Banks 2011 award, by Global Finance. This is the third consecutive time that the institution is the winner in this category;

•	Best Managed Companies in Latin America survey, also granted by Euromoney magazine, in the Most convincing and coherent strategy – Banking & financial sector category.

Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to March 2011, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 10, 2011 – Service agreement for the limited assurance of the data of the inventory of greenhouse gas emission – Itaú Unibanco Holding – Brazil;

•	February 15, 2011 – Service agreement related to the analysis of the accounting recording process by the Treasury flow desk of the Itaú Unibanco Financial Group - Itaú Unibanco Holding S.A – Brazil;

•	March 17, 2011 – Advisory service agreement related to tax effects generated in Banco Itaú Chile – Banco Itaú Chile S.A;

•	March 28, 2011 – Attendance at the QI/FATCA training course - Module 3 Critical Customer Groups – Banco Itaú Europa Luxembourg – Banco Itaú Europa Luxembourg S.A.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 of BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.1 billion, corresponding to only 1,7% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

 (Approved at the Board of Directors' Meeting of April 28, 2011).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
President	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	CAIO IBRAHIM DAVID
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIÈRE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	CARLOS EDUARDO DE SOUZA LARA
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
AUDIT COMMITTEE	WAGNER ROBERTO PUGLIESE
President
GUSTAVO JORGE LABOISSIÈRE LOYOLA

Members
ALCIDES LOPES TÁPIAS	(*) Investor Relations Director
ALKIMAR RIBEIRO MOURA
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	ADRIANA CRISTINA GARCIA TRAPP
CRC - 1SP213412/O-0

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FERNANDO DELLA TORRE CHAGAS
FERNANDO JOSÉ COSTA TELES
Executive Vice-Presidents	FLÁVIO AUGUSTO AGUIAR DE SOUZA
ALEXANDRE DE BARROS	GILBERTO TRAZZI CANTERAS
ALFREDO EGYDIO SETUBAL	HENRIQUE RUTHER
JOSÉ CASTRO ARAÚJO RUDGE	JACKSON RICARDO GOMES
MÁRCIO DE ANDRADE SCHETTINI	JASON PETER CRAUFORD
MARCO AMBROGIO CRESPI BONOMI	JEAN MARTIN SIGRIST JÚNIOR
MARCOS DE BARROS LISBOA	JOÃO ANTONIO DANTAS BEZERRA LEITE
RICARDO VILLELA MARINO	JOÃO LUIZ DE MEDEIROS
RODOLFO HENRIQUE FISCHER	JORGE LUIZ VIEGAS RAMALHO
RUY VILLELA MORAES ABREU	LAVÍNIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA
SÉRGIO RIBEIRO DA COSTA WERLANG	LEILA CRISTIANE BARBOZA BRAGA DE MELO
LINDA AGARINAKAMURA
Executive Directors	LUÍS ANTONIO RODRIGUES
CAIO IBRAHIM DAVID	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
CELSO SCARAMUZZA	LUIS TADEU MANTOVANI SASSI
CLAUDIA POLITANSKI	LUIZ ANTONIO FERNANDES CALDAS MORONE
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ ANTONIO NOGUEIRA DE FRANÇA
FERNANDO MARSELLA CHACON RUIZ	LUIZ EDUARDO LOUREIRO VELOSO
IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR	LUIZ FERNANDO OLIVEIRA BARRICHELO
JOSÉ ROBERTO HAYM	LUIZ MARCELO ALVES DE MORAES
LUÍS OTAVIO MATIAS	MANOEL ANTONIO GRANADO
OSVALDO DO NASCIMENTO	MARCELO BOOCK
RICARDO BALDIN	MARCELO LUIS ORTICELLI
MARCO ANTONIO ANTUNES
Directors	MARCO ANTONIO SUDANO
ADRIANO BRITO DA COSTA LIMA	MARCOS ANTÔNIO VAZ DE MAGALHÃES
ANDRÉ SAPOZNIK	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MARCOS SILVA MASSUKADO
ANTONIO CARLOS AZZI JÚNIOR	MARCOS VANDERLEI BELINI FERREIRA
ANTONIO CARLOS RICHECKI RIBEIRO	MARIO LUIZ AMABILE
ARNALDO PEREIRA PINTO	MAURÍCIO FERREIRA DE SOUZA
AURÉLIO JOSÉ DA SILVA PORTELLA	MAURO MORELLI
CARLOS AUGUSTO DE OLIVEIRA	NATALÍSIO DE ALMEIDA JÚNIOR
CARLOS EDUARDO DE CASTRO	OLIVIO MORI JÚNIOR
CARLOS EDUARDO DE SOUZA LARA	OSMAR MARCHINI
CARLOS EDUARDO MACCARIELLO	OSVALDO JOSÉ DAL FABBRO
CARLOS EDUARDO MONICO	PAULO EIKIEVICIUS CORCHAKI
CARLOS HENRIQUE DONEGÁ AIDAR	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS HENRIQUE ZANVETTOR	PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA
CESAR PADOVAN	RENATA HELENA DE OLIVEIRA TUBINI
CÍCERO MARCUS DE ARAÚJO	RENÊ MARCELO GONÇALVES
CLÁUDIO CESAR SANCHES	RICARDO LIMA SOARES
CLAUDIO JOSÉ COUTINHO ARROMATTE	RICARDO ORLANDO
COSMO FALCO	RICARDO RIBEIRO MANDACARU GUERRA
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	RICARDO TERENZI NEUENSCHWANDER
CRISTINA CESTARI SPADA	ROBERTO LAMY
DANIEL LUIZ GLEIZER	ROBERTO MASSARU NISHIKAWA
EDUARDO ALMEIDA PRADO	ROGERIO CARVALHO BRAGA
EDUARDO HIROYUKI MIYAKI	ROGÉRIO PAULO CALDERÓN PERES
ERNESTO ANTUNES DE CARVALHO	ROMILDO GONÇALVES VALENTE
ROONEY SILVA
SERGIO GUILLINET FAJERMAN
SERGIO SOUZA FERNANDES JÚNIOR
VILMAR LIMA CARREIRO

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ FERRARI
PEDRO MOREIRA SALLES	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
ANTONIO SANCHEZ JUNIOR
Members	EDUARDO CARDOSO ARMONIA
ALFREDO EGYDIO SETUBAL	EDUARDO CORSETTI
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EMERSON SAVI JUNQUEIRA
CANDIDO BOTELHO BRACHER	FABIO MASSASHI OKUMURA
EDUARDO MAZZILLI DE VASSIMON	FERNANDO HENRIQUE MEIRA DE CASTRO *
HENRI PENCHAS	FLAVIO DELFINO JUNIOR
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	GILBERTO FRUSSA
SÉRGIO RIBEIRO DA COSTA WERLANG	GUILHERME DE ALENCAR AMADO
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	HENRIQUE RUTHER
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	JOSÉ IRINEU NUNES BRAGA
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	LILIAN SALA PULZATTO KIEFER
RODOLFO HENRIQUE FISCHER	LUÍS ALBERTO PIMENTA GARCIA
LUIZ MARCELO ALVES DE MORAES
Executive Directors	MARCELO ARIEL ROSENHEK **
ALEXANDRE JADALLAH AOUDE	MARCELO DA COSTA LOURENÇO
ALMIR VIGNOTO	MARCO ANTONIO SUDANO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MARIO ANTONIO BERTONCINI
FERNANDO FONTES IUNES	MÁRIO LÚCIO GURGEL PIRES
MILTON MALUHY FILHO	MÁRIO LUÍS BRUGNETTI
NICOLAU FERREIRA CHACUR	PAULO DE PAULA ABREU
RODERICK SINCLAIR GREENLEES *
PAULO ROBERTO SCHIAVON DE ANDRADE
RODRIGO PASTOR FACEIRO LIMA

* elected on March 3, 2011 and took office on April 5, 2011
** elected on March 3, 2011 and took office on April 1, 2011

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ CASTRO ARAÚJO RUDGE

Directors	Executive Directors
ADRIENNE PATRICE GUEDES DAIBERT	ANDRÉ HORTA RUTOWITSCH
CARLOS EDUARDO DE SOUZA LARA	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CARLOS HENRIQUE ZANVETTOR
CLÁUDIO JOSÉ COUTINHO ARROMATTE
EVANIR COUTINHO USSIER	Managing Directors
FÁBIO MASSASHI OKUMURA	LUIZ FERNANDO BUTORI REIS SANTOS
FERNANDO JOSÉ COSTA TELES	MARCO ANTONIO ANTUNES
FLÁVIO KITAHARA SOUSA	MARCOS DE BARROS LISBOA
JACKSON RICARDO GOMES	NORBERTO GIL FERREIRA CAMARGO
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ OTAVIO PINHO DO AMARAL
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
ROBERTO LAMY

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	NOTE	03/31/2011	03/31/2010
CURRENT ASSETS		585,308,146	475,525,654
CASH AND CASH EQUIVALENTS		11,762,032	10,921,013
INTERBANK INVESTMENTS	4b and 6	98,835,416	131,391,507
Money market		83,776,116	116,095,154
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,079,999	1,515,301
Interbank deposits		11,979,301	13,781,052
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	149,165,495	97,030,750
Own portfolio		37,761,444	28,445,879
Subject to repurchase commitments		43,104,301	8,153,003
Pledged in guarantee		6,604,424	8,804,843
Deposited with the Central Bank		1,942,075	3,779,187
Derivative financial instruments		6,572,452	4,562,953
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	48,554,392	39,920,875
Assets guaranteeing technical provisions – other securities	11b	4,626,407	3,364,010
INTERBANK ACCOUNTS		93,556,512	35,962,136
Pending settlement		2,570,552	2,685,161
Central Bank deposits		90,860,292	33,183,204
National Housing System (SFH)		63,543	11,393
Correspondents		62,125	77,166
Interbank onlending		-	5,212
INTERBRANCH ACCOUNTS		365,581	49,267
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	163,553,176	141,212,431
Operations with credit granting characteristics	4e	176,687,390	154,399,613
(Allowance for loan losses)	4f	(13,134,214)	(13,187,182)
OTHER RECEIVABLES		65,813,231	56,129,068
Foreign exchange portfolio	9	26,357,839	24,946,995
Income receivable		1,397,195	805,042
Transactions with credit card issuers	4e	12,894,973	9,052,783
Receivables from insurance and reinsurance operations	4nI and 11b	3,249,872	2,707,558
Negotiation and intermediation of securities		2,445,438	1,747,643
Sundry	13a	19,467,914	16,869,047
OTHER ASSETS	4g	2,256,703	2,829,482
Assets held for sale		149,186	319,410
(Valuation allowance)		(62,275)	(92,481)
Unearned premiums of reinsurance	4nI	476,231	507,521
Prepaid expenses	4g and 13b	1,693,561	2,095,032
LONG-TERM RECEIVABLES		182,103,438	143,991,089
INTERBANK INVESTMENTS	4b and 6	792,722	5,228,810
Money market		19,636	2,670,890
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	162,731	2,119,538
Interbank deposits		610,355	438,382
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	34,005,625	22,219,794
Own portfolio		17,530,556	11,315,714
Subject to repurchase commitments		5,915,527	1,623,869
Pledged in guarantee		2,125,343	1,814,497
Deposited with the Central Bank		308,365	609,254
Derivative financial instruments		4,268,105	3,594,752
Assets guaranteeing technical provisions – other securities	11b	3,857,729	3,261,708
INTERBANK ACCOUNTS - National Housing System (SFH)		552,667	538,633
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	117,863,777	86,278,917
Operations with credit granting characteristics	4e	126,968,744	95,963,248
(Allowance for loan losses)	4f	(9,104,967)	(9,684,331)
OTHER RECEIVABLES		27,568,913	28,344,455
Foreign exchange portfolio	9	289,795	1,874,408
Sundry	13a	27,279,118	26,470,047
OTHER ASSETS – Prepaid expenses	4g and 13b	1,319,734	1,380,480
PERMANENT ASSETS		11,060,905	10,715,650
INVESTMENTS	4h and 15a Il	3,295,423	3,356,731
Investments in affiliates		2,167,458	2,239,168
Other investments		1,313,867	1,291,948
(Allowance for loan losses)		(185,902)	(174,385)
REAL ESTATE IN USE	4i and 15b	4,807,029	4,162,744
Real estate in use		4,412,603	4,191,696
Other fixed assets		7,141,420	5,984,076
(Accumulated depreciation)		(6,746,994)	(6,013,028)
OPERATING LEASE ASSETS	4j	-	5,697
Leased assets		-	18,553
(Accumulated depreciation)		-	(12,856)
GOODWILL	4k and 15b	67,617	-
INTANGIBLE ASSETS	4l and 15b	2,890,836	3,190,478
Acquisition of rights to credit payroll		2,388,307	2,432,470
Other intangible assets		2,581,511	2,285,883
(Accumulated amortization)		(2,078,982)	(1,527,875)
TOTAL ASSETS		778,472,489	630,232,393

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	NOTE	03/31/2011	03/31/2010
CURRENT LIABILITIES		412,270,409	332,101,901
DEPOSITS	4b and 10b	144,958,728	117,456,506
Demand deposits		24,675,587	23,751,644
Savings deposits		58,997,028	50,084,834
Interbank deposits		2,652,520	1,538,132
Time deposits		57,685,426	40,959,129
Other deposits		948,167	1,122,767
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	121,320,731	97,573,241
Own portfolio		77,877,540	38,501,452
Third-party portfolio		42,075,972	57,980,483
Free portfolio		1,367,219	1,091,306
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	14,035,219	11,121,609
Real estate, mortgage, credit and similar notes		10,228,426	8,892,499
Debentures		54,678	555,751
Foreign borrowings through securities		3,752,115	1,673,359
INTERBANK ACCOUNTS		4,397,628	4,478,416
Pending settlement		3,690,208	3,618,011
Correspondents		707,420	860,405
INTERBRANCH ACCOUNTS		3,567,714	2,748,312
Third-party funds in transit		3,556,494	2,714,703
Internal transfer of funds		11,220	33,609
BORROWINGS AND ONLENDING	4b and 10e	25,448,338	16,133,165
Borrowings		15,316,807	10,018,078
Onlending		10,131,531	6,115,087
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	4,134,740	3,742,649
TECHNICAL PROVISIONS FOR INSURANCE, PRIVATE PENSION AND CAPITALIZATION	4n II and 11a	8,427,210	7,379,937
OTHER LIABILITIES		85,980,101	71,468,066
Collection and payment of taxes and contributions		4,918,493	4,240,562
Foreign exchange portfolio	9	27,216,243	25,534,897
Social and statutory	16b II	1,559,357	2,266,464
Tax and social security contributions	4o, 4p and 14c	7,266,580	5,056,069
Negotiation and intermediation of securities		2,920,020	2,415,806
Credit card operations	4e	29,310,155	22,878,377
Subordinated debt	10f	952,899	22,785
Sundry	13c	11,836,354	9,053,106
LONG-TERM LIABILITIES		298,199,206	241,200,952
DEPOSITS	4b and 10b	58,963,221	66,149,450
Interbank deposits		260,774	162,323
Time deposits		58,702,447	65,987,127
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	85,431,944	50,481,363
Own portfolio		73,694,651	44,002,146
Third-party portfolio		6,809	125,951
Free portfolio		11,730,484	6,353,266
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	13,661,952	7,654,500
Real estate, mortgage, credit and similar notes		6,088,998	742,086
Debentures		1,011,150	2,177,576
Foreign borrowings through securities		6,561,804	4,734,838
BORROWINGS AND ONLENDING	4b and 10e	25,615,481	21,033,871
Borrowings		2,878,701	3,901,855
Onlending		22,736,780	17,132,016
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	3,599,001	3,700,089
TECHNICAL PROVISIONS FOR INSURANCE, PRIVATE PENSION AND CAPITALIZATION	4n II and 11a	54,004,609	44,785,538
OTHER LIABILITIES		56,922,998	47,396,141
Foreign exchange portfolio	9	291,764	1,748,183
Tax and social security contributions	4o, 4p and 14c	15,236,893	13,876,038
Credit card operations		-	12,654
Subordinated debt	10f	34,340,763	25,733,136
Sundry	13c	7,053,578	6,026,130
DEFERRED INCOME	4q	847,050	550,672
MINORITY INTEREST IN SUBSIDIARIES	16e	3,425,288	3,404,332
STOCKHOLDERS’ EQUITY	16	63,730,536	52,974,536
Capital		45,000,000	45,000,000
Capital reserves		595,610	637,845
Revenue reserves		18,697,311	8,103,589
Asset valuation adjustment	4c, 4d and 7d	(54,561)	172,193
(Treasury shares)		(507,824)	(939,091)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		778,472,489	630,232,393

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
INCOME FROM FINANCIAL OPERATIONS		22,361,060	18,190,098
Loan, lease and other credit operations		13,680,164	12,031,769
Securities and derivative financial instruments		5,207,725	4,574,591
Financial income from insurance, pension plan and capitalization operations	11c	1,329,028	972,719
Foreign exchange operations		8,464	404,138
Compulsory deposits		2,135,679	206,881
EXPENSES OF FINANCIAL OPERATIONS		(10,480,769)	(8,251,547)
Money market		(8,842,977)	(6,681,782)
Financial expenses on technical provisions for pension plan and capitalization	11c	(1,189,683)	(877,840)
Borrowings and onlending		(448,109)	(691,925)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		11,880,291	9,938,551
RESULT OF LOAN LOSSES	8d I	(3,172,915)	(2,976,203)
Expenses for allowance for loan losses		(4,380,002)	(3,809,031)
Income from recovery of credits written off as loss		1,207,087	832,828
GROSS INCOME FROM FINANCIAL OPERATIONS		8,707,376	6,962,348
OTHER OPERATING REVENUES (EXPENSES)		(3,537,871)	(2,440,943)
Banking service fees	13d	3,679,286	3,276,971
Asset management		636,338	589,806
Current account services		164,569	129,248
Credit cards		1,691,485	1,485,760
Sureties and credits granted		401,337	354,809
Receipt services		330,207	322,053
Other		455,350	395,295
Income from bank charges	13e	788,175	746,647
Result from insurance, pension plan and capitalization operations	11c	577,237	531,862
Personnel expenses	13f	(3,242,637)	(2,795,185)
Other administrative expenses	13g	(3,260,300)	(2,881,797)
Tax expenses	4p and 14a II	(1,035,607)	(881,334)
Equity in earnings of affiliates and other investments	15a lll	97,499	110,640
Other operating revenues	13h	128,034	285,051
Other operating expenses	13i	(1,269,558)	(833,798)
OPERATING INCOME		5,169,505	4,521,405
NON-OPERATING INCOME		43,091	19,727
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		5,212,596	4,541,132
INCOME TAX AND SOCIAL CONTRIBUTION	4p and 14a I	(1,469,675)	(1,022,538)
Due on operations for the period		(2,087,747)	(1,351,990)
Related to temporary differences		618,072	329,452
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(35,090)	(62,167)
MINORITY INTEREST IN SUBSIDIARIES	16e	(177,530)	(222,237)
NET INCOME		3,530,301	3,234,190
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,547,246,221	4,529,866,402
NET INCOME PER SHARE – R$		0.78	0.71
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)		14.01	11.69

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	108,424	(66,149)
NET INCOME WITHOUT NONRECURRING EFFECTS		3,638,725	3,168,041
NET INCOME PER SHARE – R$		0.80	0.70

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
ADJUSTED NET INCOME		9,609,069	10,146,479
Net income		3,530,301	3,234,190
Adjustments to net income:		6,078,768	6,912,289
Granted options recognized		34,140	26,041
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		459,330	45,162
Effects of changes in exchange rates on cash and cash equivalents		17,128	(127,629)
Allowance for loan losses		4,380,002	3,809,031
Results from operations with subordinated debt		769,461	506,451
Financial expenses on technical provisions for pension plan and capitalization		1,189,683	877,840
Depreciation and amortization	15b	523,014	492,979
Adjustment to legal liabilities – tax and social security		187,363	1,746,652
Adjustment to provision for contingent liabilities		860	903,638
Deferred taxes		(618,072)	(329,452)
Equity in earnings of affiliates and other investments	15a lll	(97,499)	(110,640)
Income from available-for-sale securities		(607,355)	(920,095)
Income from held-to-maturity securities		(111,611)	(40,493)
(Income) loss from sale of investments		(188,156)	(166,326)
(Income) loss from sale of foreclosed assets		7,773	11,582
(Income) loss from sale of fixed assets		(8,189)	3,157
(Gain) loss from rescission of operations of intangible assets		(425)	(52,567)
Minority interest		177,530	222,237
Other		(36,209)	14,721
CHANGE IN ASSETS AND LIABILITIES		(14,059,041)	(23,515,885)
(Increase) decrease in interbank investments		(20,875,662)	(5,559,957)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		4,121,349	(3,041,795)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(5,083,822)	(19,314,450)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)		1,429,872	1,487,159
(Increase) decrease in loan, lease and other credit operations		(12,769,884)	(10,864,823)
(Increase) decrease in other receivables and other assets		495,603	2,433,363
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		872,758	416,431
(Decrease) increase in deposits		1,233,891	(7,110,074)
(Decrease) increase in deposits received under securities repurchase agreements		7,096,322	16,111,041
(Decrease) increase in funds for issuance of securities		2,105,453	1,483,833
(Decrease) increase in borrowings and onlending		3,725,854	2,531,223
(Decrease) increase in credit card operations (assets/liabilities)		(2,398,727)	(1,977,862)
(Decrease) increase in technical provision for insurance, pension plan and capitalization		1,529,336	782,096
(Decrease) increase in collection and payment of taxes and contributions		4,224,135	3,772,257
(Decrease) increase in other liabilities		1,254,076	(4,144,960)
(Decrease) increase in deferred income		81,185	362,711
Payment of income tax and social contribution		(1,100,780)	(882,078)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(4,449,972)	(13,369,406)

Interest on capital / dividends received from affiliated companies		19,153	9,541
Funds received from sale of available-for-sale securities		4,318,954	7,772,415
Funds received from redemption of held-to-maturity securities		288,919	197
Disposal of assets not for own use		21,923	47,131
Disposal of investments		254,617	178,233
Payment of income tax and social contribution from sale of investments		(63,973)	(52,753)
Sale of fixed assets		24,235	11,008
Termination of intangible asset agreements		4,156	120,504
Purchase of available-for-sale securities		(3,304,318)	(2,850,367)
Purchase of held-to-maturity securities		(123,193)	(95,674)
Purchase of investments		(1,906)	(2,084)
Purchase of fixed assets		(382,334)	(321,467)
Purchase of intangible assets		(217,585)	(91,820)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		838,648	4,724,864

Increase (decrease) in subordinated debt		694,330	3,211,254
Change in minority interest		(265,017)	(180,156)
Granting of stock options		135,426	63,281
Dividends and interest on capital paid		(2,877,040)	(2,708,057)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(2,312,301)	386,322

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,923,625)	(8,258,220)

Cash and cash equivalents at the beginning of the period		39,148,018	66,121,111
Effects of changes in exchange rates on cash and cash equivalents		(17,128)	127,629
Cash and cash equivalents at the end of the period	4a and 5	33,207,265	57,990,520

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
INCOME		24,403,968	20,074,153
Financial operations		22,361,060	18,190,098
Banking services		4,467,461	4,023,618
Result from insurance, pension plan and capitalization operations		577,237	531,862
Result of loan losses	8d	(3,172,915)	(2,976,203)
Other		171,125	304,778
EXPENSES		(11,750,327)	(9,085,345)
Financial operations		(10,480,769)	(8,251,547)
Other		(1,269,558)	(833,798)
INPUTS PURCHASED FROM THIRD PARTIES		(2,702,003)	(2,379,727)
Materials, energy and others	13g	(107,824)	(82,242)
Third-party services	13g	(718,484)	(633,009)
Other		(1,875,695)	(1,664,476)
Data processing and telecommunications	13g	(845,631)	(718,931)
Advertising, promotions and publication	13g	(217,069)	(217,352)
Installations		(265,064)	(273,752)
Transportation	13g	(138,765)	(136,386)
Security	13g	(120,723)	(101,107)
Travel expenses	13g	(40,144)	(28,676)
Other		(248,299)	(188,272)
GROSS ADDED VALUE		9,951,638	8,609,081
DEPRECIATION AND AMORTIZATION	13g	(337,938)	(293,134)
NET ADDED VALUE PRODUCED BY THE COMPANY		9,613,700	8,315,947
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	97,499	110,640
TOTAL ADDED VALUE TO BE DISTRIBUTED		9,711,199	8,426,587
DISTRIBUTION OF ADDED VALUE		9,711,199	8,426,587
Personnel		2,912,999	2,501,113
Compensation		2,332,660	1,920,540
Benefits		441,855	434,864
FGTS – government severance pay fund		138,484	145,709
Taxes, fees and contributions		2,870,010	2,260,111
Federal		2,698,757	2,113,951
State		153	511
Municipal		171,100	145,649
Return on third parties’ assets - Rent		220,359	208,936
Return on own assets		3,707,831	3,456,427
Dividends and Interest on capital		774,664	1,089,362
Retained earnings (loss) for the period		2,755,637	2,144,828
Minority interest in retained earnings		177,530	222,237

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

	NOTE	03/31/2011	03/31/2010
ASSETS
CURRENT ASSETS		1,109,370	1,009,454
CASH AND CASH EQUIVALENTS		4,058	267
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	119,563	142,011
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	5,979	30,892
Own portfolio		651	26,067
Pledged in guarantee		5,328	4,825
OTHER RECEIVABLES		977,187	834,955
Income receivable	15a I	425,266	126,397
Sundry	13a	551,921	708,558
OTHER ASSETS – Prepaid expenses	4g	2,583	1,329
LONG-TERM RECEIVABLES		18,569,862	10,179,288
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	17,993,982	10,148,426
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	6,556	5,937
Own portfolio		14	13
Pledged in guarantee		6,542	5,924
OTHER RECEIVABLES - Sundry	13a	569,324	24,925
PERMANENT ASSETS		62,593,574	58,433,470
INVESTMENTS		62,593,278	58,433,136
Investments in subsidiaries	4h and 15a I	62,592,871	58,432,729
Other		407	407
REAL ESTATE IN USE	4i	296	334
TOTAL ASSETS		82,272,806	69,622,212
LIABILITIES
CURRENT LIABILITIES		1,255,338	1,056,964
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	18,667	-
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	-	2,215
OTHER LIABILITIES		1,236,671	1,054,749
Social and statutory	16b II	752,721	1,043,199
Tax and social security contributions	14c	289,710	3,832
Subordinated debt	10f	68,820	-
Sundry	13c	125,420	7,718
LONG-TERM LIABILITIES		8,175,162	3,497,602
DEPOSITS - Interbank deposits	4b and 10b	3,432,489	3,108,237
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	-
OTHER LIABILITIES		4,242,673	389,365
Tax and social security contributions	14c	598,335	379,836
Subordinated debt	10f	3,626,650	-
Sundry	13c	17,688	9,529
STOCKHOLDERS’ EQUITY	16	72,842,306	65,067,646
Capital		45,000,000	45,000,000
Capital reserves		595,610	637,845
Revenue reserves		27,809,081	20,196,699
Asset valuation adjustment	4c, 4d and 7d	(54,561)	172,193
(Treasury shares)		(507,824)	(939,091)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		82,272,806	69,622,212

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
INCOME FROM FINANCIAL OPERATIONS		338,198	180,297
Securities and derivative financial instruments		338,198	180,297
EXPENSES OF FINANCIAL OPERATIONS		(156,518)	(34,014)
Money market		(156,518)	(34,014)
GROSS INCOME FROM FINANCIAL OPERATIONS		181,680	146,283
OTHER OPERATING REVENUES (EXPENSES)		2,341,124	2,097,453
Personnel expenses		(47,786)	(35,685)
Other administrative expenses		(14,408)	(11,144)
Tax expenses	14a II	(58,037)	(7,366)
Equity in earnings of subsidiaries	15a I	2,459,786	2,166,315
Other operating revenues (expenses)		1,569	(14,667)
OPERATING INCOME		2,522,804	2,243,736
NON-OPERATING INCOME		271	7,120
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		2,523,075	2,250,856
INCOME TAX AND SOCIAL CONTRIBUTION	4p	353,688	262,651
Due on operations for the period		896	(336)
Related to temporary differences		352,792	262,987
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(936)	(3,394)
NET INCOME		2,875,827	2,510,113
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,547,246,221	4,529,866,402
NET INCOME PER SHARE – R$		0.63	0.55
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)		16.01	14.36

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	108,424	(66,149)
NET INCOME WITHOUT NONRECURRING EFFECTS		2,984,251	2,443,964
NET INCOME PER SHARE – R$		0.66	0.54

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation Adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Employee benefits – CVM Resolution No. 600, of October 7, 2009 (Note 19)	-	-	9,352	-	-	-	9,352
Granting of stock options – exercised options	-	(28,955)	-	-	-	92,236	63,281
Granting of options recognized	-	26,041	-	-	-	-	26,041
Change in adjustment to market value	-	-	(3,935)	52,162	-	-	48,227
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	2,510,113	-	2,510,113
Appropriations:
Legal reserve	-	-	125,506	-	(125,506)	-	-
Statutory reserves	-	-	1,295,245	-	(1,295,245)	-	-
Dividends and Interest on capital	-	-	-	-	(1,089,362)	-	(1,089,362)
BALANCES AT 03/31/2010	45,000,000	637,845	20,196,699	172,193	-	(939,091)	65,067,646
CHANGES IN THE PERIOD	-	(2,914)	1,425,548	52,162	-	92,236	1,567,032
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Granting of stock options – exercised options	-	(33,264)	47,937	-	-	120,753	135,426
Granting of options recognized	-	34,140	-	-	-	-	34,140
Change in adjustment to market value	-	-	-	(71,689)	-	-	(71,689)
Addition to interest on capital and paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	2,875,827	-	2,875,827
Appropriations:
Legal reserve	-	-	143,791	-	(143,791)	-	-
Statutory reserves	-	-	1,957,372	-	(1,957,372)	-	-
Dividends and Interest on capital	-	-	-	-	(774,664)	-	(774,664)
BALANCES AT 03/31/2011	45,000,000	595,610	27,809,081	(54,561)	-	(507,824)	72,842,306
CHANGES IN THE PERIOD	-	876	2,147,576	(71,689)	-	120,753	2,197,516

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
ADJUSTED NET INCOME (LOSS)		78,021	119,099
Net income		2,875,827	2,510,113
Adjustments to net income:		(2,797,806)	(2,391,014)
Granting of options recognized		34,140	26,041
Results from operations with subordinated debt		(34,110)	-
Deferred taxes		(352,792)	(262,987)
Equity in earnings of subsidiaries	15a I	(2,459,786)	(2,166,315)
Amortization of goodwill		14,435	14,436
Effects of changes in exchange rates on cash and cash equivalents		284	(2,220)
Other		23	31
CHANGE IN ASSETS AND LIABILITIES		492,345	345,661
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		26,389	8,882
(Increase) decrease in other receivables and other assets		(30,433)	332,114
(Increase) decrease in funds for issuance of securities		13,125	-
Increase (decrease) in other liabilities		483,264	4,665
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		570,366	464,760
Interest on capital/Dividends received		5,452,124	3,310,941
(Increase) decrease in interbank investments		(3,817,140)	(3,320,477)
(Purchase) sale of fixed assets		(11)	(9)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		1,634,973	(9,545)
Increase (decrease) in deposits		88,481	2,209,013
Increase (decrease) in subordinated debt		376,800	-
Granting of stock options		135,426	63,281
Dividends and interest on capital paid		(2,877,040)	(2,708,057)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(2,276,333)	(435,763)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(70,994)	19,452
Cash and cash equivalents at the beginning of the period		194,899	120,606
Effects of changes in exchange rates on cash and cash equivalents		(284)	2,220
Cash and cash equivalents at the end of the period	4a and 5	123,621	142,278

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	NOTE	01/01 to 03/31/2011	01/01 to 03/31/2010
INCOME		692,922	436,073
Financial operations		338,198	180,297
Other		354,724	255,776
EXPENSES		(156,518)	(34,014)
Financial operations		(156,518)	(34,014)
INPUTS PURCHASED FROM THIRD PARTIES		(14,277)	(10,846)
Third-party services		(6,438)	(3,387)
Advertising, promotions and publication		(961)	(164)
Expenses for financial system services		(1,705)	(1,742)
Insurance		(2,125)	(872)
Other		(3,048)	(4,681)
GROSS ADDED VALUE		522,127	391,213
DEPRECIATION AND AMORTIZATION		(23)	(31)
NET ADDED VALUE PRODUCED BY THE COMPANY		522,104	391,182
ADDED VALUE RECEIVED FROM TRANSFER	15a l	2,459,786	2,166,315
TOTAL ADDED VALUE TO BE DISTRIBUTED		2,981,890	2,557,497
DISTRIBUTION OF ADDED VALUE		2,981,890	2,557,497
Personnel		47,539	38,346
Compensation		46,585	37,191
Benefits		604	881
FGTS – GOVERNMENT SEVERANCE PAY FUND		350	274
Taxes, fees and contributions		58,416	8,771
Federal		58,392	8,710
Municipal		24	61
Return on third parties’ assets - Rent		108	267
Return on own assets		2,875,827	2,510,113
Dividends and Interest on capital		774,664	1,089,362
Retained earnings (loss) for the period		2,101,163	1,420,751

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO MARCH, 2011 AND 2010
(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized up to December 31, 2009, in the periods when the investments were made,  in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards (Note 4k).

In 2011, there was a change in the basic for consolidating certain companies particularly for the Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, with the change from full to partial consolidation, and Porto Seguro S.A., which is now stated under the equity method, including for comparative purposes.

The consolidated financial statements comprise ITAÚ HOLDING HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	03/31/2011	03/31/2010
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.99	99.99
Banco Itaú BBA International, S.A.	(1)	Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	100.00	99.99
Banco Itaucred Financiamentos S.A.		Brazil	100.00	99.99
Banco Itauleasing S.A.		Brazil	100.00	99.99
Biu Participações S.A.		Brazil	66.15	66.15
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	100.00	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(3)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	100.00	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	99.99
Itaú XL Seguros Corporativos S.A.		Brazil	100.00	50.00
Itaúsa Export S.A.		Brazil	100.00	100.00
Luizacred S.A. Soc. Créd. Financiamento Investimento	(2)	Brazil	50.00	50.00
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.00	99.99
Redecard S.A.	(4)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	51.00
(1)	New company name of Banco Itaú Europa, S.A.;
(2)	Company with shared control included proportionally in consolidation;
(3)	It does not include Redeemable Preferred Shares (Note 10f);
(4)	Fully consolidated company whose share capital is 50% plus 17 shares.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at March 30, 2011, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	80,476,658	82,308,127
Basel ratio	16.1%	16.1%
Tier I	12.6%	12.7%
Tier II	3.5%	3.4%
Fixed assets ratio (4)	37.9%	15.2%
Excess capital in relation to fixed assets	9,774,513	28,625,707
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000.

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

An issue of subordinated debt is pending approval from the Central Bank of Brazil in order to comprise the Tier II of Referential Equity, which at March 31, 2011 represents the amount of R$ 2,647,253. Should we consider these issues, the Basel ratios would stand at 16.6% and 16.6% for the financial system and the economic-financial consolidated, respectively.

Management considers the current Basel ratio (16.1%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 5.1 percent the minimum required by the authorities (11.0%); and

b)
In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 17.7%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, Circulars No.  3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,498, of June 28, 2010, changes the provisions mentioned in Circulars Nos 3,361, 3,362, 3,363, 3,364 and 3,366, of September 12, 2007, and No. 3,389, of June 25, 2008, which set forth the procedures for calculation of the portion related to market risk. Clarification on the methodologies to be adopted was disclosed in Circular Letters Nos. 3,498 and 3,499, of April 8, 2011. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from June 30, 2012. Should the new rules already been applicable, the ratios would be reduced by about 1,0%.

The Referential Equity used for calculation of ratios and composition of risk exposures at March 31, 2011, are as follows:

	Financial system consolidated		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	63,730,536		63,730,536
Minority interest in subsidiaries	1,054,899		2,913,094
Consolidated stockholders’ equity (BACEN)	64,785,435		66,643,630
Revaluation reserves excluded from Tier I	-		-
Deferred tax assets excluded from Tier I	(527,681)		(551,876)
Deferred permanent assets excluded from Tier I	(353,028)		(355,559)
Adjustments to market value – securities and derivative Financial Instruments excluded from Tier I	54,560		54,563
Preferred shares with clause of redemption excluded from Tier I	(640,256)		(640,256)
Tier I	63,319,030		65,150,502
Subordinated debt	16,847,879		16,847,879
Preferred shares with clause of redemption	512,205		512,205
Revaluation reserves	-		-
Adjustment to market value -securities and derivative financial instruments	(54,560)		(54,563)
Tier II	17,305,524		17,305,521
Tier I + Tier II	80,624,554		82,456,023
Exclusions:
Funding instruments issued by financial institutions	(147,896)		(147,896)
Referential equity	80,476,658		82,308,127
Risk exposure:
Exposure weighted by credit risk (EPR)	461,950,982		471,992,855
Portion required for credit risk coverage (PEPR)	50,814,608	92.5%	51,919,214	92.1%
a) Per weighting factor (FPR):
FPR at 20%	206,709	0.4%	346,522	0.6%
FPR at 35%	86,568	0.2%	86,574	0.2%
FPR at 50%	2,757,653	5.0%	4,202,697	7.5%
FPR at 75%	13,426,182	24.4%	13,070,362	23.2%
FPR at 100%	33,106,408	60.3%	32,911,668	58.4%
FPR at 300%	980,262	1.8%	1,045,481	1.9%
Derivatives – potential future gain	250,826	0.5%	255,910	0.5%
b) Per type:
Securities	2,867,622	5.2%	3,017,164	5.4%
Loan operations - Retail	10,989,585	20.0%	10,738,700	19.0%
Loan operations – Non-retail	15,850,466	28.8%	15,866,385	28.1%
Joint obligations - Retail	6,559	0.0%	6,559	0.0%
Joint obligations – Non-Retail	4,411,033	8.0%	4,406,071	7.8%
Loan commitments - Retail	2,430,038	4.4%	2,325,103	4.1%
Loan commitments – Non-retail	1,376,287	2.5%	1,376,334	2.4%
Other exposures	12,883,018	23.4%	14,182,898	25.2%
Portion required for operational risk coverage (POPR)	3,073,029	5.6%	3,435,078	6.1%
Retail	521,157	0.9%	521,157	0.9%
Commercial	865,912	1.6%	865,912	1.5%
Corporate finance	73,971	0.1%	73,971	0.1%
Negotiation and sales	1,013,408	1.8%	1,013,408	1.8%
Payments and settlements	264,247	0.5%	264,247	0.5%
Financial agent services	119,246	0.2%	119,246	0.2%
Asset management	193,532	0.4%	193,532	0.3%
Retail brokerage	21,115	0.0%	21,115	0.0%
Business plans	441	0.0%	441	0.0%
Conef additional	-	0.0%	362,049	0.6%
Portion required for market risk coverage:	1,056,116	1.9%	1,033,468	1.8%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	717,462	1.3%	694,814	1.2%
Fixed rate denominated in Real (PJUR1)	111,643	0.2%	111,604	0.2%
Foreign currency coupon (PJUR2)	361,431	0.7%	338,822	0.6%
Price index coupon (PJUR3)	123,446	0.2%	123,446	0.2%
Interest rate coupon (PJUR 4)	120,942	0.2%	120,942	0.2%
Operations subject to commodity price variation (PCOM)	185,133	0.3%	185,133	0.3%
Operations subject to stock price variation (PACS)	153,521	0.3%	153,521	0.3%
Required Referential Equity	54,943,753	100.0%	56,387,760	100.0%
Excess capital in relation to Required Referential Equity	25,532,905	46.5%	25,920,367	46.0%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	499,488,667		512,616,002
Ratio (%)	16.1		16.1
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,298,128		1,415,582

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2010	78,670,791	497,468,330	15.8%	80,718,514	522,952,010	15.4%
Result for the period	3,539,423		0.7%	3,697,406		0.7%
Interest on capital and dividends	(776,188)		-0.1%	(776,188)		-0.1%
Granting of options recognized	34,140		0.0%	34,140		0.0%

Granting of stock options – exercised options in the period	135,424		0.0%	135,424		0.0%
Asset valuation adjustment	(71,689)		0.0%	(71,689)		0.0%
Subordinated debt and redeemable preferred shares	(1,274,578)		-0.3%	(1,274,578)		-0.2%
Deferred assets excluded from Tier I of referential equity	(32,203)	(32,203)	0.0%	(33,112)	(33,112)	0.0%
Other changes in referential equity	251,538		0.1%	(121,790)		0.0%
Changes in risk exposure		2,052,540	-0.1%		(10,302,896)	0.3%
Ratio at 03/31/2011	80,476,658	499,488,667	16.1%	82,308,127	512,616,002	16.1%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178, of December 28, 2007, and No. 200, of December 16, 2008, and Circular No. 355, of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents -For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) –these transactions are recorded at present value and calculated “pro rata die« based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses -the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

Real estate in use	4%	to	8%
Leasehold improvements		from 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1998 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

k)
Goodwill – corresponds to the amount paid in excess for the purchase of investments arising from the expected future profitability. It does not have a defined useful life and is annually tested for impairment of assets.

l)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

m)	Impairment of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. This procedure is adopted annually, at the end of each year.

n)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I-	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 12, 2008;

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II-
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I-	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II-	Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

II.III -	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I	- Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II	- Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p)	Taxes -these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed, The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2011	03/31/2010
Cash and cash equivalents	11,762,032	10,921,013
Interbank deposits	5,805,174	5,326,296
Securities purchased under agreements to resell – Funded position	15,640,059	41,743,211
TOTAL	33,207,265	57,990,520

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	03/31/2011	03/31/2010
Cash and cash equivalents	4,058	267
Securities purchased under agreements to resell – Funded position	119,563	142,011
TOTAL	123,621	142,278

NOTE 6 - INTERBANK INVESTMENTS

	03/31/2011						03/31/2010
	0 - 30	31 - 180	181 - 365	Over 365	TOTAL	%	TOTAL	%
Money market	33,697,038	50,061,060	18,018	19,636	83,795,752	84.1	118,766,044	86.9
Funded position (*)	16,328,257	12,160,227	18,018	19,636	28,526,138	28.6	53,520,776	39.2
Financed position	16,767,858	25,740,247	-	-	42,508,105	42.7	58,248,002	42.6
With free movement	5,635,405	25,336,864	-	-	30,972,269	31.1	1,526,158	1.1
Without free movement	11,132,453	403,383	-	-	11,535,836	11.6	56,721,844	41.5
Short position	600,923	12,160,586	-	-	12,761,509	12.8	6,997,266	5.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,664,444	266,202	149,353	162,731	3,242,730	3.3	3,634,839	2.7
Interbank deposits	6,067,153	4,136,837	1,775,311	610,355	12,589,656	12.6	14,219,434	10.4
TOTAL	42,428,635	54,464,099	1,942,682	792,722	99,628,138		136,620,317
% per maturity term	42.6	54.7	1.9	0.8
TOTAL – 03/31/2010	106,162,246	22,645,709	2,583,552	5,228,810	136,620,317
% per maturity term	77.7	16.6	1.9	3.8

(*)
Includes R$ 9,992,343 (R$ 9,419,393 at 03/31/2010) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 03/31/2010, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 119,563 (R$ 142,011 at 03/31/2010) and Interbank deposits over 365 days amounting to R$ 17,993,982 (R$ 10,148,426 at 03/31/2010).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	03/31/2011											03/31/2010
		Provision for adjustment to market value reflected on:
	Cost	Results	Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	86,000,996	44,367	188,320	86,233,683	47.1	2,393,686	6,775,114	8,598,072	5,921,375	14,796,724	47,748,712	39,369,466
Financial Treasury Bills	30,565,194	(1,850)	245	30,563,589	16.7	-	155,196	1,282,779	1,365,884	2,888,243	24,871,487	16,649,638
National Treasury Bills	20,578,976	12,389	562	20,591,927	11.2	2,222,393	-	7,215,240	324,523	8,595,157	2,234,614	3,745,718
National Treasury Notes	28,193,594	18,304	102,160	28,314,058	15.5	8,092	6,612,897	17,242	4,045,549	2,768,580	14,861,698	15,960,605
National Treasury/Securitization	318,083	162	(15,803)	302,442	0.2	2,020	3,365	3,129	17,051	8,092	268,785	619,485
Brazilian External Debt Bonds	6,102,345	15,439	103,345	6,221,129	3.4	97,052	3,644	54,804	168,366	536,228	5,361,035	2,388,351
Investments in Non-exclusive Funds	64,126	-	-	64,126	-	64,126	-	-	-	-	-	3,836
Other	178,678	(77)	(2,189)	176,412	0.1	3	12	24,878	2	424	151,093	1,833
GOVERNMENT SECURITIES - ABROAD	6,765,829	(2,292)	(254,114)	6,509,423	3.5	704,753	907,769	463,930	3,713,593	590,156	129,222	7,992,739
Argentina	272,490	(2,448)	1,332	271,374	0.1	88,586	13,556	43,784	74,977	-	50,471	235,702
Central Bank	41,062	(3,796)	-	37,266	-	-	-	-	-	-	37,266	59,769
National Treasury	231,428	1,348	1,332	234,108	0.1	88,586	13,556	43,784	74,977	-	13,205	175,933
Denmark	3,712,642	-	(164,595)	3,548,047	1.9	-	407,997	-	2,809,405	330,645	-	1,465,831
Spain	784,460	-	(55,738)	728,722	0.4	333,677	-	-	395,045	-	-	1,467,923
Korea	294,281	-	(5,910)	288,371	0.2	-	-	-	83,212	205,159	-	2,049,614
Chile	428,986	(6)	(2,190)	426,790	0.2	60,394	31,485	261,384	28,114	29,834	15,579	1,201,263
Paraguay	418,639	-	(27,706)	390,933	0.2	39,886	48,990	59,054	192,127	18,620	32,256	443,754
Uruguay	161,073	170	458	161,701	0.1	27,119	27,067	29,861	60,940	91	16,623	706,583
United States	672,637	1	235	672,873	0.4	155,072	378,674	69,618	69,509	-	-	366,334
Mexico	19,234	(19)	-	19,215	-	19	-	218	240	5,807	12,931	12,266
Other	1,387	10	-	1,397	-	-	-	11	24	-	1,362	43,469
CORPORATE SECURITIES	30,577,935	172,527	282,603	31,033,065	17.0	5,767,836	1,549,011	1,364,807	2,295,509	3,554,151	16,501,751	23,809,759
Eurobonds and other	5,595,306	21,076	103,490	5,719,872	3.1	78,765	354,188	582,432	392,652	353,219	3,958,616	3,443,157
Bank deposit certificates	2,884,922	1	(153)	2,884,770	1.6	41,115	33,525	321,416	771,770	1,695,986	20,958	2,104,451
Shares	3,569,789	110,009	27,396	3,707,194	2.0	3,707,194	-	-	-	-	-	3,929,012
Debentures	7,417,275	1,034	40,397	7,458,706	4.1	41,729	534,869	151,352	568,677	479,887	5,682,192	6,227,345
Promissory Notes	1,063,281	-	376	1,063,657	0.6	25,646	522,119	205,072	310,820	-	-	1,733,964
Quotas of funds	1,763,074	47,537	15,341	1,825,952	1.0	1,822,008	-	-	-	-	3,944	1,718,250
Fixed income	715,070	7,680	(44)	722,706	0.4	718,762	-	-	-	-	3,944	864,174
Credit rights	840,401	-	-	840,401	0.5	840,401	-	-	-	-	-	741,258
Variable income	207,603	39,857	15,385	262,845	0.1	262,845	-	-	-	-	-	112,818
Securitized real estate loans	7,714,905	(7,130)	95,756	7,803,531	4.3	51,379	96,748	104,535	251,590	463,245	6,836,034	4,616,875
Other	569,383	-	-	569,383	0.3	-	7,562	-	-	561,814	7	36,705
PGBL/VGBL FUND QUOTAS (1)	48,554,392	-	-	48,554,392	26.5	48,554,392	-	-	-	-	-	39,920,875
					-
SUBTOTAL - SECURITIES	171,899,152	214,602	216,809	172,330,563	94.1	57,420,667	9,231,894	10,426,809	11,930,477	18,941,031	64,379,685	111,092,839
Trading securities	127,767,649	214,602	-	127,982,251	69.9	53,507,229	6,347,845	8,783,515	5,760,466	16,202,268	37,380,928	73,205,758
Available-for-sale securities	41,015,661	-	216,809	41,232,470	22.5	3,913,438	2,884,049	1,509,821	6,096,520	2,702,830	24,125,812	35,321,261
Held-to-maturity securities (2)	3,115,842	-	-	3,115,842	1.7	-	-	133,473	73,491	35,933	2,872,945	2,565,820
DERIVATIVE FINANCIAL INSTRUMENTS	10,508,253	332,304	-	10,840,557	5.9	1,338,400	2,273,432	1,172,661	1,787,959	741,820	3,526,285	8,157,705

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	182,407,405	546,906	216,809	183,171,120	100.0	58,759,067	11,505,326	11,599,470	13,718,436	19,682,851	67,905,970	119,250,544
						32.1%	6.3%	6.3%	7.5%	10.7%	37.1%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(7,731,899)	11,806	(13,648)	(7,733,741)	-	(725,664)	(658,650)	(1,082,885)	(1,667,541)	(1,033,222)	(2,565,779)	(7,442,738)

(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 576,785 (R$ 398,178 at 03/31/2010), according to Note 7e.

b)	Summary by portfolio

	03/31/2011
		Restricted to
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Free movement	Central Bank (2)	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	24,589,191	47,421,289	7,604,295	15,413	2,250,440	-	4,353,055	86,233,683
Financial Treasury Bills	7,064,238	19,081,589	3,597,605	15,413	140,940	-	663,804	30,563,589
National Treasury Bills	2,621,635	17,768,603	201,689	-	-	-	-	20,591,927
National Treasury Notes	11,912,345	6,797,961	3,805,001	-	2,109,500	-	3,689,251	28,314,058
National Treasury/Securitization	302,442	-	-	-	-	-	-	302,442
Brazilian External Debt Bonds	2,447,993	3,773,136	-	-	-	-	-	6,221,129
Investments in non-exclusive funds	64,126	-	-	-	-	-	-	64,126
Financial Treasury Bills
Other	176,412	-	-	-	-	-	-	176,412
GOVERNMENT SECURITIES - ABROAD	5,791,093	12,052	696,341	-	-	-	9,937	6,509,423
Argentina	259,322	12,052	-	-	-	-	-	271,374
Central Bank	25,214	12,052	-	-	-	-	-	37,266
National Treasury	234,108	-	-	-	-	-	-	234,108
Denmark	2,870,013	-	678,034	-	-	-	-	3,548,047
Spain	728,722	-	-	-	-	-	-	728,722
Korea	288,371	-	-	-	-	-	-	288,371
Chile	416,818	-	35	-	-	-	9,937	426,790
Paraguay	390,933	-	-	-	-	-	-	390,933
Uruguay	161,701	-	-	-	-	-	-	161,701
United States	654,601	-	18,272	-	-	-	-	672,873
Mexico	19,215	-	-	-	-	-	-	19,215
Other	1,397	-	-	-	-	-	-	1,397
CORPORATE SECURITIES	24,911,716	1,571,074	429,131	-	-	-	4,121,144	31,033,065
Eurobonds and other	4,173,348	1,543,386	1,629	-	-	-	1,509	5,719,872
Bank deposit certificates	503,509	-	9,017	-	-	-	2,372,244	2,884,770
Shares	3,673,256	27,688	6,250	-	-	-	-	3,707,194
Debentures	6,227,910	-	397,251	-	-	-	833,545	7,458,706
Promissory Notes	973,215	-	-	-	-	-	90,442	1,063,657
Quotas of funds	1,503,559	-	14,984	-	-	-	307,409	1,825,952
Fixed income	406,368	-	14,984	-	-	-	301,354	722,706
Credit rights	834,346	-	-	-	-	-	6,055	840,401
Variable income	262,845	-	-	-	-	-	-	262,845
Securitized real estate loans	7,782,883	-	-	-	-	-	20,648	7,803,531
Other	74,036	-	-	-	-	-	495,347	569,383
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	48,554,392	48,554,392
SUBTOTAL - SECURITIES	55,292,000	49,004,415	8,729,767	15,413	2,250,440	-	57,038,528	172,330,563
Trading securities	25,266,991	42,571,442	5,502,847	(16)	1,641,994	-	52,998,993	127,982,251
Available-for-sale securities	29,903,229	6,170,630	3,201,260	15,429	608,446	-	1,333,476	41,232,470
Held-to-maturity securities	121,780	262,343	25,660	-	-	-	2,706,059	3,115,842
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	10,840,557	-	10,840,557
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	55,292,000	49,004,415	8,729,767	15,413	2,250,440	10,840,557	57,038,528	183,171,120
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 03/31/2010	39,761,593	9,776,872	10,619,340	-	4,388,441	8,157,705	46,546,593	119,250,544

(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing Houses for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2011										03/31/2010
	Cost	Adjustments to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	69,561,239	44,368	69,605,607	54.5	2,378,292	6,235,427	8,498,209	4,857,240	13,865,175	33,771,264	25,305,108
Financial Treasury Bills	26,583,649	(1,850)	26,581,799	20.9	-	155,196	1,259,695	401,259	2,474,869	22,290,780	9,589,539
National Treasury Bills	19,714,677	12,389	19,727,066	15.4	2,222,393	-	7,215,240	324,523	8,595,157	1,369,753	3,692,065
National Treasury Notes	22,381,351	18,305	22,399,656	17.5	7,786	6,074,207	16,675	4,019,530	2,767,452	9,514,006	11,307,789
National Treasury/Securitization	45,477	162	45,639	-	2,020	3,365	3,129	17,051	8,092	11,982	362,008
Brazilian External Debt Bonds	760,928	15,439	776,367	0.6	81,964	2,647	3,272	94,875	19,438	574,171	349,871
Investments in non-exclusive funds	64,126	-	64,126	0.1	64,126	-	-	-	-	-	3,836
Other	11,031	(77)	10,954	-	3	12	198	2	167	10,572	-
GOVERNMENT SECURITIES - ABROAD	241,866	(2,292)	239,574	0.1	96,540	2,031	15,709	52,413	8,290	64,591	640,024
Argentina	187,311	(2,448)	184,863	0.1	76,605	-	13,020	45,097	-	50,141	235,198
Central Bank	41,062	(3,796)	37,266	-	-	-	-	-	-	37,266	59,769
National Treasury	146,249	1,348	147,597	0.1	76,605	-	13,020	45,097	-	12,875	175,429
Chile	2,516	(6)	2,510	-	-	-	27	-	2,483	-	3,883
Uruguay	28,817	170	28,987	-	19,916	2,031	2,433	4,450	-	157	22,474
United States	2,601	1	2,602	-	-	-	-	2,602	-	-	348,391
Mexico	19,234	(19)	19,215	-	19	-	218	240	5,807	12,931	12,266
Other	1,387	10	1,397	-	-	-	11	24	-	1,362	17,812
CORPORATE SECURITIES	9,410,152	172,526	9,582,678	7.5	2,478,005	110,387	269,597	850,813	2,328,803	3,545,073	7,339,751
Eurobonds and other	2,249,986	21,075	2,271,061	1.8	1,761	511	23,820	36,211	129,206	2,079,552	1,345,290
Bank Deposit Certificates	2,328,724	1	2,328,725	1.8	20,217	1,336	172,348	682,987	1,451,837	-	2,000,861
Shares	1,198,757	110,009	1,308,766	1.0	1,308,766	-	-	-	-	-	1,540,050
Debentures	1,315,404	1,034	1,316,438	1.0	40,546	6,909	73,018	130,811	191,111	874,043	1,572,524
Promissory Notes	101,353	-	101,353	0.1	-	101,353	-	-	-	-	-
Quotas of funds	1,059,039	47,537	1,106,576	0.9	1,106,576	-	-	-	-	-	846,185
Fixed income	691,680	7,680	699,360	0.5	699,360	-	-	-	-	-	733,588
Credit rights	194,128	-	194,128	0.2	194,128	-	-	-	-	-	42,693
Variable income	173,231	39,857	213,088	0.2	213,088	-	-	-	-	-	69,904
Securitized real estate loans	601,783	(7,130)	594,653	0.5	139	278	411	804	1,543	591,478	34,841
Other	555,106	-	555,106	0.4	-	-	-	-	555,106	-	-
PGBL/VGBL FUND QUOTAS	48,554,392	-	48,554,392	37.9	48,554,392	-	-	-	-	-	39,920,875
TOTAL	127,767,649	214,602	127,982,251	100.0	53,507,229	6,347,845	8,783,515	5,760,466	16,202,268	37,380,928	73,205,758
% per maturity term					41.7%	5.0%	6.9%	4.5%	12.7%	29.2%
Total 03/31/2011	72,822,582	383,176	73,205,758	100.0	42,665,638	1,002,477	4,192,807	2,892,887	6,451,486	16,000,463
% per maturity term					57.3%	1.5%	5.6%	4.0%	10.3%	21.3%

At March 31, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 5,979 (R$ 5,414 at 03/31/2010) with maturity over 365 days.

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2011										03/31/2010
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	13,500,814	188,320	13,689,134	33.2	15,394	539,687	50,393	990,645	931,548	11,161,467	11,753,059
Financial Treasury Bills	3,981,545	245	3,981,790	9.7	-	-	23,084	964,626	413,373	2,580,707	7,060,096
National Treasury Bills	864,299	562	864,861	2.1	-	-	-	-	-	864,861	53,655
National Treasury Notes	3,093,159	102,160	3,195,319	7.7	306	538,690	567	26,019	1,128	2,628,609	2,583,299
National Treasury/Securitization	272,606	(15,803)	256,803	0.6	-	-	-	-	-	256,803	257,477
Brazilian External Debt Bonds	5,121,566	103,345	5,224,911	12.7	15,088	997	2,062	-	516,790	4,689,974	1,796,699
Other	167,639	(2,189)	165,450	0.4	-	-	24,680	-	257	140,513	1,833
GOVERNMENT SECURITIES - ABROAD	6,508,442	(254,114)	6,254,328	15.1	608,213	905,738	448,084	3,661,180	581,866	49,247	7,335,730
Portugal	-	-	-	-	-	-	-	-	-	-	25,447
Argentina - National Treasury	85,179	1,332	86,511	0.2	11,981	13,556	30,764	29,880	-	330	504
Denmark	3,712,642	(164,595)	3,548,047	8.6	-	407,997	-	2,809,405	330,645	-	1,465,831
Spain	784,460	(55,738)	728,722	1.8	333,677	-	-	395,045	-	-	1,467,923
Korea	294,281	(5,910)	288,371	0.7	-	-	-	83,212	205,159	-	2,049,614
Chile	426,470	(2,190)	424,280	1.0	60,394	31,485	261,357	28,114	27,351	15,579	1,197,380
Paraguay	418,639	(27,706)	390,933	0.9	39,886	48,990	59,054	192,127	18,620	32,256	443,754
Uruguay	116,735	458	117,193	0.3	7,203	25,036	27,291	56,490	91	1,082	667,124
United States	670,036	235	670,271	1.6	155,072	378,674	69,618	66,907	-	-	17,943
Other	-	-	-	-	-	-	-	-	-	-	210
CORPORATE SECURITIES	21,006,405	282,603	21,289,008	51.7	3,289,831	1,438,624	1,011,344	1,444,695	1,189,416	12,915,098	16,232,472
Eurobonds and other	3,219,875	103,490	3,323,365	8.1	77,004	353,677	474,746	356,440	224,014	1,837,484	1,913,254
Bank Deposit Certificates	556,198	(153)	556,045	1.3	20,898	32,189	149,068	88,783	244,149	20,958	103,590
Shares	2,371,032	27,396	2,398,428	5.8	2,398,428	-	-	-	-	-	2,388,962
Debentures	6,070,333	40,397	6,110,730	14.8	1,183	527,960	78,334	437,866	257,238	4,808,149	4,607,581
Promissory Notes	961,928	376	962,304	2.3	25,646	420,766	205,072	310,820	-	-	1,733,964
Quotas of funds	704,035	15,341	719,376	1.8	715,432	-	-	-	-	3,944	872,065
Fixed income	23,390	(44)	23,346	0.1	19,402	-	-	-	-	3,944	130,586
Credit rights	646,273	-	646,273	1.6	646,273	-	-	-	-	-	698,565
Variable income	34,372	15,385	49,757	0.1	49,757	-	-	-	-	-	42,914
Securitized real estate loans	7,108,727	95,756	7,204,483	17.6	51,240	96,470	104,124	250,786	457,307	6,244,556	4,576,351
Other	14,277	-	14,277	-	-	7,562	-	-	6,708	7	36,705
TOTAL	41,015,661	216,809	41,232,470	100.0	3,913,438	2,884,049	1,509,821	6,096,520	2,702,830	24,125,812	35,321,261
Adjustment of securities reclassified in prior years to the held-to-maturity category		11,943			9.5%	7.0%	3.7%	14.8%	6.6%	58.5%
Accounting adjustment - hedge - Circular No. 3,082		25,035
Deferred taxes		(97,740)
Minority interest in subsidiaries		(4,363)
Adjustment of securities of unconsolidated affiliates		(206,245)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 03/31/2011		(54,561)
TOTAL 03/31/2010	34,792,441	528,820	35,321,261	100.0	4,124,182	4,101,280	3,251,172	7,621,278	4,064,985	12,158,364
Adjustment of securities reclassified in prior years to the held-to-maturity category		15,088			11.7%	11.7%	9.1%	22.0%	11.4%	34.1%
Accounting adjustment - hedge - Circular No. 3,082		(127,480)
Deferred taxes		(159,845)
Minority interest in subsidiaries		(146)
Adjustment of securities of unconsolidated affiliates		(84,244)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 03/31/2010		172,193

At March 31, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 6,556 (R$ 31,415 at March 31 ,2010) of which the National Treasury Notes amount  to R$ 25,478 with maturity until 365 days and Financial Treasury Bills in the amount of R$ 5,937 with maturity over 365 days.

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. In the carrying value, not considered in results, are the amounts of R$ 11,943 (R$ 15,088 at March 31, 2010) included at March 31, 2011, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 576,785 (R$ 398,178 at March 31, 2010) at December 31, 2010.

	03/31/2011								03/31/2010
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,938,942	94.4	-	-	49,470	73,491	-	2,815,981	2,311,299
National Treasury Notes (*)	2,719,083	87.3	-	-	-	-	-	2,719,083	2,069,518
Brazilian External Debt Bonds	219,851	7.1	-	-	49,470	73,491	-	96,890	241,781
Other	8	-	-	-	-	-	-	8	-
GOVERNMENT SECURITIES - ABROAD	15,521	0.5	-	-	137	-	-	15,384	16,985
Uruguay	15,521	0.5	-	-	137	-	-	15,384	16,985
CORPORATE SECURITIES	161,379	5.1	-	-	83,866	-	35,933	41,580	237,536
Eurobonds and other	125,446	4.0	-	-	83,866	-	-	41,580	184,613
Debentures (1)	31,538	1.0	-	-	-	-	31,538	-	47,240
Securitized real estate loans (*)	4,395	0.1	-	-	-	-	4,395	-	5,683
Total	3,115,842	100.0	-	-	133,473	73,491	35,933	2,872,945	2,565,820
% per maturity term			0.0%	0.0%	4.2%	2.4%	1.2%	92.2%
Total 03/31/2010	2,565,820	100.0	105	3,226	11,314	153,294	243,694	2,154,187
% per maturity term			0.3%	0.4%	0.0%	1.0%	11.8%	86.5%

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,890,003 (R$ 1,388,510 at March 31, 2010).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 03/31/2011	01/01 to 03/31/2010
Gain (loss) - Trading securities	(52,441)	86,059
Gain (loss) – Available-for-sale securities	50,234	291,409
Total realized gain	(2,207)	377,468
Adjustment to market value of trading securities	(37,745)	58,183
Total	(39,952)	435,651

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business  with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBovespa or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2011, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 17,388,082 (R$ 7,338,585 at March 31, 2010) and was basically composed of government securities.

I -  Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received)(payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	03/31/2011	03/31/2010	03/31/2011	03/31/2011	03/31/2011	03/31/2010
Futures contracts	299,728,384	248,791,407	695	(938)	(243)	186,816
Purchase commitments	89,310,374	87,315,167	(1,648)	45,807	44,159	17,552
Foreign currency	11,627,702	4,216,555	(993)	2,330	1,337	30,025
Interbank market	63,279,853	67,764,301	(262)	2,767	2,505	4,090
Índices	12,493,899	13,938,201	(625)	10,318	9,693	(17,026)
Securities	1,753,521	1,156,751	-	(230)	(230)	17
Other	155,399	239,359	232	30,622	30,854	446
Commitments to sell	210,418,010	161,476,240	2,343	(46,745)	(44,402)	169,264
Foreign currency	22,126,760	14,038,686	1,204	(19,942)	(18,738)	52,912
Interbank market	152,278,635	113,115,666	(12,208)	165	(12,043)	11,682
Fixed rate	7,443,159	-	-	157	157	-
Índices	25,082,354	28,213,878	13,129	(791)	12,338	96,251
Securities	2,519,760	2,349,122	-	(305)	(305)	(788)
Other	967,342	3,758,888	218	(26,029)	(25,811)	9,207
Swap contracts			763,390	241,481	1,004,871	192,437
Asset position	73,827,387	67,897,410	2,801,770	461,572	3,263,342	2,481,996
Foreign currency	5,951,405	7,967,571	37,304	(3,092)	34,212	107,238
Interbank market	37,147,498	27,055,402	1,594,697	116,232	1,710,929	1,014,937
Fixed rate	10,234,015	12,856,673	213,097	84,243	297,340	359,517
Floating rate	836,220	3,348,535	(2,057)	21,696	19,639	1,029
Índices	18,636,614	16,578,408	951,556	237,138	1,188,694	991,374
Securities	183,001	8,979	2,606	(3,171)	(565)	2,684
Other	838,634	81,842	4,567	8,526	13,093	5,217
Liability position	73,063,997	67,796,312	(2,038,380)	(220,091)	(2,258,471)	(2,289,559)
Foreign currency	10,421,388	10,789,680	(295,386)	9,289	(286,097)	(277,173)
Interbank market	21,071,974	20,618,248	(351,389)	40,391	(310,998)	(595,380)
Fixed rate	9,820,935	11,241,187	(108,915)	(155,682)	(264,597)	(303,474)
Floating rate	2,859,729	8,322,822	(682)	(3,182)	(3,864)	(13,966)
Índices	27,040,248	16,660,228	(1,090,189)	(191,938)	(1,282,127)	(1,081,026)
Securities	80,811	-	(2,606)	2,143	(463)	-
Other	1,768,912	164,147	(189,213)	78,888	(110,325)	(18,540)
Option contracts	2,651,092,374	2,096,288,621	270,379	165,700	436,079	66,444
Purchase commitments – long position	829,952,235	596,170,256	1,076,596	(125,892)	950,704	750,226
Foreign currency	13,998,987	25,040,056	256,937	38,986	295,923	314,051
Interbank market	685,938,950	486,180,997	467,378	(124,889)	342,489	180,510
Floating rate	296,147	49,832	1,700	(348)	1,352	242
Índices	126,310,717	82,994,063	166,400	(87,414)	78,986	149,010
Securities	3,077,873	1,431,190	167,340	32,005	199,345	71,009
Other	329,561	474,118	16,841	15,768	32,609	35,404
Commitments to sell – long position	644,863,698	567,071,491	935,583	89,089	1,024,672	702,436
Foreign currency	11,864,995	14,787,774	157,198	2,091	159,289	174,049
Interbank market	543,614,862	454,690,012	67,162	13,832	80,994	66,203
Fixed rate	1,628	-	66	20	86	-
Floating rate	345,175	-	1,490	(1,144)	346	-
Índices	84,911,972	95,101,043	65,997	(1,740)	64,257	32,099
Securities	4,035,638	2,212,501	636,232	82,972	719,204	418,816
Other	89,428	280,161	7,438	(6,942)	496	11,269
Purchase commitments – short position	534,914,061	379,491,155	(1,191,025)	217,263	(973,762)	(847,598)
Foreign currency	11,385,598	22,246,951	(264,960)	6,030	(258,930)	(400,575)
Interbank market	439,219,669	256,251,836	(505,912)	182,216	(323,696)	(153,560)
Fixed rate	-	-	11,754	(16,285)	(4,531)	-
Índices	82,431,962	99,353,687	(352,056)	74,182	(277,874)	(234,235)
Securities	1,772,074	1,429,442	(72,977)	(27,727)	(100,704)	(44,071)
Other	104,758	209,239	(6,874)	(1,153)	(8,027)	(15,157)
Commitments to sell – short position	641,362,380	553,555,719	(550,775)	(14,760)	(565,535)	(538,620)
Foreign currency	12,164,127	16,262,130	(290,230)	(32,631)	(322,861)	(335,434)
Interbank market	546,589,420	470,421,352	(103,824)	(25,832)	(129,656)	(117,582)
Fixed rate	1,628	-	(11,821)	16,796	4,975	-
Floating rate	65,116	-	(168)	1,285	1,117	-
Índices	80,136,663	66,213,288	(51,885)	26,349	(25,536)	(59,753)
Securities	2,262,615	533,577	(79,878)	(10,558)	(90,436)	(21,711)
Other	142,811	125,372	(12,969)	9,831	(3,138)	(4,140)
Forward contracts	15,146,731	1,627,457	1,571,830	21,371	1,593,201	281,563
Purchases receivable	1,988,812	1,289,160	1,744,245	272	1,744,517	1,288,238
Foreign currency	158,852	-	1,373	251	1,624	-
Fixed rate	1,105,290	416,058	1,104,715	(148)	1,104,567	416,056
Floating rate	612,931	873,102	612,524	(2)	612,522	872,182
Other	111,739	-	25,633	171	25,804	-
Purchases payable	6,239,610	53,254	(2,225,259)	23,641	(2,201,618)	(1,288,241)
Foreign currency	5,774,647	-	(482,747)	21,378	(461,369)	-
Interbank market	143,659	53,254	-	(5)	(5)	(3)
Fixed rate	-	-	(1,104,715)	148	(1,104,567)	(416,056)
Floating rate	-	-	(612,524)	2	(612,522)	(872,182)
Other	321,304	-	(25,273)	2,118	(23,155)	-
Sales receivable	6,401,163	285,043	2,819,040	(4,048)	2,814,992	1,643,174
Foreign currency	3,735,142	-	195,169	(1,175)	193,994	-
Fixed rate	622,415	-	622,336	(313)	622,023	780,751
Floating rate	114,956	-	114,793	14	114,807	580,880
Other	1,928,650	285,043	1,886,742	(2,574)	1,884,168	281,543
Sales deliverable	517,146	-	(766,196)	1,506	(764,690)	(1,361,608)
Foreign currency	469,365	-	(10,123)	758	(9,365)	23
Fixed rate	-	-	(624,250)	312	(623,938)	(780,751)
Floating rate	-	-	(114,793)	(14)	(114,807)	(580,880)
Other	47,781	-	(17,030)	450	(16,580)	-

	Memorandum account Notional amount		Balance sheet account receivable / (received)(payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	03/31/2011	03/31/2010	03/31/2011	03/31/2011	03/31/2011	03/31/2010
Credit derivatives	5,515,737	4,380,191	115,837	3,379	119,216	(128,945)
Asset position	2,551,788	1,531,006	222,761	(17,474)	205,287	15,792
Foreign currency	22,002	89,478	5,383	240	5,623	1,483
Fixed rate	2,009,010	1,404,619	216,392	(20,710)	195,682	12,904
Índices	-	2,023	-	-	-	-
Securities	520,776	34,886	986	2,996	3,982	1,405
Liability position	2,963,949	2,849,185	(106,924)	20,853	(86,071)	(144,737)
Foreign currency	63,793	-	(78)	(1,584)	(1,662)	(1,395)
Interbank market	-	50,000	-	-	-	(52)
Fixed rate	2,483,299	2,789,455	(106,495)	25,238	(81,257)	(141,948)
Securities	416,857	9,730	(351)	(2,801)	(3,152)	(1,342)
Forwards operations	22,721,788	25,386,987	(469,516)	346	(469,170)	(125,448)
Asset position	6,940,590	12,861,456	146,751	2	146,753	396,196
Foreign currency	6,443,022	11,846,670	139,156	2	139,158	370,777
Fixed rate	-	242,982	-	-	-	14,309
Floating rate	497,568	544,096	7,595	-	7,595	5,262
Índices	-	113,984	-	-	-	2,291
Other	-	113,724	-	-	-	3,557
Liability position	15,781,198	12,525,531	(616,267)	344	(615,923)	(521,644)
Foreign currency	15,447,097	11,745,798	(612,244)	344	(611,900)	(469,412)
Interbank market	26,294	7,120	(708)	-	(708)	(378)
Fixed rate	-	74,698	-	-	-	(5,708)
Floating rate	267,107	356,200	(3,173)	-	(3,173)	(3,890)
Índices	40,700	142,480	(142)	-	(142)	(2,033)
Other	-	199,235	-	-	-	(40,223)
Swap with target flow	6,027	1,123,696	(5)	(34)	(39)	(88,144)
Asset position	3,011	546,903	-	-	-	1,945
Foreign currency	-	348,642	-	-	-	135
Interbank market	3,011	159,636	-	-	-	1,810
Fixed rate	-	38,625	-	-	-	-
Liability position	3,016	576,793	(5)	(34)	(39)	(90,089)
Foreign currency	-	325,000	-	-	-	(59,737)
Interbank market	3,016	233,960	(5)	(34)	(39)	(30,352)
Fixed rate	-	17,833	-	-	-	-
Target flow of swap – foreign currency	12,405	2,762,660	-	3	3	52,011
Asset position	12,405	2,084,098	-	3	3	169,935
Foreign currency	12,405	2,082,334	-	3	3	169,935
Índices	-	1,764	-	-	-	-
Liability position	-	678,562	-	-	-	(117,924)
Other derivative financial instruments	4,501,686	2,597,206	523,743	(100,845)	422,898	278,233
Asset position	3,258,857	2,588,433	761,507	(71,220)	690,287	520,951
Foreign currency	255,206	202,723	183,622	5,885	189,507	230,848
Fixed rate	682,100	382,559	374,681	2,370	377,051	204,525
Floating rate	-	-	-	(2,287)	(2,287)	-
Other	2,321,551	2,003,151	203,204	(77,188)	126,016	85,578
Liability position	1,242,829	8,773	(237,764)	(29,625)	(267,389)	(242,718)
Foreign currency	357,535	-	(159,274)	(23,052)	(182,326)	(233,564)
Fixed rate	162,870	8,773	(14,018)	(6,370)	(20,388)	(9,154)
Other	722,424	-	(64,472)	(203)	(64,675)	-
		ASSETS	10,508,253	332,304	10,840,557	8,157,705
		LIABILITIES	(7,731,900)	(1,841)	(7,733,741)	(7,442,738)
		TOTAL	2,776,353	330,463	3,106,816	714,967
Derivative contracts mature as follows (in days):
Clearing	0 – 30	31 - 180	181 - 365	Over 365	03/31/2011	03/31/2010
Futures	41,594,134	140,091,694	62,299,485	55,743,071	299,728,384	248,791,407
Swaps	1,951,793	16,423,422	13,090,654	39,559,748	71,025,617	66,090,457
Options	515,247,702	1,664,261,605	463,347,511	8,235,556	2,651,092,374	2,096,288,621
Forwards	2,592,114	6,355,350	3,856,193	2,343,074	15,146,731	1,627,457
Credit derivatives	426,986	964,490	474,915	3,649,346	5,515,737	4,380,191
Forwards	8,899,276	7,282,426	4,009,323	2,530,763	22,721,788	25,386,987
Swaps with target flow	-	3,011	-	-	3,011	518,247
Target flow of swap	3,101	9,304	-	-	12,405	2,762,660
Other	337,848	944,030	161,294	3,058,514	4,501,686	2,597,206

At March 31, 2011, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow and target forward with 1 client; these products not being totally exposed to an exchange rate of R$ 1.6287 per dollar, for settlement at maturity. This client has AA risk rating.

II-	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2011										03/31/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	-	-	-	-	-	-	-	-	-	-	186,816
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	186,025
Financial institutions	-	-	-	-	-	-	-	-	-	-	791
Option premiums	2,012,179	(36,803)	1,975,376	18.3	239,376	151,225	484,932	446,490	46,092	607,261	1,452,662
BM&F Bovespa	1,141,565	(224,860)	916,705	8.5	179,476	43,834	315,542	372,810	5,043	-	780,615
Financial institutions	309,415	124,947	434,362	4.0	51,046	99,203	166,040	70,863	41,005	6,205	213,951
Companies	561,183	63,081	624,264	5.8	8,809	8,188	3,350	2,817	44	601,056	458,096
Individuals	16	29	45	-	45	-	-	-	-	-	-
Forwards	4,563,285	(3,776)	4,559,509	42.1	813,542	1,632,730	132,155	476,154	136,543	1,368,385	2,931,413
BM&F Bovespa	1,885,648	(1,864)	1,883,784	17.4	288,483	1,432,325	92,123	70,853	-	-	281,544
Financial institutions	488,342	(559)	487,783	4.5	487,772	11	-	-	-	-	835,227
Companies	2,189,295	(1,353)	2,187,942	20.2	37,287	200,394	40,032	405,301	136,543	1,368,385	1,814,642
Swaps – Adjustment receivable	2,801,770	461,572	3,263,342	30.1	71,609	247,376	402,565	824,290	535,439	1,182,063	2,481,994
BM&F Bovespa	267,070	72,558	339,628	3.1	315	24,479	25,398	74,844	67,612	146,980	358,426
Financial institutions	352,957	52,363	405,320	3.7	3,245	26,430	72,684	53,985	42,846	206,130	671,250
Companies	2,174,207	324,926	2,499,133	23.1	67,001	190,331	294,626	693,582	425,983	827,610	1,414,575
Individuals	7,536	11,725	19,261	0.2	1,048	6,136	9,857	1,879	(1,002)	1,343	37,743
Credit derivatives	222,761	(17,474)	205,287	1.9	1,177	12,893	1,186	248	2,295	187,488	15,793
Financial institutions	27,415	2,252	29,667	0.3	1,177	12,893	1,186	248	2,295	11,868	15,793
Companies	195,346	(19,726)	175,620	1.6	-	-	-	-	-	175,620	-
Forwards	146,751	2	146,753	1.3	34,089	33,045	30,034	40,217	2,922	6,446	396,193
Financial institutions	87,761	1	87,762	0.8	24,421	19,929	16,744	22,980	-	3,688	180,270
Companies	58,687	-	58,687	0.5	9,414	13,091	13,270	17,232	2,922	2,758	214,505
Individuals	303	1	304	-	254	25	20	5	-	-	1,418
Forwards with target flow	-	-	-	-	-	-	-	-	-	-	1,944
Forwards	-	-	-	-	-	-	-	-	-	-	1,944
Companies	-	-	-	-	-	-	-	-	-	-	1,944
Swaps with target flow	-	3	3	-	-	-	3	-	-	-	169,936
Swaps	-	-	-	-	-	-	-	-	-	-	169,936
Companies	-	-	-	-	-	-	-	-	-	-	169,936
Target flow of swap	-	3	3	-	-	-	3	-	-	-	-
Companies	-	3	3	-	-	-	3	-	-	-
Other	761,507	(71,220)	690,287	6.3	178,607	196,163	121,786	560	18,529	174,642	520,954
Financial institutions	761,507	(71,220)	690,287	6.3	178,607	196,163	121,786	560	18,529	174,642	520,954
TOTAL	10,508,253	332,304	10,840,557	100.0	1,338,400	2,273,432	1,172,661	1,787,959	741,820	3,526,285	8,157,705
% per maturity term					12.3%	21.0%	10.8%	16.5%	6.8%	32.5%
Total at March 31, 2010	8,204,290	(46,585)	8,157,705	100.0	1,411,123	1,109,948	902,592	1,143,425	1,113,549	2,477,068
% per maturity term					17.3%	13.6%	11.1%	14.0%	13.7%	30.3%

	03/31/2011										03/31/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures	695	(938)	(243)	-	6,565	13,968	(20,178)	(2,681)	5,234	(3,151)	-
BM&F Bovespa	(1,880)	(5,975)	(7,855)	0.1	6,017	10,471	(8,120)	(1,386)	(10,016)	(4,821)	-
Financial institutions	208	2,994	3,202	-	-	2,342	(13,805)	(1,227)	14,598	1,294	-
Companies	2,367	2,043	4,410	(0.1)	548	1,155	1,747	(68)	652	376	-
Option premiums	(1,741,800)	202,503	(1,539,297)	20.0	(142,651)	(178,733)	(557,953)	(441,247)	(198,588)	(20,125)	(1,386,218)
BM&F Bovespa	(1,286,599)	222,950	(1,063,649)	13.8	(67,052)	(75,053)	(508,838)	(269,139)	(143,567)	-	(1,005,122)
Financial institutions	(424,077)	(24,250)	(448,327)	5.8	(60,633)	(100,009)	(48,257)	(164,544)	(54,827)	(20,057)	(342,291)
Companies	(29,712)	2,402	(27,310)	0.4	(14,956)	(3,670)	(858)	(7,564)	(194)	(68)	(38,692)
Individuals	(1,412)	1,401	(11)	-	(10)	(1)	-	-	-	-	(113)
Forwards	(2,991,455)	25,147	(2,966,308)	38.3	(476,648)	(255,291)	(86,684)	(534,164)	(182,636)	(1,430,885)	(2,649,849)
BM&F Bovespa	-	(4)	(4)	-	-	-	-	(4)	-	-	(3)
Financial institutions	(479,548)	(779)	(480,327)	6.2	(432,082)	(3,590)	(1,377)	(39,862)	(3,050)	(366)	(835,204)
Companies	(2,511,907)	25,930	(2,485,977)	32.1	(44,566)	(251,701)	(85,307)	(494,298)	(179,586)	(1,430,519)	(1,814,642)
Swaps – difference payable	(2,038,380)	(220,091)	(2,258,471)	29.1	(41,605)	(118,659)	(172,320)	(534,635)	(548,576)	(842,676)	(2,289,560)
BM&F Bovespa	(460,583)	(52,082)	(512,665)	6.6	(13,831)	(44,435)	(17,141)	(92,247)	(137,198)	(207,813)	(477,327)
Financial institutions	(229,336)	(44,048)	(273,384)	3.5	(318)	13,566	(43,812)	(26,310)	(24,297)	(192,213)	(776,251)
Companies	(1,297,902)	(117,335)	(1,415,237)	18.3	(25,233)	(76,597)	(94,770)	(394,295)	(381,842)	(442,500)	(1,002,747)
Individuals	(50,559)	(6,626)	(57,185)	0.7	(2,223)	(11,193)	(16,597)	(21,783)	(5,239)	(150)	(33,235)
Credit derivatives	(106,924)	20,853	(86,071)	1.1	(48)	(4,095)	(7,438)	(1,798)	(1,680)	(71,012)	(144,737)
Financial institutions	(106,924)	20,853	(86,071)	1.1	(48)	(4,095)	(7,438)	(1,798)	(1,680)	(71,012)	(144,683)
Companies	-	-	-	-	-	-	-	-	-	-	(54)
Forwards	(616,267)	344	(615,923)	7.9	(72,186)	(88,130)	(167,024)	(151,194)	(85,449)	(51,940)	(521,646)
Financial institutions	(535,230)	343	(534,887)	6.9	(64,279)	(78,267)	(118,051)	(142,116)	(80,936)	(51,238)	(144,487)
Companies	(81,037)	1	(81,036)	1.0	(7,907)	(9,863)	(48,973)	(9,078)	(4,513)	(702)	(376,368)
Individuals	-	-	-	-	-	-	-	-	-	-	(791)
Swaps with target flow	(5)	(34)	(39)	-	-	-	(39)	-	-	-	(208,012)
Swaps	(5)	(34)	(39)	-	-	-	(39)	-	-	-	(90,088)
Companies	(5)	(34)	(39)	-	-	-	(39)	-	-	-	(90,088)
Target flow of Swap – Companies	-	-	-	-	-	-	-	-	-	-	(117,924)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(10,267)
Companies	-	-	-	-	-	-	-	-	-	-	(107,657)
Other	(237,764)	(29,625)	(267,389)	3.6	909	(27,710)	(71,249)	(1,822)	(21,527)	(145,990)	(242,716)
Financial institutions	(237,764)	(29,625)	(267,389)	3.6	909	(27,710)	(71,249)	(1,822)	(21,527)	(145,990)	(233,562)
Companies	-	-	-	-	-	-	-	-	-	-	(3,873)
Individuals	-	-	-	-	-	-	-	-	-	-	(5,281)
TOTAL	(7,731,900)	(1,841)	(7,733,741)	100.0	(725,664)	(658,650)	(1,082,885)	(1,667,541)	(1,033,222)	(2,565,779)	(7,442,738)
% per maturity term					9.4%	8.5%	14.0%	21.6%	13.4%	33.2%
Total at March 31, 2010	(7,403,647)	(39,091)	(7,442,738)	100.0	(1,166,799)	(896,383)	(678,878)	(1,000,589)	(1,208,554)	(2,491,535)
% per maturity term					15.7%	12.0%	9.1%	13.4%	16.2%	33.5%

III- Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2011
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	255,068,698	17,390,045	2,617,410,358	2,064,195	-	-	-	-	-
Over-the-counter market	44,659,686	53,635,572	33,682,016	13,082,536	5,515,737	22,721,788	3,011	12,405	4,501,686
Financial institutions	16,691,853	9,369,333	29,356,404	1,251,026	4,704,237	19,374,938	-	-	4,501,686
Companies	27,967,833	41,750,990	4,255,508	11,831,510	811,500	3,336,422	3,011	12,405	-
Individuals	-	2,515,249	70,104	-	-	10,428	-	-	-
TOTAL	299,728,384	71,025,617	2,651,092,374	15,146,731	5,515,737	22,721,788	3,011	12,405	4,501,686
Total 03/31/2010	248,791,407	66,960,321	2,096,288,621	1,627,457	4,380,191	25,386,987	518,247	2,762,660	2,597,206

IV -	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	03/31/2011	03/31/2010
Transferred	(2,551,788)	(1,408,422)
Credit swaps whose underlying assets are:
Securities	(2,128,059)	(1,404,618)
Total return rate swaps whose underlying assets are:
Securities	(423,729)	(3,804)
Received	2,963,949	2,971,768
Credit swaps whose underlying assets are:
Securities	2,956,081	2,969,987
Total return rate swaps whose underlying assets are:
Securities	7,868	1,781
TOTAL	412,161	1,563,346

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 225,775 at March 31, 2011 (R$ 157,714 at March 31, 2010).

V -	Accounting hedge

a)
The purpose of the hedge relationship of the subsidiary ITAÚ UNIBANCO HOLDING is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at March 31, 2011, ITAU UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2011 and 2017 in the amount of R$ 54,948,935 (R$ 4,258,711 at March 31, 2010). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at March 31, 2011, ITAÚ UNIBANCO HOLDING negotiated SWAP contracts with maturity in 2015 in the amount of R$ 640,196 (R$ 700,061 at March 31, 2010). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ 13,857 (R$ (70,560) at March 31, 2010), of which R$ 21,411 (R$ (67,670) at March 31, 2010) refers to CDB and R$ (7,554) (R$ (2,890) at March 31, 2010) refers to Redeemable Preferred shares. The hedged items total R$ 49,383,844 (R$ 15,532,381 at March 31, 2010), of which R$ 48,743,648 (R$ 4,326,377 at March 31, 2010) are CDB with maturities between 2011 and 2017 and R$ 640,196 (R$ 700,061 at March 31, 2010) are SWAPS of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 24,668 (R$ 227,877 at March 31, 2010).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

With the purpose of extending liabilities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the Hedge operations of Subordinated CDBs by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), giving rise to an effect in result (income) of R$ 3,210.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 57,874 (R$ 268,155 at March 31, 2010) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 03/31/2011	01/01 to 03/31/2010
Swap	294,072	(65,592)
Forwards	69,935	1,381
Futures	217,103	(9,760)
Options	262,146	(42,699)
Credit derivatives	34,866	(7,316)
Other	(636,895)	(46,587)
Foreign exchange variation on investments abroad	(416,052)	274,161
Total	(174,825)	103,588

i)	Changes in adjustment to market value for the period

	01/01 to 03/31/2011	01/01 to 03/31/2010
Opening balance	1,408,206	608,422
Adjustments with impact on:
Results	(459,330)	(45,161)
Trading securities	(37,743)	58,183
Derivative financial instruments	(421,587)	(103,344)
STOCKHOLDERS’ EQUITY	(161,968)	138,679
Available-for-sale	(238,047)	112,960
Accounting hedge - Derivative financial instruments	76,079	25,719
Futures	69,544	24,031
Swap	6,535	1,688

Closing balance	786,908	701,940
Adjustment to market value	786,908	701,940
Trading securities	214,602	383,176
Available-for-sale securities	216,809	528,820
Derivative financial instruments	355,497	(210,056)
Trading securities	330,462	(82,576)
Accounting hedge	25,035	(127,480)
Futures	38,683	(122,258)
Swap	(13,648)	(5,222)
For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	03/31/2011	03/31/2010
Adjustment of available-for-sale securities – stockholders’ equity	216,809	528,820
Adjustment to held-to-maturity securities (*)	588,728	413,266
Total unrealized gain	805,537	942,086
(*) Includes the amount of R$ 11,943 (R$ 15,088 at March 31, 2010) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Amount in R$ (000)
Tradíng portfolio		03/31/2011 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(503)	(12,516)	(24,937)
Foreign exchange coupons	Rates of foreign currency coupon	(67)	(1,653)	(3,269)
Foreign currency	Exchange variation	(3,466)	(86,654)	(173,307)
Price indices	Rates of price index coupon	(56)	(1,375)	(2,704)
Reference rate	Rate of TR coupon	374	(9,447)	(19,076)
Commodities	Commodities prices variation	(2)	(46)	(92)
Variable income	Share price	3,184	(79,608)	(159,215)
	Total without correlation	(535)	(191,298)	(382,600)
	Total with correlation	(365)	(130,572)	(261,146)
(*) Amounts net of tax effects

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

Amount in R$ (000)
Trading and Banking portfolio Exposures		03/31/2011 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(4,111)	(102,445)	(204,215)
Foreign exchange coupons	Rates of foreign currency coupon	(1,603)	(39,614)	(78,283)
Foreign currency	Exchange variation	824	(20,600)	(41,200)
Price indices	Rates of price index coupon	(262)	(6,579)	(13,218)
Reference rate	Rate of TR coupon	(520)	(12,092)	(22,362)
Commodities	Commodities prices variation	(2)	(47)	(94)
Variable income	Share price	3,755	(93,883)	(187,766)
	Total without correlation	(1,918)	(275,260)	(547,138)
	Total with correlation	(1,309)	(187,880)	(373,452)
(*) Amounts net of tax effects

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio at March 31, 2011, considering the largest resulting losses per risk factor;

Scenario III: Shocks at approximately 50% in the portfolio at March 31, 2011, considering the largest resulting losses per risk factor;

All derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2011										03/31/2010
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	79,896,343	92,149,106	22,283,934	12,730,451	11,541,777	2,534,329	2,235,901	1,420,655	6,839,523	231,632,019	172,957,913
Loans and discounted trade receivables	37,878,317	42,231,289	13,687,266	10,952,767	10,313,789	2,014,501	1,975,607	1,232,082	6,211,978	126,497,596	104,180,783
Financing	32,835,704	37,401,246	7,668,540	1,591,059	840,939	411,184	237,896	164,763	500,504	81,651,835	51,666,815
Farming and agribusiness financing	4,530,813	502,708	200,508	21,290	236,539	84,666	6,409	712	29,037	5,612,682	5,232,604
Real estate financing	4,651,509	12,013,863	727,620	165,335	150,510	23,978	15,989	23,098	98,004	17,869,906	11,877,711

Lease operations	3,793,012	22,358,625	3,347,685	1,915,162	1,162,353	470,768	356,841	312,654	930,410	34,647,510	45,789,018

Credit card operations	-	26,684,699	1,423,346	1,309,833	816,421	494,607	393,143	349,684	2,541,589	34,013,322	27,953,884

Advance on exchange contracts (1)	2,505,287	365,712	295,991	23,476	18,311	10,669	7,633	666	5,693	3,233,438	3,287,569

Other sundry receivables (2)	13,948	19,190	7,744	29,561	13,934	4,720	2,047	10,098	28,603	129,845	374,477

Total operations with credit granting characteristics	86,208,590	141,577,332	27,358,700	16,008,483	13,552,796	3,515,093	2,995,565	2,093,757	10,345,818	303,656,134	250,362,861
Endorsements and sureties (3)										41,199,045	32,593,067

Total with endorsements and sureties	86,208,590	141,577,332	27,358,700	16,008,483	13,552,796	3,515,093	2,995,565	2,093,757	10,345,818	344,855,179	282,955,928
total - 03/31/2010	38,731,189	117,828,824	49,866,078	15,520,346	9,660,844	3,950,365	2,521,085	1,605,899	10,678,231	250,362,861
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II – By maturity and risk level

	03/31/2011										03/31/2010
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,239,630	2,393,699	2,256,787	1,233,820	1,245,667	770,052	2,853,476	13,993,131	11,693,844
01 to 30	-	-	140,069	112,852	143,969	60,013	47,993	39,819	182,198	726,913	648,277
31 to 60	-	-	118,691	102,388	111,384	58,200	47,640	39,182	170,449	647,934	608,198
61 to 90	-	-	117,076	94,339	105,061	53,470	43,073	35,962	153,892	602,873	562,556
91 to 180	-	-	331,446	288,433	279,411	152,556	123,390	103,444	427,429	1,706,109	1,549,482
181 to 365	-	-	604,745	519,755	476,918	285,526	219,536	179,914	708,626	2,995,020	2,680,094
Over 365	-	-	1,927,603	1,275,932	1,140,044	624,055	764,035	371,731	1,210,882	7,314,282	5,645,237

Overdue installments	-	-	649,154	744,213	1,219,403	968,544	914,244	837,308	5,567,363	10,900,229	11,232,580
01 to 14	-	-	26,639	60,546	65,722	31,066	24,161	19,947	83,855	311,936	253,700
15 to 30	-	-	574,507	125,958	226,462	78,102	47,127	33,162	154,292	1,239,610	1,200,015
31 to 60	-	-	48,008	527,127	367,391	173,777	105,306	67,477	272,278	1,561,364	1,623,079
61 to 90	-	-	-	22,058	524,951	179,247	166,387	102,779	408,749	1,404,171	1,087,069
91 to 180	-	-	-	8,524	34,877	476,224	532,487	575,965	1,204,107	2,832,184	2,714,173
181 to 365	-	-	-	-	-	30,128	38,776	37,978	3,223,393	3,330,275	4,136,267
Over 365	-	-	-	-	-	-	-	-	220,689	220,689	218,277
SUBTOTAL	-	-	3,888,784	3,137,912	3,476,190	2,202,364	2,159,911	1,607,360	8,420,839	24,893,360	22,926,424
SPECIFIC ALLOWANCE	-	-	(38,888)	(94,137)	(347,619)	(660,709)	(1,079,955)	(1,125,152)	(8,420,839)	(11,767,299)	(11,521,443)
SUBTOTAL – 03/31/2010	-	-	3,504,512	3,133,830	2,568,930	1,957,008	1,643,210	1,307,188	8,811,748	22,926,426
	OVERDUE OPERATIONS
Falling due installments	85,797,149	140,765,301	23,362,952	12,749,244	9,845,041	1,279,101	810,842	477,291	1,881,432	276,968,353	225,880,390
01 to 30	10,215,195	23,306,672	3,949,471	3,770,217	3,420,017	228,922	181,039	84,796	566,375	45,722,704	39,519,807
31 to 60	5,680,218	10,164,829	2,293,951	1,425,472	877,966	63,533	73,989	25,684	197,419	20,803,061	18,509,282
61 to 90	5,469,751	7,709,138	1,957,025	1,332,210	668,012	48,403	22,570	18,675	106,431	17,332,215	15,031,949
91 to 180	10,408,111	15,787,112	2,962,446	1,434,129	1,118,470	161,994	77,554	38,528	185,334	32,173,678	27,829,793
181 to 365	13,223,903	20,461,644	3,934,352	1,704,075	1,363,530	165,042	117,318	67,842	244,527	41,282,233	34,671,548
Over 365	40,799,971	63,335,906	8,265,707	3,083,141	2,397,046	611,207	338,372	241,766	581,346	119,654,462	90,318,011

Overdue up to 14 days	411,441	812,031	106,964	121,327	231,565	33,628	24,812	9,106	43,547	1,794,421	1,556,047
SUBTOTAL	86,208,590	141,577,332	23,469,916	12,870,571	10,076,606	1,312,729	835,654	486,397	1,924,979	278,762,774	227,436,437
GENERIC ALLOWANCE	-	(707,887)	(234,699)	(386,117)	(1,007,661)	(393,819)	(417,827)	(340,478)	(1,924,979)	(5,413,467)	(5,246,070)
SUBTOTAL – 03/31/2010	38,731,189	117,828,824	46,361,566	12,386,516	7,091,914	1,993,357	877,875	298,711	1,866,483	227,436,435
GRAND TOTAL	86,208,590	141,577,332	27,358,700	16,008,483	13,552,796	3,515,093	2,995,565	2,093,757	10,345,818	303,656,134	250,362,861
EXISTING ALLOWANCE	-	(707,887)	(273,587)	(900,067)	(4,064,484)	(1,757,195)	(2,096,595)	(2,093,548)	(10,345,818)	(22,239,181)	(22,871,513)
Required allowance (3)	-	(707,887)	(273,587)	(480,254)	(1,355,280)	(1,054,528)	(1,497,782)	(1,465,630)	(10,345,818)	(17,180,766)	(16,767,513)
Additional allowance (4)	-	-	-	(419,813)	(2,709,204)	(702,667)	(598,813)	(627,918)	-	(5,058,415)	(6,104,000)
GRAND TOTAL 03/31/2010	38,731,189	117,828,824	49,866,078	15,520,346	9,660,844	3,950,365	2,521,085	1,605,899	10,678,231	250,362,861
EXISTING ALLOWANCE	-	(909,483)	(1,490,996)	(1,550,483)	(2,897,287)	(1,974,788)	(1,764,507)	(1,605,738)	(10,678,231)	(22,871,513)
Required allowance (3)	-	(589,145)	(498,661)	(465,611)	(966,084)	(1,185,110)	(1,260,542)	(1,124,129)	(10,678,231)	(16,767,513)
Additional allowance (4)	-	(320,338)	(992,335)	(1,084,872)	(1,931,203)	(789,678)	(503,965)	(481,609)	-	(6,104,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 16,118,965 (R$ 14,680,506 at 03/31/2010);
(3)
The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

III – By business sector

	03/31/2011%		03/31/2010%

PUBLIC SECTOR	1,292,846	0.4	1,818,067	0.7
Generation, transmission and distribution of electric energy	578,361	0.2	735,712	0.3
Chemical and petrochemical	279,516	0.1	302,590	0.1
Other	434,969	0.1	779,765	0.3
PRIVATE SECTOR	302,363,288	99.6	248,544,794	99.3
COMPANIES	166,738,814	54.9	134,732,096	53.8
INDUSTRY AND COMMERCE	87,270,484	28.7	69,825,475	27.9
Food and beverage	14,815,234	4.9	11,066,081	4.4
Autoparts and accessories	4,509,951	1.5	2,831,483	1.1
Agribusiness capital assets	827,152	0.3	734,386	0.3
Industrial capital assets	5,411,033	1.8	4,150,424	1.7
Pulp and paper	2,235,718	0.7	1,669,030	0.7
Distribution of fuels	1,955,474	0.6	1,625,110	0.6
Electrical and electronic	6,936,432	2.3	5,627,970	2.2
Pharmaceuticals	2,144,675	0.7	1,635,043	0.7
Fertilizers, insecticides and crop protection	1,468,456	0.5	1,339,905	0.5
Tobacco	362,382	0.1	520,677	0.2
Import and export	2,086,472	0.7	1,532,126	0.6
Hospital care materials and equipment	954,721	0.3	760,284	0.3
Construction material	4,277,157	1.4	3,682,360	1.5
Steel and metallurgy	6,734,109	2.2	5,873,175	2.3
Wood and furniture	2,747,760	0.9	2,315,033	0.9
Chemical and petrochemical	5,519,261	1.8	5,810,631	2.3
Supermarkets	1,090,589	0.4	1,020,882	0.4
Light and heavy vehicles	6,260,013	2.1	5,094,555	2.0
Clothing	7,850,088	2.6	5,634,514	2.3
Other - Commerce	5,034,592	1.7	3,824,714	1.5
Other - Industry	4,049,215	1.3	3,077,092	1.2
SERVICES	62,669,819	20.6	49,948,268	20.0
Heavy construction (constructors)	3,688,961	1.2	3,025,016	1.2
Financial	5,133,006	1.7	4,987,535	2.0
Generation, transmission and distribution of electric energy	5,164,392	1.7	5,726,406	2.3
Holding company	2,888,731	1.0	2,372,607	0.9
Real estate agents	10,103,925	3.3	7,470,350	3.0
Media	2,729,088	0.9	2,277,225	0.9
Service companies	4,686,954	1.5	3,522,664	1.4
Health care	1,938,686	0.6	1,408,276	0.6
Telecommunications	1,167,147	0.4	948,518	0.4
Transportation	12,773,472	4.2	10,338,754	4.1
Other services	12,395,457	4.1	7,870,917	3.1
PRIMARY SECTOR	14,353,613	4.7	12,940,466	5.2
Agribusiness	12,284,280	4.0	11,096,634	4.4
Mining	2,069,333	0.7	1,843,832	0.7
Other Companies	2,444,898	0.8	2,017,887	0.8
INDIVIDUALS	135,624,474	44.6	113,812,698	45.5
Credit cards	33,569,091	11.1	27,717,461	11.1
Consumer loans/overdraft	30,244,762	10.0	24,006,109	9.6
Real estate financing	11,950,126	3.9	7,953,234	3.2
Vehicles	59,860,495	19.7	54,135,894	21.6

GRAND TOTAL	303,656,134	100.0	250,362,861	100.0

b) Credit concentration

	03/31/2011		03/31/2010
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	2,323,164	0.7	1,695,732	1.0
10 largest debtors	18,850,914	6.2	14,109,631	5.6
20 largest debtors	30,270,640	8.7	23,590,395	8.3
50 largest debtors	50,280,686	14.5	40,282,237	14.1
100 largest debtors	67,118,047	19.4	54,481,046	19.1

Loan, lease and other credit operations and securities of companies and financial institutions (*)	03/31/2011		03/31/2010
	Risk	% of Total	Risk	% of Total
Largest debtor	4,710,909	1.2	3,416,444	1.1
10 largest debtors	28,875,169	7.5	22,666,167	7.2
20 largest debtors	45,782,342	11.8	35,929,444	11.3
50 largest debtors	72,313,387	18.7	56,693,527	17.9
100 largest debtors	94,823,069	24.5	74,590,744	23.5
(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 03/31/2011	01/01 to 03/31/2010
Opening balance	(22,018,217)	(23,702,735)
Net increase for the period	(4,380,002)	(3,809,031)
Required by Resolution No. 2,682/99	(3,852,982)	(3,809,031)
Additional (3)	(527,020)	-
Write-Off	4,159,038	4,640,253
Closing balance	(22,239,181)	(22,871,513)
Required by Resolution No. 2,682/99	(17,180,766)	(16,767,513)
Specific allowance (1)	(11,767,299)	(11,521,443)
Generic allowance (2)	(5,413,467)	(5,246,070)
Additional allowance (3)	(5,058,415)	(6,104,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
In first quarter of 2011 refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology, adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

In 2010, the need for additional allowance for loan losses was reduced in view of the new Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

At March 31, 2011, the balance of the allowance in relation to the loan portfolio is equivalent to 7.3% (9.1% at 03/31/2010).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 03/31/2011	01/01 to 03/31/2010
Expenses for allowance for loan losses	(4,380,002)	(3,809,031)
Income from recovery of credits written off as loss	1,207,087	832,828
Result of allowance for loan losses	(3,172,915)	(2,976,203)

II- Renegotiated credits

	03/31/2011	03/31/2010
Renegotiated credits	9,842,579	7,572,124
Allowance for loan losses	(4,008,525)	(3,841,661)
(%)	40.7	50.7

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2011					01/01 to 03/31/2011
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	776	81,924	62,705	145,405	(2,209)
Liabilities - restricted operations on assets
Foreign borrowings through securities	-	769	81,924	62,705	145,398	2,215
Net revenue from restricted operations						6

At March 31, 2011, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 33,334, composed exclusively of loan operations and receivables assigned with joint obligation.

g)	Credit assignment

In the first quarter of 2011, credits were assigned without joint obligation, supported by the provisions of CMN Resolution No. 2,836, of May 30, 2001; those related Loan Portfolio with Related Parties amounted to R$ 22,608, assigned for R$ 22,693, with effect of R$ 85; and those with Non-Related Parties amounted to R$ 720,406, assigned for R$ 720,308, with an effect of (R$ 98).

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2011	03/31/2010
ASSETS – OTHER RECEIVABLES	26,647,634	26,821,403
Exchange purchase pending settlement – foreign currency	14,358,321	19,636,030
Bills of exchange and term documents – foreign currency	393	81
Exchange sale rights – local currency	13,044,714	7,535,192
(Advances received) – local currency	(755,794)	(349,900)
LIABILITIES – OTHER LIABILITIES (Note 2a)	27,508,007	27,283,080
Exchange sales pending settlement – foreign currency	12,958,885	16,035,593
Liabilities from purchase of foreign currency – local currency	14,544,828	11,243,308
Other	4,294	4,179
MEMORANDUM ACCOUNTS	508,956	549,461
Outstanding import credits – foreign currency	493,191	530,826
Confirmed export credits – foreign currency	15,765	18,635

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	03/31/2011						03/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	102,793,635	19,927,291	22,237,802	58,963,221	203,921,949	38.8	183,605,956	44.3
Deposits received under securities repurchase agreements	93,393,026	15,612,866	12,314,839	85,431,944	206,752,675	39.4	148,054,604	35.8
Funds from acceptance and issuance of securities	1,845,222	10,688,449	1,501,548	13,661,952	27,697,171	5.3	18,776,109	4.5
Borrowings and onlending	2,827,284	9,698,443	12,922,611	25,615,481	51,063,819	9.7	37,167,036	9.0
Subordinated debt (*)	61,670	891,229	60	34,980,959	35,933,918	6.8	26,456,047	6.4
TOTAL	200,920,837	56,818,278	48,976,860	218,653,557	525,369,532		414,059,752
% per maturity term	38.2	10.8	9.3	41.6
TOTAL – 03/31/2010	164,206,105	43,944,406	34,194,939	171,714,302	414,059,752
% per maturity term	39.7	10.6	8.3	41.5
(*) Includes R$ 640,256 (R$ 700,126 at 03/31/2010) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	03/31/2011						03/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	24,675,587	-	-	-	24,675,587	12.1	23,751,644	12.9
Savings accounts	58,997,028	-	-	-	58,997,028	28.9	50,084,834	27.3
Interbank	943,880	1,258,935	449,705	260,774	2,913,294	1.4	1,700,455	0.9
Time deposits	17,228,973	18,668,356	21,788,097	58,702,447	116,387,873	57.1	106,946,256	58.2
Other deposits	948,167	-	-	-	948,167	0.5	1,122,767	0.6
TOTAL	102,793,635	19,927,291	22,237,802	58,963,221	203,921,949		183,605,956
% per maturity term	50.4	9.8	10.9	28.9
TOTAL – 03/31/2010	89,679,315	14,527,467	13,249,724	66,149,450	183,605,956
% per maturity term	48.8	7.9	7.2	36.0

ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$  3,432,489 (R$ 3,108,237 at March 31, 2010) with maturity over 365 days.

c)	Deposits received under securities repurchase agreements

	03/31/2011						03/31/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	51,317,054	15,122,235	11,438,251	73,694,651	151,572,191	73.3	82,503,598	55.8
Government securities	43,136,794	342,219	59,187	13,128	43,551,328	21.1	7,492,040	5.1
Private securities	-	-	-	-	-	0.0	154,351	0.1
Own issue	2,807,115	14,728,161	11,356,341	72,819,296	101,710,913	49.2	73,258,420	49.5
Foreign	5,373,145	51,855	22,723	862,227	6,309,950	3.0	1,598,787	1.1
Third-party portfolio	42,075,972	-	-	6,809	42,082,781	20.4	58,106,434	39.2
Free portfolio	-	490,631	876,588	11,730,484	13,097,703	6.3	7,444,572	5.0
TOTAL	93,393,026	15,612,866	12,314,839	85,431,944	206,752,675		148,054,604
% per maturity term	45.1	7.6	6.0	41.3
TOTAL – 03/31/2010	70,198,769	14,211,795	13,162,677	50,481,363	148,054,604
% per maturity term	47.4	9.6	8.9	34.1

d)	Funds from acceptance and issuance of securities

	03/31/2011						03/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
FUNDS FROM BILLS:	1,286,532	8,286,170	655,724	6,088,998	16,317,424	58.9	9,634,585	51.2
of real estate loans	1,101,556	7,481,820	497,769	903,903	9,985,048	36.1	5,872,482	31.3
Bill of credit related to agribusiness	174,929	794,240	140,397	1,041,337	2,150,903	7.8	3,275,441	17.4
Financial	-	-	-	3,910,378	3,910,378	14.1	-	-
Mortgage notes	10,047	10,110	17,558	233,380	271,095	1.0	486,662	2.6
DEBENTURES	54,678	-	-	1,011,150	1,065,828	3.8	2,733,327	14.6
FOREIGN BORROWINGS AND SECURITIES	504,012	2,402,279	845,824	6,561,804	10,313,919	37.2	6,408,197	34.1
Trade Related – issued abroad - Structure Note Issued	80,181	568,342	418,618	1,121,339	2,188,480	7.9	813,228	4.3
Non-Trade Related – Issued abroad	423,831	1,833,937	427,206	5,440,465	8,125,439	29.3	5,594,969	29.8
Brazil Risk Note Programme	22,400	403,289	140,241	2,642,415	3,208,344	11.6	2,414,996	12.9
Eurobonds	4,957	502,692	27,802	1,036,753	1,572,203	5.7	88,688	0.5
Euro Certificates of Deposits	370,880	839,214	166,978	25,191	1,402,264	5.1	429,410	2.3
Euro Medium Term Note Programme	-	29,602	-	387,180	416,782	1.5	725,532	3.9
Structure Note Issued	17,720	10,318	2,260	1,129,328	1,159,626	4.2	-	-
Fixed Rate Notes	4,820	46,083	21,343	156,893	229,140	0.8	1,613,370	8.6
Medium Term Note	3,053	2,739	68,582	62,705	137,079	0.5	-	-
Other	-	-	-	-	-	-	322,973	1.7
TOTAL	1,845,222	10,688,449	1,501,548	13,661,952	27,697,171		18,776,109
% per maturity term	6.7	38.6	5.4	49.4
TOTAL – 03/31/2010	2,235,977	6,999,465	1,886,167	7,654,500	18,776,109
% per maturity term	11.9	37.3	10.0	40.8

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity from 31 to 180 days amounting to R$ 18,667  and with maturity over 365 days amounting to R$ 500,000, totaling R$ 518,667.

e)	Borrowings and onlending

	03/31/2011						03/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	2,103,709	6,386,333	6,826,765	2,878,701	18,195,508	35.7	13,919,933	37.5
Domestic	793,397	339,393	2,099,045	7,936	3,239,771	6.4	1,323,117	3.6
Foreign (*)	1,310,312	6,046,940	4,727,720	2,870,765	14,955,737	29.3	12,596,816	33.9
ONLENDING	723,575	3,312,110	6,095,846	22,736,780	32,868,311	64.3	23,247,103	62.5
Domestic – official institutions	723,575	3,306,994	6,091,533	22,225,887	32,347,989	63.3	22,961,435	61.8
BNDES	308,665	1,164,076	1,367,179	7,251,267	10,091,187	19.7	10,131,497	27.3
FINAME	410,075	2,108,563	4,621,774	14,746,276	21,886,688	42.9	12,458,116	33.5
Other	4,835	34,355	102,580	228,344	370,114	0.7	371,822	1.0
Foreign	-	5,116	4,313	510,893	520,322	1.0	285,668	0.8
TOTAL	2,827,284	9,698,443	12,922,611	25,615,481	51,063,819		37,167,036
% per maturity term	5.5	19.0	25.3	50.2
TOTAL - 03/31/2010	2,075,969	8,198,968	5,896,306	20,995,793	37,167,036
% per maturity term	5.6	22.1	15.9	56.5
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	03/31/2011						03/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	-	24,447,070	24,447,070	68.0	23,904,735	90.4
Financial Treasury Bills	-	-	-	5,167,818	5,167,818	14.4	-	-
Euronotes	46,563	891,078	-	3,664,151	4,601,792	12.8	834,935	3.2
Bonds	2,905	-	-	296,887	299,792	0.8	136,447	0.5
Eurobonds	12,202	-	-	814,350	826,552	2.3	897,531	3.4
(-) Transaction costs incurred (Note 4b)	-	151	-	(49,513)	(49,362)	(0.1)	(17,727)	(0.1)
TOTAL OTHER LIABILITIES	61,670	891,229	-	34,340,763	35,293,662		25,755,921
Redeemable preferred shares	-	-	60	640,196	640,256	1.8	700,126	2.6
GRAND TOTAL	61,670	891,229	60	34,980,959	35,933,918		26,456,047
% per maturity term	0.2	2.5	0.0	97.3
TOTAL - 03/31/2010	16,075	6,710	65	26,433,197	26,456,047
% per maturity term	0.1	0.0	0.0	99.9

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103,5% of CDI	5,000,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406,000
Subordinated CDB	July 2007	July 2012	CDI + 0,38%	422,000
Subordinated CDB	August 2007	August 2012	CDI + 0,38%	200,000
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	160,850
Subordinated CDB	October 2007	October 2012	IGPM + 7,35%	130,000
Subordinated CDB	October 2007	October 2012	103,8% of CDI	93,000
Subordinated CDB	October 2007	October 2012	CDI + 0,45%	450,000
Subordinated CDB	November 2007	November 2012	CDI + 0,35%	300,000
Subordinated CDB	December 2002	December 2012	102,5% of CDI	200,000
Subordinated CDB	December 2002	December 2012	102% of CDI	20,000
Subordinated CDB	January 2008	February 2013	CDI + 0,50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0,50%	1,256,000
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29,000
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19,401
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0,35%	1,804,500
Subordinated CDB	August 2007	August 2014	CDI + 0,46%	50,000
Subordinated CDB	October 2007	October 2014	IGPM + 7,35%	33,200
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2007	December 2014	CDI + 0,60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB	January 2010	November 2015	113% of CDI	50,000
Subordinated bonds	December 2005	December 2015	1.42%	193,834
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119,8% of CDI	400,000
Subordinated CDB	January 2010	January 2016	114% of CDI	500,000
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	110% of CDI	82,880
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	111% of CDI	33,400
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	113% of CDI	2,102,988
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122,500
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	365,000
Subordinated financial bills	August 2010	August 2016	112% of CDI	500
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	300
Subordinated financial bills	September 2010	September 2016	112.5% of CDI	15,600
Subordinated financial bills	October 2010	October 2016	112% of CDI	50,000
Subordinated financial bills	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1,808,400
Subordinated CDB (1)	December 2006	December 2016	CDI + 0,47%	500,000
Subordinated financial bills	December 2010	December 2016	100% of IPCA + 7.00%	30,000
Subordinated CDB	March 2010	March 2017	IPCA + 7,45%	366,830
Subordinated financial bills	March 2011	March 2017	112% of CDI	1,145,000
Subordinated financial bills	March 2011	March 2017	100% of CDI + 1.52%	856,000
Subordinated financial bills	March 2011	March 2017	100% of CDI + 1,45%	186,000
Subordinated financial bills	March 2011	March 2017	100% of CDI + 1.52%	352,000
Subordinated financial bills	March 2011	March 2017	100% of IPCA + 7,71%	63,000
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7,2%	160,000
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7,0%	20,000
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6,95%	20,000
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6,97%	6,000
Subordinated financial bills	February 2011	February 2018	100% of IPCA + 7.00%	42,000
Subordinated euronotes	April 2010	April 2020	6.20%	1,730,600
Subordinated euronotes	September 2010	January 2021	5.75%	1,694,200
Subordinated euronotes	January 2011	January 2021	5.75%	418,350
Subordinated bonds	April 2008	April 2033	3.50%	73,361
Subordinated bonds	October 2008	October 2033	4.50%	67,766
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (2)	July 2005	Not determined	8.70%	1,195,250
(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

In ITAÚ HOLDING, portfolio is composed of Subordinated Euronotes with maturity up to 30 days in the amount of R$ 46,563. from 91 to 180 in the amount of R$ 22,437, and over 365 days in the amount of R$ 3,626,470, totaling R$ 3,695,470.

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Mathematical provision of benefits to be granted and benefits granted	31,362	31,712	52,703,545	43,682,545	-	-	52,734,907	43,714,257
Unearned premiums	2,611,793	2,210,831	-	-	-	-	2,611,793	2,210,831
Unsettled claims	2,204,167	1,731,297	-	-	-	-	2,204,167	1,731,297
Financial surplus	1,547	1,861	453,703	445,654	-	-	455,250	447,515
IBNR	629,117	599,637	10,169	12,651	-	-	639,286	612,288
Premium deficiency	278,886	251,849	-	-	-	-	278,886	251,849
Insufficient contribution	98	118	625,140	505,164	-	-	625,238	505,282
Mathematical provision for redemptions	-	-	-	-	2,644,156	2,291,109	2,644,156	2,291,109
Raffle contingency	-	-	-	-	20,811	35,844	20,811	35,844
Other	6,017	56,379	180,810	284,430	30,498	24,394	217,325	365,203
TOTAL	5,762,987	4,883,684	53,973,367	44,930,444	2,695,465	2,351,347	62,431,819	52,165,475

b)	Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Interbank investments – money market	1,205,794	1,506,555	929,765	1,038,991	1,107,171	1,089,293	3,242,730	3,634,839
Securities and derivative financial instruments	2,108,201	1,103,661	53,317,604	44,138,879	1,612,723	1,304,053	57,038,528	46,546,593
PGBL/VGBL FUND Quotas (1)	-	-	48,554,392	39,920,875	-	-	48,554,392	39,920,875
Government securities - domestic	-	-	33,687,012	27,458,506	-	-	33,687,012	27,458,506
National Treasury Bills	-	-	13,223,260	10,801,974	-	-	13,223,260	10,801,974
National Treasury Notes	-	-	12,407,711	7,834,052	-	-	12,407,711	7,834,052
Financial Treasury Bills	-	-	8,056,041	8,822,480	-	-	8,056,041	8,822,480
Corporate securities	-	-	14,215,842	11,464,998	-	-	14,215,842	11,464,998
Bank deposit certificates	-	-	6,832,100	7,025,499	-	-	6,832,100	7,025,499
Debentures	-	-	3,896,492	1,153,902	-	-	3,896,492	1,153,902
Shares	-	-	2,050,539	2,523,703	-	-	2,050,539	2,523,703
Quotas of funds	-	-	33,795	1,021	-	-	33,795	1,021
Promissory Notes	-	-	295,951	760,873	-	-	295,951	760,873
Financial Treasury Bills	-	-	1,105,401	-	-	-	1,105,401	-
Securitized real estate loans	-	-	1,564	-	-	-	1,564	-
PGBL/VGBL fund quotas	-	-	611,276	837,647	-	-	611,276	837,647
Derivative financial instruments	-	-	40,262	125,217	-	-	40,262	125,217
Accounts receivable / (payable)	-	-	-	34,507	-	-	-	34,507
Other assets	2,108,201	1,103,661	4,763,212	4,218,004	1,612,723	1,304,053	8,484,136	6,625,718
Government	802,259	361,900	3,414,963	3,318,249	145,770	60,905	4,362,992	3,741,054
Private	1,305,942	741,761	1,348,249	899,755	1,466,953	1,243,148	4,121,144	2,884,664
Receivables from insurance and reinsurance operations (2)	2,500,037	1,978,330	-	-		-	2,500,037	1,978,330
Credit rights	771,410	657,936	-	-	-	-	771,410	657,936
Reinsurance	1,728,627	1,320,394	-	-	-	-	1,728,627	1,320,394
Escrow deposits for loss	43,307	65,462	-	-	-	-	43,307	65,462
TOTAL	5,857,339	4,654,008	54,247,369	45,177,870	2,719,894	2,393,346	62,824,602	52,225,224
(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2) Recorded under Other receivables and Other assets.

c)	Results of Operations

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 03/31/2011	01/01 to 03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010
Income from financial operations	75,298	47,134	32,867	32,764	31,180	14,981	139,345	94,879
Financial income from insurance, pension plan and capitalization operations	89,127	57,200	1,165,195	867,123	74,706	48,396	1,329,028	972,719
Financial expenses from insurance, pension plan and capitalization operations	(13,829)	(10,066)	(1,132,328)	(834,359)	(43,526)	(33,415)	(1,189,683)	(877,840)
Result from insurance, pension plan and capitalization operations	448,583	378,875	12,923	56,665	115,731	96,322	577,237	531,862
Premiums and contributions	1,302,319	1,244,822	2,566,315	1,941,295	462,915	410,829	4,331,549	3,596,946
Changes in technical provisions	(169,136)	(82,955)	(2,544,914)	(1,872,949)	(333,433)	(301,348)	(3,047,483)	(2,257,252)
Expenses for claims	(401,704)	(467,377)	-	-	-	-	(401,704)	(467,377)
Selling expenses	(241,936)	(263,752)	(745)	(938)	(2,694)	(1,547)	(245,375)	(266,237)
Expenses for benefits and raffles	-	-	(7,239)	(9,229)	(11,058)	(10,664)	(18,297)	(19,893)
Other revenues and expenses	(40,960)	(51,863)	(494)	(1,514)	1	(948)	(41,453)	(54,325)
TOTAL	523,881	426,009	45,790	89,429	146,911	111,303	716,582	626,741

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a)   Contingent Assets: there are no contingent assets recorded.

b)   Contingent Liabilities:  The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also a party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 697,286; the main natures of these lawsuits are as follows:

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVC (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 03/31/2011				01/01 to 03/31/2010
	Civil	Labor	Other	Total	Total
Opening balance	2,973,630	3,985,877	173,140	7,132,647	5,734,330
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(308,810)	(1,112,816)	-	(1,421,626)	(671,889)
Subtotal	2,664,820	2,873,061	173,140	5,711,021	5,062,441
Restatement/Charges	4,175	29,525		33,700	46,291
Changes in the period reflected in results (Notes 13f and 13i)	359,706	164,952	(5,206)	519,452	390,761
Increase (*)	468,541	202,403		670,944	452,886
Reversal	(108,835)	(37,451)	(5,206)	(151,492)	(62,125)
Payment	(256,948)	(148,565)		(405,513)	(233,802)
Subtotal	2,771,753	2,918,973	167,934	5,858,660	5,265,691
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	209,147	1,097,161		1,306,308	679,888
Closing balance (Note 13c)	2,980,900	4,016,134	167,934	7,164,968	5,945,579
Closing balance at 03/31/2010 (Note 13c)	2,517,513	3,238,917	189,149	5,945,579
Escrow deposits at 03/31/2011 (Note 13a)	1,697,542	1,518,086	-	3,215,628
Escrow deposits at 03/31/2010 (Note 13a)	1,260,315	1,550,787	-	2,811,102
(*) Civil provisions include the provision for economic plans amounting to R$ 164,280  (R$ 119,033 from January 1 to March 31, 2010) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 03/31/2011			01/01 to 03/31/2010
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	5,091,341	2,165,412	7,256,753	7,789,978
(-) Contingencies guaranteed by indemnity clauses	-	(44,472)	(44,472)	(35,331)
Subtotal	5,091,341	2,120,941	7,212,282	7,754,647
Restatement/Charges	126,484	44,832	171,316	76,632
Changes in the period reflected in results	182,676	99,907	282,583	(1,967,333)
Increase	199,871	166,298	366,169	214,939
Reversal (*)	(16,384)	(55,209)	(71,593)	(246,218)
Payment (*)	(811)	(11,182)	(11,993)	(1,936,054)
Subtotal	5,400,501	2,265,680	7,666,181	5,863,946
(+) Contingencies guaranteed by indemnity clauses	-	42,934	42,934	46,486
Closing balance (Note 13c)	5,400,501	2,308,613	7,709,114	5,910,432
Closing balance at 03/31/2010 (Note 13c and 14c)	4,438,465	1,471,967	5,910,432
ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of Mary 27, 2009. In 03/31/2010, the program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008.

	01/01 to 03/31/2011			01/01 to 03/31/2010
Escrow Deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,660,986	1,021,950	4,682,936	5,076,824
Appropriation of income	93,341	31,863	125,204	86,121
Changes in the period	28,459	49,296	77,754	(1,016,843)
Deposited	41,875	51,068	92,943	60,346
Withdrawals	(10,567)	(1,088)	(11,655)	(1,074,199)
Conversion into income	(2,849)	(685)	(3,534)	(2,990)
Closing balance	3,782,785	1,103,109	4,885,894	4,146,102
Closing balance at 03/31/2010	3,548,571	597,531	4,146,102

The main discussions related to Legal Obligations are described as follows:

•
PIS and COFINS – Calculation basis – R$ 2,457,525: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 979,731.

•
CSLL – Isonomy – R$ 971,520, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 199,291.

•
IRPJ and CSLL –Taxation of profits earned abroad – R$ 466,853: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-01 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 466,853.

•
PIS – R$ 371,114 - Principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 70,825.

In the accounting books no amount is recognized in relation to Tax and Social Security Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 4,756,099; the main natures of these lawsuits are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 829,735: cases in which the liquidity and the offset credit certainty are discussed.

•
IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 509,407: we defend that these are necessary operating expenses and deductible for the losses in loan operations and discounts upon their renegotiation and recovery, as provided for the Law.

•
ISS – Banking Institutions – R$ 486,199: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under a Supplementary Law.

•	INSS – Non-compensatory amounts – R$ 569,176: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 325,549: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,644,424 (R$ 1,111,369 at 03/31/2010) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liability and are restricted, deposited or recorded in the amounts below:

	03/31/2011	03/31/2010
Securities (basically Financial Treasury Bills – Note 7b)	1,499,151	1,181,828
Deposits in guarantee	3,335,588	2,996,004

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of its operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 12, 2010.

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	03/31/2011	03/31/2010
Deferred tax assets (Note 14b I)	25,170,403	26,086,901
Social contribution for offset (Note 14b I)	770,816	915,027
Taxes and contributions for offset	3,010,390	3,314,786
Escrow deposits in guarantee of provision for contingent liabilities (Note 12b)	7,654,325	6,129,769
Escrow deposits for legal liabilities – tax and social security (Note 12b)	3,782,785	3,818,317
Escrow deposits for foreign fund raising program	1,721,440	475,374
Receivables from reimbursement of contingent liabilities (Note 12c)	1,644,424	1,111,369
Sundry domestic debtors	843,231	639,432
Sundry foreign debtors	129,767	121,285
Retirement plan assets (Note 19)	1,575,423	-
Recoverable payments	32,306	28,636
Salary advances	96,679	88,171
Amounts receivable from related companies	9,458	121,326
Operations without credit granting characteristics	186,327	308,028
Securities and credits receivable	484,049	635,701
(Allowance for loan losses)	(297,722)	(327,673)
Other	119,258	180,673
Total	46,747,032	43,339,094

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 481,333 (R$ 283,578 at March 31, 2010) and Deferred Tax Assets of R$ 579,736 (R$ 411,385 at March 31, 2010) (Note 14b I).

b)	Prepaid expenses

	03/31/2011	03/31/2010
Commissions	1,111,553	2,105,224
Related to vehicle financing	744,548	1,268,667
Related to insurance and pension plan	158,580	280,038
Restricted to commissions/partnership agreements	588,343	347,012
Other	208,424	209,507
Fundo Garantidor de Crédito (*)	479,945	667,109
Advertising	452,480	469,279
Other	380,975	233,899
Total	3,013,295	3,475,512
(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	03/31/2011	03/31/2010
Provisions for contingent liabilities (Note 12b)	9,473,581	7,416,538
Provisions for sundry payments	2,060,630	1,815,801
Personnel provision	1,074,697	910,648
Sundry creditors - local	910,274	693,100
Sundry creditors - foreign	586,886	160,243
Liabilities for official agreements and rendering of payment services	1,509,343	451,860
Related to insurance operations	933,881	1,008,048
Liabilities for purchase of assets and rights	51,358	83,903
Creditors of funds to be released	1,008,978	498,308
Funds from consortia participants	85,571	87,281
Provision for Retirement Plan Benefits (Note 19)	226,910	134,472
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	-	683,873
Provision for health insurance (2)	609,907	598,664
Expenses for lease interests (Note 4i)	279,743	95,334
Other	78,178	441,163
Total	18,889,932	15,079,236
(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

In ITAÚ UNIBANCO HOLDING, Other Sundry Liabilities is basically composed of Liabilities for Share-Based Instruments.

d)	Banking service fees

	01/01 to 03/31/2011	01/01 to 03/31/2010
Asset management	636,338	589,806
Funds management fees	610,944	578,723
Consortia management fee	25,394	11,083
Current account services	164,569	129,248
Credit cards	1,691,485	1,485,760
Annual fees	261,328	238,925
Other services	1,430,157	1,246,835
Relationship with stores	1,336,845	1,164,131
Credit card processing	93,312	82,704
Sureties and credits granted	401,337	354,809
Loan operations	235,308	217,435
Guarantees provided	166,029	137,375
Receipt services	330,207	322,053
Collection fees	257,791	253,146
Collection services	72,416	68,907
Other	455,350	395,295
Brokerage	123,065	133,079
Custody services and management of portfolio	53,997	44,183
Economic and financial advisory	73,675	54,968
Foreign exchange services	18,810	16,951
Other services	185,803	146,114
Total	3,679,286	3,276,971

e)	Income from bank charges

	01/01 to 03/31/2011	01/01 to 03/31/2010
Loan operations/registration	377,329	306,169
Deposit account	38,765	41,749
Transfer of funds	29,998	29,727
Service package fees and other	342,083	369,002
Total	788,175	746,647

f)	Personnel expenses

	01/01 to 03/31/2011	01/01 to 03/31/2010
Compensation	(2,080,539)	(1,771,704)
Charges	(494,174)	(471,426)
Welfare benefits	(392,815)	(398,626)
Training	(49,040)	(36,238)
Labor claims and termination of employees (Note 12b)	(226,069)	(117,191)
Total	(3,242,637)	(2,795,185)

g)	Other administrative expenses

	01/01 to 03/31/2011	01/01 to 03/31/2010
Data processing and telecommunications	(845,631)	(718,931)
Depreciation and amortization	(337,938)	(293,134)
Installations	(485,423)	(482,688)
Third-party services	(718,484)	(633,009)
Financial system services	(130,349)	(84,446)
Advertising, promotions and publication	(217,069)	(217,352)
Transportation	(138,765)	(136,386)
Materials	(107,824)	(82,242)
Security	(120,723)	(101,107)
Travel expenses	(40,144)	(28,676)
Other	(117,950)	(103,826)
Total	(3,260,300)	(2,881,797)

h)	Other operating revenues

	01/01 to 03/31/2011	01/01 to 03/31/2010
Reversal of operating provisions	52,036	193,644
Contingent assets and liabilities and legal liabilities – tax and social security (Notes 12b, c and d)	-	178,765
Other	52,036	14,879
Recovery of charges and expenses	27,915	24,643
Other	48,083	66,764
Total	128,034	285,051

i)	Other operating expenses

	01/01 to 03/31/2011	01/01 to 03/31/2010
Provision for contingencies (Note 12b)	(433,910)	(278,668)
Civil lawsuits	(359,706)	(274,650)
Tax and social security contributions	(79,410)	-
Other	5,206	(4,018)
Selling - Credit cards	(492,385)	(313,550)
Claims	(130,460)	(120,083)
Provision for health insurance (Note 13c)	(3,542)	(2,673)
Refund of interbank costs	(49,009)	(43,675)
Other	(160,252)	(75,149)
Total	(1,269,558)	(833,798)

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 03/31/2011	01/01 to 03/31/2010
Income before income tax and social contribution	5,212,596	4,541,132
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(2,085,038)	(1,816,453)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	454,841	624,809
Investments in affiliates	30,088	30,152
Foreign exchange variation on investments abroad	(139,663)	115,154
Interest on capital	418,440	375,423
Dividends, interest on external debt bonds and tax incentives	73,566	86,933
Other	72,410	17,147
Temporary (additions) exclusions	(479,667)	763,794
Allowance for loan losses	(576,052)	(690,091)
Excess (insufficiency) of depreciation of leased assets	(168,202)	470,937
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(172,796)	(67,023)

Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(96,385)	718,501
Realization of goodwill on purchase of investments	424,401	441,229
Integration expenditures with ITAÚ UNIBANCO merger	-	64,071
Other	109,367	(173,830)

(Increase) offset of tax losses/social contribution loss carryforwards	22,117	(924,140)
Expenses for income tax and social contribution	(2,087,747)	(1,351,990)
Related to temporary differences
Increase (reversal) for the period	457,550	160,347
Prior periods increase (reversal)	160,522	169,105
Income (expenses) from deferred taxes	618,072	329,452
Total income tax and social contribution	(1,469,675)	(1,022,538)

II - Composition of tax expenses:

	01/01 to 03/31/2011	01/01 to 03/31/2010
PIS and COFINS	(808,268)	(686,343)
ISS	(154,467)	(128,629)
Other	(72,872)	(66,362)
Total (Note 4p)	(1,035,607)	(881,334)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 58,010 (R$ 7,302 from 01/01 to 03/31/2010).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I-	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	03/31/2010	03/31/2011	12/31/2010	Realization / Reversal	Increase	03/31/2011	03/31/2010
Reflected in income and expense accounts	22,618,799	20,940,317	24,612,834	(2,979,220)	3,412,132	25,045,746	26,035,056
Related to income tax and social contribution loss carryforwards			2,998,746	(349,995)	517,040	3,165,791	4,091,185
Related to disbursed provisions			14,186,049	(1,337,483)	1,595,486	14,444,052	14,438,432
Allowance for loan losses			8,859,857	(909,991)	1,530,174	9,480,040	7,884,546
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			38,789	(38,789)	57,818	57,818	159,191
Allowance for real estate			97,538	(10,144)	1,614	89,008	76,052
Goodwill on purchase of investments			5,042,679	(364,213)	-	4,678,466	6,136,174
Other			147,186	(14,346)	5,880	138,720	182,469
Related to non-disbursed provisions (*)	22,618,799	20,940,317	7,428,039	(1,291,742)	1,299,606	7,435,903	7,505,439
Related to the operation	16,514,799	15,881,902	5,887,365	(1,291,742)	1,120,419	5,716,042	5,430,079
Legal liabilities – tax and social security	2,254,255	2,241,943	1,313,554	(56,220)	23,323	1,280,657	1,377,119
Provision for contingent liabilities	7,721,774	7,500,810	2,417,799	(201,871)	340,096	2,556,024	2,174,234
Civil lawsuits	2,668,275	2,771,753	1,038,062	(74,704)	104,429	1,067,787	945,951
Labor claims	2,349,996	2,396,094	883,981	(90,711)	110,559	903,829	866,463
Tax and social security contributions	2,618,848	2,265,679	462,671	(29,508)	125,108	558,271	261,690
Other	84,655	67,284	33,085	(6,948)	-	26,137	100,130
Adjustments of operations carried out in futures settlement market	149,244	54,813	54,693	(37,059)	1,549	19,183	83,924
Provision for integration expenditures with ITAÚ UNIBANCO merger	683,873	-	-	-	-	-	273,897
Provision related to health insurance operations	598,664	609,907	242,546	-	1,417	243,963	239,465
Other non-deductible provisions	5,106,989	5,474,429	1,858,773	(996,592)	754,034	1,616,215	1,281,440
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,104,000	5,058,415	1,540,674	-	179,187	1,719,861	2,075,360
							-
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)			116,469	(10,492)	18,680	124,657	51,845
Total	22,618,799	20,940,317	24,729,303	(2,989,712)	3,430,812	25,170,403	26,086,901
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			847,216	(76,400)	-	770,816	915,027
(*)
From a financial point of view, rather than recording the provision of R$ 20,940,317 (R$ 22,618,799 at March 31, 2010) and deferred tax assets of R$ 7,435,903 (R$ 7,428,039 at March 31, 2010), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 25,170,403 (R$ 26,086,901 at March 31, 2010) to R$ 17,734,500 (R$ 18,581,462 at March 31, 2010).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 579,736 (R$ 411,385 at March 31, 2010) and are basically represented by legal losses of R$ 340,348 (R$ 190,355 at March 31, 2010) and provision for legal liabilities – tax and social security of R$ 231,472 (R$ 95,267 at March 31, 2010), which expected realization is dependent upon the progress of the lawsuit.

II-	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2010	Realization / Reversal	Increase	03/31/2011	03/31/2010
Reflected in income and expense accounts	10,119,317	(1,038,015)	906,067	9,987,368	8,976,796
Depreciation in excess – leasing	8,295,516	(577,170)	534,357	8,252,703	7,992,206
Restatement of escrow deposits and contingent liabilities	804,109	(25,400)	66,541	845,250	703,933
Adjustment to market value of securities and derivative financial instruments	340,340	(340,340)	173,398	173,398	152,866
Provision for Pension Plan Benefits (*)	458,093	-	104,133	562,226	-
Adjustments of operations carried out in futures settlement market	56,993	(25,424)	-	31,569	53,291
Taxation of results abroad – capital gains	42,477	-	17,330	59,807	36,273
Other	121,789	(69,681)	10,308	62,415	38,227
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	260,511	(59,936)	-	200,575	172,895
Total	10,379,828	(1,097,951)	906,067	10,187,943	9,149,691
(*) Income tax/social contribution on net income recorded according to the provision mentioned in Note 19.

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
2011	7,656,506	925,885	8,582,391	131,809	(1,819,913)	6,894,286
2012	4,334,315	1,412,617	5,746,932	244,146	(2,269,593)	3,721,485
2013	4,132,868	457,128	4,589,996	299,676	(2,576,992)	2,312,680
2014	2,314,763	32,862	2,347,625	65,295	(1,685,639)	727,281
2015	2,029,578	28,089	2,057,667	8,819	(1,105,009)	961,477
Over 2015	1,536,582	309,211	1,845,793	21,071	(730,797)	1,136,067
Total	22,004,612	3,165,791	25,170,403	770,816	(10,187,943)	15,753,276
Present value (*)	19,525,862	2,831,245	22,357,107	687,151	(8,842,119)	14,202,140
(*) The average funding rate, neto f tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 1,442,041 is unrecorded (R$ 2,197,407 at March 31, 2010).

c)	Tax and social security contributions

	03/31/2011	03/31/2010
Taxes and contributions on income payable	1,462,228	957,239
Taxes and contributions payable (Note 12b)	5,452,801	4,386,712
Provision for deferred income tax and social contribution (Note 14b II)	10,187,943	9,149,691
Legal liabilities – tax and social security (Note 12c)	5,400,501	4,438,465
Total	22,503,473	18,932,107

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals  R$ 888,045 (R$ 383,668 at March 31, 2010) and is basically comprised of Legal Liabilities - Tax and Social Security of  R$ 595,156 (R$ 379,037 at March 31, 2010), whose natures refers to PIS and COFINS – Revenue x gross revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	03/31/2011	03/31/2010
Taxes paid or provided for	4,087,529	3,022,992
Taxes withheld and collected from third parties	2,240,468	1,698,891
Total	6,327,997	4,721,883

NOTE 15 – PERMANENT ASSETS

a)	INVESTMENTS

I -	Change of investments

Companies		Balances at 12/31/2010	Amortization of goodwill	Dividends paid/provided for (1)	Equity in earnings of subsidiaries and affiliated companies (2)	Adjustments in marketable securities of subsidiaries and affiliates and Other	Balances at 03/31/2011	Balances at 03/31/2010	Equity in earnings of subsidiaries and affiliates from 01/01 to 03/31/2010
Domestic		61,007,900	(1,584)	(2,809,550)	2,439,154	(72,157)	60,563,763	56,404,612	2,075,219
Itaú Unibanco S.A.	(3a)(4a)(5a)(6)	45,678,429	(1,584)	(147,435)	1,321,197	(40,397)	46,810,210	43,363,305	1,310,004
Banco Itaú BBA S.A.	(4b)(5b)	6,265,960	-	-	393,571	(23,979)	6,635,552	5,152,212	214,424
Itauseg Participações S.A.		3,933,515	-	-	86,628	(985)	4,019,158	3,800,750	52,951
Banco Itaucard S.A.	(4c)(5c)(7)	2,907,164	-	(2,662,115)	523,759	(332)	768,476	2,206,846	396,276
Itaú BBA Participações S.A.		1,750,799	-	-	105,944	(6,462)	1,850,281	1,454,404	56,725
Itaú Corretora de Valores S.A.	(7)	472,033	-	-	8,055	(2)	480,086	427,095	44,839
Foreign		2,022,024	(12,851)	-	20,632	(697)	2,029,108	2,028,117	91,096
Itaú Chile Holdings, Inc.	(3b)	1,686,391	(11,310)	-	15,046	(733)	1,689,394	1,689,093	74,584
Banco Itaú Uruguay S.A.	(3c)	225,982	(1,178)	-	(1,500)	36	223,340	224,978	8,067
Oca S.A.	(3d)	75,184	(313)	-	7,335	-	82,206	79,017	7,286
Oca Casa Financiera S.A.	(3e)	32,168	(45)	-	(255)	-	31,868	32,610	1,117
Aco Ltda.	(3f)	2,299	(5)	-	6	-	2,300	2,419	42
GRAND TOTAL		63,029,924	(14,435)	(2,809,550)	2,459,786	(72,854)	62,592,871	58,432,729	2,166,315
(1)	Income receivable includes Dividends receivable;
(2)	At March 31, 2011, includes foreign exchange variation in the amount of R$ (29,855);
(3)	At March 31, 2011, includes goodwill in the amounts of: (a) R$ 48,046, (b) R$ 260,138, (c) R$ 27,092, (d) R$ 7,202, (e) R$ 1,047 and (f) R$ 123;
(4)
At March 31, 2011, includes Adjustments of unrealized results  in the results of operations and in investments, respectively, in the amounts of  (a) R$ 471 and R$ (7,854), (b) R$ 88 and R$ 0, and (c) R$ 12,852 and R$ (87.519);

(5)
At March 31, 2011, includes adjustments to standardize  the procedures under the scope of the investor in the results of operations and in investments, respectively in the amounts of: (a) R$ (8,426) and R$ (1,392), (b) R$ 3,151 and R$ (74,020), and (c) R$ (8,008) and R$ (4,337);

(6)	At March 31, 2011, includes installment of dividends provided for in the amount of R$ 49,145;
(7)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

		Stockholders’	Net income for the	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in Voting capital	Equity share in Capital
Companies	Capital	equity	period	Common	Preferred	Quotas	(%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	46,722,265	1,329,152	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco ITAÚ BBA S.A.	4,224,086	8,517,531	495,511	3,041,104	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	8,682,908	11,469,124	247,203	1,582,676,636	-	-	35.04	35.04
Banco Itaucard S.A.	15,553,776	16,843,768	573,872	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú BBA Participações S.A.	838,401	1,850,281	105,944	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	1,046,841	1,616,678	8,916	-	811,503	-	-	1.94
Foreign
Itaú Chile Holdings, Inc.	292,284	1,429,256	48,049	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	139,434	196,248	(3,609)	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,776	75,004	6,656	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,488	30,821	(590)	646	-	-	100.00	100.00
Aco Ltda.	11	2,194	(19)	-	-	131	99.24	99.24

II-	Composition of investments

	03/31/2011	03/31/2010
Investment in affiliates	2,167,458	2,239,168
Domestic	1,414,433	1,375,729
Serasa S.A.	245,741	254,013
Porto Seguro Itaú Unibanco Participações S.A.	1,126,500	978,364
Tecnologia Bancária S.A.	42,109	39,500
Other	83	103,852
Foreign	753,025	863,439
BPI	752,512	863,439
Other	513	-
Other investments	1,313,867	1,291,948
Investments through tax incentives	160,575	161,444
Equity securities	10,256	8,474
Shares and quotas	388,367	347,948
Interest in Instituto de Resseguros do Brasil - IRB	227,170	229,699
Other	527,499	544,383
(Allowance for loan losses)	(185,902)	(174,385)
Total	3,295,423	3,356,731

III-	Equity in earnings of affiliates and other investments

	01/01 to 03/31/2011	01/01 to 03/31/2010
Investment in affiliates - Domestic	57,449	61,096
Investment in affiliates - Foreign	17,768	14,285
Dividends received from Other investments	23,783	35,459
Other	(1,502)	(200)
Total	97,499	110,640

b)	Fixed assets, goodwill and intangible assets

		CHANGES				03/31/2011			03/31/2010
	NET BALANCE AT 12/31/2010	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (3)	OTHER	COST	ACCUMULATED DEPRECIATION/ AMORTIZATION	NET BOOK AMOUNT	NET BOOK AMOUNT
REAL ESTATE IN USE	4,723,791	382,334	(16,046)	(281,514)	(1,536)	11,554,023	(6,746,994)	4,807,029	4,162,744
REAL ESTATE IN USE (1)	2,394,779	50,998	-	(78,056)	(199)	4,412,603	(2,045,081)	2,367,522	2,292,970
Land	971,170	300	-	-	4,354	975,824	-	975,824	966,850
Buildings	798,352	7,332	-	(24,710)	(9,446)	2,315,961	(1,544,433)	771,528	815,406
Improvements	625,257	43,366	-	(53,346)	4,893	1,120,818	(500,648)	620,170	510,714
OTHER FIXED ASSETS	2,329,012	331,336	(16,046)	(203,458)	(1,337)	7,141,420	(4,701,913)	2,439,507	1,869,774
Installations	266,520	33,363	(139)	(11,780)	7,604	816,504	(520,936)	295,568	420,939
Furniture and equipment	428,408	47,167	(11,494)	(15,556)	(2,482)	877,848	(431,805)	446,043	346,468
EDP systems	1,404,459	243,148	(2,464)	(163,483)	(6,524)	4,911,900	(3,436,764)	1,475,136	899,908
Other (communication, security and transportation)	229,625	7,658	(1,949)	(12,639)	65	535,168	(312,408)	222,760	202,459
GOODWILL (Notes 2a, b and 4k)	67,617	-	-	-	-	67,617	-	67,617	-
INTANGIBLE ASSETS	2,933,858	217,585	(3,731)	(241,500)	(15,376)	4,969,818	(2,078,982)	2,890,836	3,190,478
RIGHTS FOR ACQUISITION OF PAYROLLS (2)	1,129,854	31,919	(3,731)	(154,893)	(5,922)	2,388,307	(1,391,080)	997,227	1,475,095
OTHER INTANGIBLE ASSETS	1,804,004	185,666	-	(86,607)	(9,454)	2,581,511	(687,902)	1,893,609	1,715,383
Association for the promotion and offer of financial products and services	1,115,272	640	-	(30,183)	311	1,156,362	(70,322)	1,086,040	1,064,221
Expenditures on acquisition of software	532,148	185,026	-	(49,480)	(6,143)	1,169,774	(508,223)	661,551	458,161
Right to manage investment funds	155,456	-	-	(6,883)	(3,623)	247,307	(102,357)	144,950	187,857
Other intangible assets	1,128	-	-	(61)	1	8,068	(7,000)	1,068	5,144
GRAND TOTAL	7,725,266	599,919	(19,777)	(523,014)	(16,912)	16,591,458	(8,825,976)	7,765,482	7,353,222
(1)	Includes amounts pledged in guarantee of voluntary deposits (Nota 12b);
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(3)	Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations;

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital started to comprise 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 03/31/2010), of which R$ 31,634,782 (R$ 30,887,017 at 03/31/2010) refers to stockholders domiciled in the country and R$ 13,365,218 (R$ 14,122,983 at 03/31/2010) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount

Shares of capital stock at 12/31/2010 and 03/31/2011	2,289,286,475	2,281,649,744	4,570,936,219

Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628,577)
Exercised options - Granting of stock options – Simple and Bonus options	-	(2,925,313)	(2,925,313)	69,213
Disposals – stock option plan	-	(2,178,337)	(2,178,337)	51,540

Treasury shares at March 31, 2011 (*)	2,202	21,462,365	21,464,567	(507,824)

Outstanding shares at March 31, 2011	2,289,284,273	2,260,187,379	4,549,471,652

Outstanding shares at March 31, 2010	2,289,284,273	2,241,959,802	4,531,244,075
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market;

We detail below the average cost of treasury shares and their market price at March 31, 2011:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value	32.09	38.90

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	2,875,827
Adjustments:
(-) Legal reserve	(143,791)
Dividend calculation basis	2,732,036
Mandatory minimum dividends paid/provided for	683,009	25.0%

II – Payments/Provision of interest on capital and dividends

	Gross	WTF	Net
Paid / Prepaid	109,069	-	109,069
Dividends - 02 monthly installments of R$ 0.012 per share paid from February to March 2011	109,069	-	109,069

Provided for (*)	665,595	(91,655)	573,940
Dividends - 1 monthly installment of R$ 0.012 per share, paid on April 1, 2011	54,566	-	54,566
Interest on capital - R$ 0.1343 per share	611,029	(91,655)	519,374

Total from 01/01 to 03/31/2011 - R$ 0,1502 net per share	774,664	(91,655)	683,009
Total from 01/01 to 03/31/2010 - R$ 0.2097 net per share	1,089,362	(138,951)	950,411
(*) Recorded in Other Liabilities – Social and Statutory.

c)	Capital and revenue reserves

	03/31/2011	03/31/2010
CAPITAL RESERVES	595,610	637,845
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	310,993	353,228
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	27,809,081	20,196,699
Legal	3,397,307	2,865,421
Statutory:	24,411,774	16,973,347
Dividends equalization (1)	7,308,179	6,066,702
Working capital increase (2)	7,511,438	4,346,242
Increase in capital of investees (3)	9,592,157	6,560,403
Unrealized profits (4)	-	357,931
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 03/31/2011	01/01 to 03/31/2010	03/31/2011	03/31/2010
ITAÚ UNIBANCO HOLDING	2,875,827	2,510,113	72,842,306	65,067,646
Amortization of goodwill	703,312	721,740	(9,111,770)	(12,093,110)
Unrealized income (loss) and Other	(48,838)	2,337	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	3,530,301	3,234,190	63,730,536	52,974,536

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	03/31/2011	03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010
Unibanco Participações Societárias S.A.	1,211,591	1,112,048	(21,232)	(20,661)
Itau Bank, Ltd. (*)	640,256	700,126	-	-
Redecard S.A.	841,037	532,586	(140,589)	(175,177)
Biu Participações S.A.	106,250	87,256	(3,451)	(6,773)
Itaú Gestão de Ativos S.A.	60,823	60,377	(712)	(337)
Biogeração de Energia S.A.	24,726	29,853	351	(641)
Investimentos Bemge S.A.	17,764	16,695	(280)	(252)
Investment funds	512,196	778,725	(10,426)	(17,843)
Other	10,645	86,666	(1,191)	(553)
Total	3,425,288	3,404,332	(177,530)	(222,237)
(*)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or Partner Options, personal, not pledged or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of  mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most  three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-Merger Program

For eligible beneficiaries of the Program, simple options are granted, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA over the period of at least one (1) and at the most three (3) months related to the last exercise months to which the options refer. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting periods of Partner Options or share-based instruments is from 1 to 7 years. Share-based instruments and partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is  equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the partner options should be held by the beneficiaries, without any type of liens or encumbrance for periods from 5 to 8 years, counted from the own shares acquisition date.

Summary of Changes in the Plan

			Restated		Exercised options		Number of shares
Granting		Vesting period	Exercise period	Exercise until	Exercise price	Market value	Prior balance				To be exercised	To be exercised
No.	Date	until	Exercise	Restated (R$1)	Weighted average	Weighted average	12/31/2010	Granted	Exercised	Cancelled	at 03/31/2011	at 03/31/2010

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.02	12.81	38.83	712,942	-	201,068	-	511,874	1,826,292
27th	02/01/2005	05/05/2009	01/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-	12,650
11th	02/21/2005	12/31/2009	12/31/2012	18.33	18.26	37.01	2,877,600	-	1,311,250	-	1,566,350	4,829,000
11th	08/01/2005	12/31/2009	12/31/2012	18.33	18.26	37.01	27,500	-	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	18.33	-	-	11,357	-	-	-	11,357	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-	343,651
34th	03/21/2007	03/21/2010	03/20/2011	35.34	-	-	75,901	-	-	75,901	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	28.09	-	-	52,710	-	-	-	52,710	52,710
29th	09/19/2005	09/19/2010	09/18/2011	21.29	-	-	12,650	-	-	-	12,650	25,300
12th	02/21/2006	12/31/2010	12/31/2013	27.27	27.14	37.44	8,025,250	-	710,375	-	7,314,875	9,509,034
12th	08/06/2007	12/31/2010	12/31/2013	27.27	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	31.00	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	35.44	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2011	03/21/2012	35.40	-	-	29,518	-	-	-	29,518	29,518
Total options to be exercised					20.52	37.34	12,849,920	-	2,279,232	105,419	10,465,269	17,738,366
36th	05/14/2008	05/14/2011	05/13/2012	44.04	-	-	25,301	-	-	-	25,301	25,301
30th	07/04/2006	07/04/2011	07/03/2012	28.09	-	-	52,707	-	-	-	52,707	52,707
33th	08/30/2006	08/30/2011	08/29/2012	31.11	-	-	21,083	-	-	-	21,083	21,083
13th	02/14/2007	12/31/2011	12/31/2014	34.72	34.72	36.57	8,546,975	-	269,500	33,550	8,243,925	9,582,825
13th	08/06/2007	12/31/2011	12/31/2014	34.72	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	34.72	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	35.44	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	35.40	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	44.04	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	35.82	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	40.03	-	-	10,846,487	-	-	41,112	10,805,375	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	40.03	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	40.03	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	44.04	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	26.18	-	-	15,067,330	-	-	36,300	15,031,030	16,806,350
15th	10/28/2009	12/31/2013	12/31/2016	26.18	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	42.52	-	-	6,126,609	-	-	74,386	6,052,223	-
18th	05/11/2010	12/31/2014	12/31/2017	42.52	-	-	1,206,340	-	-	7,556	1,198,784	-
Total options outstanding					34.72	36.57	42,267,534	-	269,500	192,904	41,805,130	38,348,453
Total simple options					22.02	37.26	55,117,454	-	2,548,732	298,323	52,270,399	56,086,819

Partner options
04th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906	423,212
Total options to be exercised						37.22	416,487	-	376,581	-	39,906	423,212
05th	09/03/2008	09/03/2011	-	-	-	-	490,624	-	-	5,359	485,265	502,189
06th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	-	740,362	769,830
07th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446	79,446
01st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	4,436	324,745	342,479
03rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
04th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	4,799	411,131	423,190
08th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	-	376,916	-
09th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	-	359,991	-
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	-
05th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	5,358	484,768	502,164
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	-	1,940,987	-
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	-	1,585,541	-
06th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	-	739,608	769,807
07th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
08th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	-	376,876	-
09th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	-	359,962	-
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	-
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	-	1,940,951	-
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	-	1,585,497	-
Total options outstanding					-	-	8,789,308	3,171,038	-	19,952	11,940,394	3,502,024
Total partner options					-	37.22	9,205,795	3,171,038	376,581	19,952	11,980,300	3,925,236

TOTAL SIMPLE/PARTNER OPTIONS					22.02	37.25	64,323,249	3,171,038	2,925,313	318,275	64,250,699	60,012,055

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options.  Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by Bovespa, adjusted by the IGP-M variation.

				Price of the			Risk-free
Granting		Vesting	Exercise	underlying		Expected	interest	Expected
No.	Date	period	period until	asset	Fair value	dividends	rate	volatility

Bonus Options (*)
12th	02/28/2011	02/28/2014	-	37.00	33.85	2.97%	-	-
12th	02/28/2011	02/28/2014	-	37.00	31.83	2.97%	-	-
(*) The fair value of bonus option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to March 31, 2011 was R$ 34,140 (R$ 26,041 from January 1 to March 31, 2010), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	135,426
(-) Cost of treasury shares sold	(120,753)
(+) Write-off of cost recognized of exercised options	33,264
Effect on sale (*)	47,937
(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”,  entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A..

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)		ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)
	03/31/2011	03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010	03/31/2011	03/31/2010	01/01 to 03/31/2011	01/01 to 03/31/2010
Interbank investments	13,808,221	10,191,376	268,888	171,805	-	1,168,195	42,096	23,481
Itaú Unibanco S.A.	13,808,221	10,191,376	268,888	171,805	-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	377,187	11,997	7,486
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	168,859	7,178	3,736
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	-	571,013	22,917	11,852
Other	-	-	-	-	-	51,136	4	407
Derivative financial instruments	-	(2,215)	(183)	(1,408)	-	-	-	-
Itaú Unibanco S.A.	-	(2,215)	(183)	(1,408)	-	-	-	-
Deposits	(3,432,489)	(3,108,237)	(88,482)	(34,014)	(36,886)	(559,641)	(1,217)	(3,930)
Itaú Unibanco S.A.	(3,432,489)	(3,108,237)	(88,482)	(34,014)	-	-	-	-
Duratex S.A.	-	-	-	-	(5,045)	(9,617)	(290)	(2)
Elekeiroz S.A.	-	-	-	-	(23,892)	(47)	(916)	(10)
Itautec S.A.	-	-	-	-	(3)	(370)	(11)	(3,909)
Porto Seguro S.A.	-	-	-	-	(2,291)	(507,658)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(234)	(157)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(258)	(214)	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	-	-	-	(5,163)	-	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	-	(41,482)	-	(9)
Itaúsa Empreendimentos S.A.	-	-	-	-	-	(96)	-	-
Repurchase agreements	-	-	-	-	(107,859)	(141,736)	(256)	(1,350)
Itaúsa Empreendimentos S.A.	-	-	-	-	(53,366)	(48,791)	-	(10)
Duratex S.A.	-	-	-	-	(8,070)	(5,713)	(212)	(179)
Elekeiroz S.A.	-	-	-	-	-	(21,496)	(44)	(272)
Itautec S.A.	-	-	-	-	(14,201)	-	-	-
FIC Promotora de Vendas Ltda.	-	-	-	-	(7,786)	(3,751)	-	(183)
Facilita Promotora S.A.	-	-	-	-	(6,206)	(4,691)	-	(85)
Olimpia Promoção e Serviços S.A.	-	-	-	-	(4,728)	(12,243)	-	(257)
Banco Investcred Unibanco S.A.	-	-	-	-	(13,502)	(16,470)	-	(162)
Porto Seguro S.A.	-	-	-	-	-	(24,585)	-	-
Other	-	-	-	-	-	(3,996)	-	(202)
Amounts receivable from (payable to) related companies	(503)	(3,402)	(1,210)	(1,724)	(101,884)	(91,796)	-	-
Itaú Unibanco S.A.	-	(3,011)	-	-	1,422	-	-	-
Itaú Corretora de Valores S. A.	(503)	(391)	(1,210)	(1,724)	-	-	-	-
Itaúsa Investimentos S.A.	-	-	-	-	54	(22,259)	-	-
Porto Seguro S.A.	-	-	-	-	18,945	59,704	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(1,609)	1,873	-	-
FIC Promotora de Vendas Ltda.	-	-	-	-	(4,445)	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(1,435)	(1,272)	-	-
Facilita Promotora S.A.	-	-	-	-	(1,664)	-	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(132)	(59)	-	-
Banco Investcred Unibanco S.A.	-	-	-	-	(14)	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	(1,073)	298	-	-
Maxfácil Participações S.A.	-	-	-	-	(270)	(7,570)	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-	(9,901)	(11,735)	-	-
Fundação BEMGEPREV	-	-	-	-	(3,242)	(13,450)	-	-
UBB Prev Previdência Complementar	-	-	-	-	(19,894)	(15,782)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(80,400)	(81,012)	-	-
Other	-	-	-	-	1,774	(532)	-	-
Banking service fees (expenses)	-	-	-	-	-	-	43,414	9,071
Fundação Itaubanco	-	-	-	-	-	-	5,258	1,539
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	1,247	442
Itaúsa Investimentos S.A.	-	-	-	-	-	-	1,075	797
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	13,884	475
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	5,215	406
Porto Seguro S.A.	-	-	-	-	-	-	15,755	4,942
Other	-	-	-	-	-	-	980	470
Rent revenues/(expenses)	-	-	-	-	-	-	(8,462)	(7,576)
Itaúsa Investimentos S.A.	-	-	-	-	-	-	(354)	(320)
Fundação Itaubanco	-	-	-	-	-	-	(5,720)	(5,745)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(2,069)	(1,605)
Other	-	-	-	-	-	-	(319)	94
Donation expenses	-	-	-	-	-	-	(14,093)	(10,467)
Instituto Itaú Cultural	-	-	-	-	-	-	(14,000)	(10,417)
Fundação Itaú Social	-	-	-	-	-	-	(93)	(50)
Data processing expenses	-	-	-	-	-	-	(74,045)	(68,179)
Itautec S.A.	-	-	-	-	-	-	(74,045)	(68,179)
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco group, recorded in Other Administrative Expenses, the amount of R$ 1,672 (R$ 3,036 from 01/01 to 03/31/2010) in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	03/31/2011	03/31/2010
Compensation	75,855	56,229
Board of Directors	1,949	860
Management members	73,906	55,369
Profit sharing	35,090	64,475
Board of Directors	1,000	2,500
Management members	34,090	61,975
Contributions to pension plans	3,051	3,214
Board of Directors	41	292
Management members	3,010	2,922
Stock option plan – Management members	32,031	26,528
Total	146,027	150,446

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16f IV and 19, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	3/31/2011	3/31/2010	3/31/2011	3/31/2010	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Interbank deposits	12,589,656	14,219,434	12,596,262	14,249,957	6,606	30,523	6,606	30,523
Securities and derivative financial instruments	183,171,120	119,250,544	183,747,905	119,648,722	805,537	942,086	576,785	398,178
Adjustment of available-for-sale securities					216,809	528,820	-	-
Adjustment of held-to-maturity securities					588,728	413,266	576,785	398,178
Loan, lease and other credit operations	281,416,953	227,491,348	281,610,138	227,901,247	193,185	409,899	193,185	409,899
Investments
BM&FBovespa	58,107	58,107	533,497	542,051	475,391	483,944	475,391	483,944
BPI	752,512	863,439	482,430	804,800	(270,082)	(58,639)	(270,082)	(58,639)
Cetip S.A.	30,333	32,070	405,247	313,547	374,913	281,477	374,913	281,477
Redecard S.A.	841,563	887,202	8,092,473	11,070,368	7,250,910	10,183,166	7,250,910	10,183,166
Serasa S.A.	245,741	254,013	639,934	642,733	394,193	388,720	394,193	388,720
Parent company	162,570	168,043	556,763	556,763	394,193	388,720	394,193	388,720
Minority stockholders (1)	83,171	85,970	83,171	85,970	-	-	-	-
Fundings and borrowings (2)	165,193,846	141,342,753	165,252,036	141,427,874	(58,190)	(85,121)	(58,190)	(85,121)
Subordinated debt (Note 10f)	35,933,918	26,456,047	35,982,593	26,522,652	(48,675)	(66,605)	(48,675)	(66,605)
Treasury shares	507,824	939,091	834,957	1,547,974	-	-	327,133	608,883
Total unrealized					9,123,788	12,509,450	9,222,169	12,574,425
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3) It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivership annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter, which is not receiving supplementary retirement by the PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed.  As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010.

b)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans
	2011	2010
Discount rate (1)	9.72% p.a.	10,24% a.a.
Expected return rate on assets	12,32 % p.a.	12,32% a.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7,12 % p.a.	7,12% a.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4,00% a.a.
Inflation	4.00 % p.a.	4,00% a.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit
(1) Upon determination for amounts at the 01/01/2010 base date, the discount rate of 10.24% p.a was adopted.
(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

At March 31, 2011 the allocation of plan assets and the allocation target for 2011, by type of asset, are as follows:

			% Allocation
Types	At 03/31/2011	At 03/31/2010	03/31/2011	03/31/2010	2011 Target
Fixed income securities	9,983,307	8,302,809	87.30%	82.05%	53% to 100%
Variable income securities	1,015,876	1,440,927	8.88%	14.24%	0% to 25%
Structured investments	12,525	14,160	0.11%	0.14%	0% to 10%
Foreign investments	3,813	4,469	0.03%	0.04%	0% to 3%
Real estate	395,476	333,358	3.46%	3.29%	0% to 4%
Loans to participants	24,628	24,114	0.22%	0.24%	0% to 5%
Total	11,435,625	10,119,837	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 846,113 (R$ 956,535 at March 31, 2010), and real estate rented to Group companies, with a fair value of R$ 337,207 (R$ 299,974 at March 31, 2010).

The expected income from defined of benefit plan assets are based on projections of returns for each of the portfolios detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest-rates practiced in the market at the closing of the balance sheet. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	03/31/2011	03/31/2010
1 - Net assets of the plans	11,435,625	10,119,837
2 - Actuarial liabilities	(9,992,110)	(8,718,361)
3- Surplus (1-2)	1,443,515	1,401,476
4- Asset restriction (*)	(1,154,473)	(1,083,613)
5 - Net amount recognized in the balance sheet (3-4)	289,042	317,863
Amount recognized in Assets	407,298	449,416
Amount recognized in Liabilities	(118,256)	(131,553)
(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity from January 1 to March 31, 2011, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “General and administrative expenses”.

IV - Change in net assets, actuarial liabilities, and surplus

	03/31/2011			03/31/2010
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,167,828	(9,815,180)	1,352,648	14,757,268	(11,180,214)	3,577,054
Effects of the partial spin-off of PAC (1)	-	-	-	(5,147,142)	2,709,982	(2,437,160)
Inclusion of Redecard Plan	60,817	(55,897)	4,920
Expected return on assets (3)	336,977	-	336,977	445,276	-	445,276
Cost of current service	-	(24,471)	(24,471)	-	(23,420)	(23,420)
Cost of interest	-	(234,761)	(234,761)	-	(282,395)	(282,395)
Benefits paid	(138,199)	138,199	-	(133,444)	133,444	-
Contributions of sponsors	6,282	-	6,282	7,526	-	7,526
Contributions of participants	1,881	-	1,881	8,169	-	8,169
Actuarial gain/(loss) (2) (3)	39	-	39	182,184	(75,758)	106,426
Present value – end of the period	11,435,625	(9,992,110)	1,443,515	10,119,837	(8,718,361)	1,401,476
(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Itaubanco Defined Contribution Plan, which migration process resulted in the reduction and partial settlement of PAC payables. The reduction which implied a decrease in payables and thus in actuarial liabilities, made on December 31, 2010, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Itaubanco CD Plan had all of their amounts payable settled by PAC through the initial contribution of the assets previously held by PAC for individual accounts corresponding to the Itaubanco CD plan. PAC is no longer responsible for any retirement benefit at the PAC level related to these participants. After the partial termination of PAC, assets were transferred from PAC to Itaubanco CD plan.
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) The actual return on assets amounted to R$ 337,016 (R$ 627,460 at March 31, 2010).

V- Total expenses recognized in income for the year.

Total expenses recognized in defined benefit plans include components, as follows:

	03/31/2011	03/31/2010
Cost of current service	(24,471)	(23,420)
Interest cost	(234,761)	(282,395)
Expected return on the plan assets	336,977	445,276
Effects of the partial spin-off of PAC	-	(2,437,160)
Effect on asset restriction	(40,984)	1,121,826
Gain/(loss) for the year	39	106,426
Contributions of participants	1,881	8,169
Total expenses recognized in income for the year	38,681	(1,061,278)

During the period, contributions made totaled R$ 6,282 (R$ 7,526 at March 31, 2010). The contribution rate increases based on the beneficiary’s salary.

In 2011, expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 37,155.

c) Defined contribution plans

The defined contribution plans have pension funds formed by the portion of sponsors’ contributions not included in the participant’s accounts balance and due to the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan.

At March 31, 2011, the amount recognized in assets is R$ 1,168,124 (R$ 1,078,223 at March 31, 2010).

Total revenue recognized in defined benefit plans includes the following components:

	03/31/2011	03/31/2010
Effects of the partial spin-off of PAC	-	1,477,743
Contributions	(24,181)	(15,515)
Actuarial gain/(loss)	(61,154)	4,267
Effect on asset restriction	84,292	(516,969)
Total revenue recognized in income for the year	(1,043)	949,526

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity from january 1 to march 31,2010, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “General and administrative expenses”.

During the period, contributions to the defined contribution plans, including PGBL, totaled R$ 34,705 (R$ 23,242 at March 31, 2010), of which R$ 24,181 (R$ 15,515 at March 31, 2010) were from pension funds.

d )	Other Post-employment benefits

Itaú Unibanco Holding and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the reported prepared by independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	03/31/2011	03/31/2010
At the beginning of the year	(105,335)	(100,280)
Interest cost	(4,724)	(2,498)
Benefits paid	1,406	1,380
At the end of the year	(108,653)	(101,398)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity from january 1 to march 31,2010, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “General and administrative expenses”.

II-	Assumptions and sensitivity at 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 28b I), the 8.16%p.a. increase in medical costs assumption is adopted.

Assumptions related to rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	1,477	(1,137)
Effects on present value of obligation	14,121	(11,394)

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Banco Itaú Paraguay		Other foreign companies (7)		Foreign consolidated (8)
	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010
ASSETS
Current assets and long-term receivables
Cash and cash equivalents	1,474,237	1,147,332	130,656	103,037	1,142,189	1,981,511	2,215,391	3,118,355	290,771	349,097	456,966	525,218	254,113	147,057	837,615	793,557	4,175,092	5,174,769
Interbank investments	6,832,920	5,402,352	192,442	211,805	2,737,126	2,833,564	6,048,079	2,856,682	1,690	141,047	617,164	349,299	45,980	74,783	665,946	81,643	7,754,460	6,564,680
Securities	32,943,852	14,393,687	271,095	245,054	1,839,130	1,480,315	5,073,792	4,716,306	1,350,605	1,578,945	811,260	698,478	394,933	446,448	610	2,081	41,295,429	21,018,544
Loan, lease and other credit operations	20,539,729	16,908,524	1,432,628	1,187,867	5,560,207	5,218,546	262,636	271,476	9,140,916	7,562,541	1,282,025	1,196,221	1,577,538	1,014,353	5,462	-	39,751,810	33,245,015
Foreign exchange portfolio	29,092,291	32,268,175	60,075	85,476	2,857,601	12,930,300	1,193,567	655,341	195,405	283,982	20,176	54,326	71,953	26,190	-	-	31,340,450	37,755,305
Other assets	1,426,747	497,966	273,418	390,795	139,791	223,403	2,372,305	613,870	594,431	357,662	364,072	450,381	384,361	320,523	118,917	81,443	5,649,053	2,922,404
Permanent assets
Investments	26,723	-	2,167	2,259	371,266	442,315	38,559	39,530	673	1,032	604	387	826	527	391,112	463,556	791,940	869,821
BPI	-	-	-	-	368,731	440,354	-	-	-	-	-	-	-	-	383,781	423,085	752,512	863,439
Other investments	26,723	-	2,167	2,259	2,535	1,961	38,559	39,530	673	1,032	604	387	826	527	7,331	40,471	39,428	6,382
Fixed and intangible assets	17,557	26,356	88,159	60,096	168,648	203,198	2,289	313	203,555	184,125	22,303	21,373	22,153	17,059	43,203	5,645	567,867	518,207
Total	92,354,056	70,644,392	2,450,640	2,286,389	14,815,958	25,313,152	17,206,618	12,271,873	11,778,046	10,458,431	3,574,570	3,295,683	2,751,857	2,046,940	2,062,865	1,427,925	131,326,101	108,068,745

Liabilities
Current and long-term liabilities
Deposits	25,079,039	13,770,598	1,753,497	1,660,841	6,218,638	7,696,353	2,377,256	2,427,968	7,284,469	7,150,300	2,815,575	2,586,176	2,057,412	1,608,308	-	17	37,467,812	27,731,166
Demand deposits	4,441,404	4,909,569	411,417	443,917	2,248,504	2,963,406	1,095,603	1,222,773	1,272,268	1,384,796	1,551,101	1,360,029	726,427	512,072	-	-	9,086,885	9,105,588
Savings deposits	-	-	501,902	413,380	-	-	-	-	-	-	918,140	798,732	918,004	759,902	-	-	2,338,045	1,972,015
Interbank deposits	6,387	437,348	17,126	18,472	3,025,963	1,279,801	-	257,657	-	28	8,434	45,889	-	87,884	-	-	1,344,603	654,715
Time deposits	20,631,248	8,423,681	823,052	785,072	944,171	3,453,146	1,281,653	947,538	6,012,201	5,765,476	337,900	381,526	412,981	248,450	-	17	24,698,279	15,998,848
Deposits received under securities repurchase agreements	6,441,836	2,389,306	106,455	147,467	-	-	2,445,797	940,463	163,138	175,028	-	-	-	-	-	-	7,232,442	3,034,030
Funds from acceptances and issuance of securities	3,407,829	1,224,411	-	-	2,970,845	2,196,316	2,828,933	2,363,701	1,026,102	340,128	-	-	-	-	-	-	10,210,639	6,120,392
Borrowings and onlending	10,528,646	8,429,297	51,167	22,826	648,578	674,915	90,344	49,128	816,796	702,000	31,022	3,266	134,665	35,325	28,930	54,057	12,301,858	9,915,787
Derivative financial instruments	1,666,337	1,052,103	2,038	1,443	293,810	118,310	1,124,542	799,464	99,615	89,489	1,075	990	-	-	-	-	1,879,635	982,595
Foreign exchange portfolio	29,019,553	32,237,675	60,093	84,975	2,844,821	12,943,949	1,178,936	658,973	196,277	284,530	20,629	55,696	63,424	26,161	-	-	31,233,115	37,743,474
OTHER LIABILITIES	6,312,662	2,107,395	230,676	190,966	336,878	158,948	976,655	874,938	761,566	333,001	397,939	352,143	119,175	109,262	87,183	57,409	9,146,830	4,062,708
Deferred income	37,975	5,907	-	-	24,762	12,828	175	321	686	122	4,062	-	79	96	2,392	4,807	70,132	24,082
Minority interest in subsidiaries	-	-	34,031	863	61	41	-	30	142	121	-	-	-	-	5	9	237	273
Stockholders’ equity
Capital and reserves	9,442,451	8,987,932	221,796	173,029	1,458,232	1,474,003	6,212,127	4,221,613	1,381,206	1,338,927	301,829	288,019	346,919	245,483	1,895,920	1,328,652	21,254,178	17,978,467
Result for the period	417,728	439,768	(9,113)	3,979	19,333	37,489	(28,147)	(64,726)	48,049	44,785	2,439	9,393	30,183	22,305	48,435	(17,026)	529,223	475,771
Total	92,354,056	70,644,392	2,450,640	2,286,389	14,815,958	25,313,152	17,206,618	12,271,873	11,778,046	10,458,431	3,574,570	3,295,683	2,751,857	2,046,940	2,062,865	1,427,925	131,326,101	108,068,745
Statement of Income
Income from financial operations	724,735	527,905	67,856	62,100	84,009	55,186	33,138	(5,886)	195,416	169,666	25,852	38,446	54,708	41,606	31,894	(29,673)	1,200,758	837,853
Expenses of financial operations	(319,262)	(144,026)	(18,441)	(17,408)	(73,104)	(21,470)	(49,263)	(50,313)	(82,377)	(44,969)	(2,772)	(2,553)	(10,522)	(7,834)	(846)	(315)	(531,942)	(273,408)
Result of loan losses	5,168	62,880	(3,665)	(3,937)	(2,563)	14,329	-	-	(11,312)	(35,784)	(4,250)	(3,960)	(2,736)	(2,070)	(367)	-	(19,725)	31,458
Gross income from financial operations	410,641	446,759	45,750	40,755	8,342	48,045	(16,125)	(56,199)	101,727	88,913	18,830	31,933	41,450	31,702	30,681	(29,988)	649,091	595,903
Other operating revenues (expenses)	7,142	(6,687)	(54,271)	(41,898)	16,680	(7,239)	(12,103)	(8,283)	(39,041)	(35,222)	(11,534)	(12,736)	(6,813)	(6,881)	23,129	16,210	(84,795)	(96,997)
Operating income	417,783	440,072	(8,521)	(1,143)	25,022	40,806	(28,228)	(64,482)	62,686	53,691	7,296	19,197	34,637	24,821	53,810	(13,778)	564,296	498,906
Non-operating income	-	(300)	316	6,121	-	(1)	81	-	(846)	(253)	41	3	(882)	(72)	111	(13)	(1,583)	5,486
Income before taxes on income and profit sharing	417,783	439,772	(8,205)	4,978	25,022	40,805	(28,147)	(64,482)	61,840	53,438	7,337	19,200	33,755	24,749	53,921	(13,791)	562,713	504,392
Income tax	(55)	(4)	-	(917)	(4,968)	(3,315)	-	(22)	(13,785)	(8,649)	(4,898)	(9,807)	(3,572)	(2,444)	(5,487)	(3,235)	(32,764)	(28,392)
Statutory participation in income	-	-	-	-	(719)	-	-	(222)	-	-	-	-	-	-	-	-	(719)	(222)
Minority interest in subsidiaries	-	-	(908)	(82)	(2)	(1)	-	-	(6)	(4)	-	-	-	-	1	-	(7)	(7)
Net income (loss)	417,728	439,768	(9,113)	3,979	19,333	37,489	(28,147)	(64,726)	48,049	44,785	2,439	9,393	30,183	22,305	48,435	(17,026)	529,223	475,771
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)	Banco Itaú Argentina S.A,Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I and Itaú Sociedad de Bolsa S.A.
(3)
IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%),  Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A (new company name of Banco Itaú Europa, S.A.), Itau BBA International (Cayman) Ltd.(new company name of BIE - Bank & Trust, Ltd.), Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd.,  Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS Ltda, BIE Directors Ltd, BIE Nominees, Lda,  Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited e Cape Ann Corporation Limited; only at 03/31/2011, Banco Itau Suisse S.A; only at 03/31/2010 BIEL Holdings AG, and Fin Trade.

(4)
Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, Itau USA Asset Management (new company name of UBB Holding Company, Inc.), Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd., only at 03/31/2011 UBT Finance S.A., and only at 03/31/2010 BFB Overseas Cayman, Ltd.

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, and Itaú Chile Compañia de Seguros de Vida S.A.

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A;
(7)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC,  Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management (new company name of Itaú International Holding Limited), Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V, Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd, and only at 03/31/2011 Itaú Beijing Investment Consultancy Limited.

(8)	Foreign consolidated information presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of an internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possible of impacts on income, capital and liquidity of the Bank.

Risk management is considered by Itaú Unibanco Holding an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk-return ratio.

At Itaú Unibanco Holding, Risk Management is the process in which:

•	Existing and potential risks of a transaction are identified;
•	Risk limits consistent with the Board of Directors’ guidelines and the Bank’s business strategies are established;
•	Policies, procedures and methodologies consistent with the pre-approved risk limits are approved;
•	The Bank’s risk portfolio is managed considering the best risk-return ratio;
•	The economic capital is allocated consistently with the incurred risks.

This nature of this process interweaves the whole institution, and senior management, through committees, defines the global objectives that are passed on as goals and limits to the risk management business units. Control units, in turn, support senior management, providing accounts of the results of the risk consolidated monitoring.  This process is continuous, permanently reviewed and supports the Group’s strategies.

The control structure of Market, Credit, Liquidity, Operational and Subscription risks is centralized at Itaú Unibanco Holding aiming at assuring that the various control units of the group follow the established policies and procedures. The identification, consolidation and monitoring of risks are carried out so as to provide information for the decision-making of the top management committees.  Further details on the risk control process can be found on the Investor Relations website (www.itau-unibanco.com.br/ri), in the following route Corporate Governance/Risk Management – Circular No. 3,477.

I -	Market risk

Market risk is the possibility of incurring losses arising from the changes in the market values of positions held by a financial institution, as well as from its financial margin, including the risks of transactions subject to changes in foreign exchange and interest rates, shares and commodity prices.

The market risk control process starts with the setting of limits, approved by the Management Committee responsible for the market risk management, based on the risk appetite and financial capacity of each business unit. The risk control units, established in the legal entities, perform the daily control by measuring, assessing and reporting the respective exposures, The independent market control risk area performs the monitoring, assessment and consolidated reporting of risk exposures, aiming at providing feedback for the follow up of the management committees of Itaú Unibanco Holding and complying with the regulatory bodies.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at Itaú Unibanco Holding.

The market risk analyses are conducted based on the following metrics:

•
Calculation of Strategic Risk Amount (VaR - Value at Risk): Statistic measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the defined time period and confidence level;

•
Calculation of Losses in Stress Scenarios (Stress Testing): Simulation technique to asses the behavior of assets and liabilities of a portfolio when several financial factors are taken to extreme market situations (based on prospective  scenarios);

•	Stop Loss Alert: Effective losses added to the maximum potential loss in optimistic and pessimistic scenarios;

•
Unrealized Income: Assessment of the difference between the appropriated interest amount and the market value, in a usual scenario and stressed scenarios, reflecting accounting asymmetries. This is the risk measure used to managerially assess the risk of the non-trading portfolio.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. Among them is the gap analysis, which is the graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates. Another sensitivity measure is DV01, which measures the impact on the result of the portfolio should the interest curve of the risk factor be changed by one basic point (0.01%) in the annual rate. The control over loss is performed based on the maximum loss indicator (Stop Loss) i.e., the maximum loss that a portfolio classified in the Trading portfolio may reach.

The limits and exposure to market risks are relatively low as compared to the stockholders’ equity. In March, 2011,  the Total VaR Global of Itaú Unibanco Holding was R$ 134 million (R$ 132 million in December 2010).

Susceptibility of portfolio in relation to changes in market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result. The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 131 million and R$ 261 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 188 million and R$ 373 million, respectively.

The sensitivity analyses shown in this report do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Investors Relations website (www.ituri.com.br) in the route: Corporate Governance/Risk Management – Circular No. 3,477.

Itaú Unibanco Holding’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. The document that reflects these guidelines are on the Investor Relations website (www.itauri.com.br), in the route: Corporate Governance/Regulations and Policies/Public Access Report – Market Risk.

II-	Credit Risk

Credit risk is the possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, Itaú Unibanco Holding  has a structure for and policy on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad. The credit risk management structure can be viewed on the Investor Relations website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Public Access Report – Market Risk.

The objective of Itaú Unibanco Holding’s credit risk management is to maximize the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and changes in consumption.

Itaú Unibanco Holding’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, Itaú Unibanco Holding considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past due amounts are taken into account.

Itaú Unibanco Holding recognizes a provision to cover additional losses that may arise due to any reversal of the economic cycle. This provision is usually quantified based on the historic behavior of credit portfolios in economic crisis situations (Note 8c).

The set of exposures, probabilities of default and the expected recovery of transactions converge to a loss distribution model that calculates for extreme situations, the Group’s capital requirement.

III-	Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy or internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, Itaú Unibanco Holding formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. Itaú Unibanco Holding opted for the use of the Alternative Standardized Approach.

In addition to regulatory capital, Itaú Unibanco Holding already used the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enable the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the Investor Relations website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Public Access Report – Operational Risk.

IV -	Liquidity Risk

Liquidity risk is the possibility of occurring imbalances between tradable assets and falling due liabilities – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V -	Subscription Risk

Subscription risk is the risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its subscription policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

Itaú Unibanco has been using models for managing its insurance operations since 2006. The models are built and adjusted by a specialized team responsible for analyzing and controlling the risks associated to subscription of the insurance company’s products based on mathematical models that capture these risks for the adequate allocation of managerial capital.

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	03/31/2011	03/31/2010
Permanent foreign investments	21,783,401	18,454,238
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(37,497,893)	(33,412,919)
Net foreign exchange position	(15,714,492)	(14,958,681)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010
Investment funds	290,001,324	269,209,101	290,001,324	269,209,101	1,802	1,737
Fixed income	258,389,876	238,529,048	258,389,876	238,529,048	1,504	1,419
Shares	31,611,448	30,680,053	31,611,448	30,680,053	298	318
Managed portfolios	155,374,774	143,321,799	91,776,255	79,381,701	16,323	16,630
Customers	88,299,552	78,294,242	76,185,328	65,390,196	16,257	16,541
Itaú Group	67,075,222	65,027,557	15,590,927	13,991,505	66	89
TOTAL	445,376,098	412,530,900	381,777,579	348,590,802	18,125	18,367
(*)  It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	03/31/2011	03/31/2010
Monthly estimate of installments receivable from participants	58,092	39,917
Group liabilities by installments	4,070,973	2,447,601
Participants – assets to be delivered	3,810,694	2,269,662
Funds available for participants	382,902	284,560
(In units)
Number of managed groups	699	639
Number of current participants	164,923	129,127
Number of assets to be delivered to participants	112,170	75,814

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 92 (R$ 50 at March 31, 2010) in the period, and the Foundation’s social net assets totaled R$ 3,078,971 (R$ 513,963 at March 31, 2010). The income arising from its investments will be used to achieve the Foundation's social purposes.
f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period from January 1 to March 31, 2010, the consolidated companies donated the amount of R$ 14,000 (R$ 10,417 from January 1 to March 31, 2010).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, ideography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to March 31, 2011 and 2010, the consolidated companies did not make any donation.

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to March 31, 2011 and 2010, the consolidated companies did not make any donation.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 03/31/2011	01/01 to 03/31/2010
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Note 12d)	-	144,712
Provision for contingencies – economic plans	(108,424)	(78,563)
Total	(108,424)	66,149

l)
Reclassifications for comparison purposes – The Company carried out two reclassifications in the balances of March 31, 2010, for financial statements comparison purposes, in view of the change in the percentage used for financial statements consolidation purposes (Note 2b), and regrouping of the following headings: in the Balance Sheet, the reclassification of the Reward Program from Other Liabilities – Credit Card Operations to Deferred Income. In Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues and the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees, in compliance with CVM Resolution No. 597, of September 15, 2009.

	Prior disclosure	Reclassification/ Desconsolidation	Adjusted balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	624,398,266	(4,881,523)	619,516,743
CASH AND CASH EQUIVALENTS	11,248,557	(327,544)	10,921,013
INTERBANK INVESTMENTS	136,229,690	390,627	136,620,317
Money market	118,767,935	(1,891)	118,766,044
Interbank deposits	13,826,916	392,518	14,219,434
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	121,372,062	(2,121,518)	119,250,544
Own portfolio	40,317,546	(555,953)	39,761,593
Pledged in guarantee	10,621,336	(1,996)	10,619,340
Derivative financial instruments	8,161,840	(4,135)	8,157,705
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	40,152,632	(231,757)	39,920,875
Assets guaranteeing technical provisions – other securities	7,953,395	(1,327,677)	6,625,718
INTERBANK ACCOUNTS	36,501,191	(422)	36,500,769
Central Bank deposits	33,183,626	(422)	33,183,204
LOAN, LEASE AND OTHER CREDIT OPERATIONS	228,946,992	(1,455,644)	227,491,348
Operations with credit granting characteristics	252,116,642	(1,753,781)	250,362,861
(Allowance for loan losses)	(23,169,650)	298,137	(22,871,513)
OTHER RECEIVABLES	85,898,976	(1,425,453)	84,473,523
Income receivable	800,945	4,097	805,042
Receivables from insurance and reinsurance operations	3,487,233	(779,675)	2,707,558
Sundry	43,988,969	(649,875)	43,339,094
OTHER ASSETS	4,151,531	58,431	4,209,962
Assets held for sale	353,282	(33,872)	319,410
Unearned premiums of reinsurance	569,989	(62,468)	507,521
Prepaid expenses	3,320,741	154,771	3,475,512
PERMANENT ASSETS	10,264,923	450,727	10,715,650
INVESTMENTS	2,278,750	1,077,981	3,356,731
Investments in affiliates	1,154,435	1,084,733	2,239,168
Other investments	1,302,614	(10,666)	1,291,948
(Allowance for loan losses)	(178,299)	3,914	(174,385)
REAL ESTATE IN USE	4,421,720	(258,976)	4,162,744
Real estate in use	4,318,984	(127,288)	4,191,696
Other fixed assets	6,284,733	(300,657)	5,984,076
(Accumulated depreciation)	(6,181,997)	168,969	(6,013,028)
INTANGIBLE ASSETS	3,558,756	(368,278)	3,190,478
Other intangible assets	2,665,826	(379,943)	2,285,883
(Accumulated amortization)	(1,539,540)	11,665	(1,527,875)
TOTAL ASSETS	634,663,189	(4,430,796)	630,232,393
CURRENT AND LONG-TERM LIABILITIES	577,814,064	(4,511,211)	573,302,853
DEPOSITS	183,489,894	116,062	183,605,956
Demand deposits	23,732,944	18,700	23,751,644
Interbank deposits	1,747,160	(46,705)	1,700,455
Time deposits	106,802,189	144,067	106,946,256
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	148,034,384	20,220	148,054,604
Own portfolio	82,499,847	3,751	82,503,598
Third-party portfolio	58,089,965	16,469	58,106,434
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	18,793,607	(17,498)	18,776,109
Real estate, mortgage, credit and similar notes	9,652,083	(17,498)	9,634,585
INTERBANK ACCOUNTS	4,790,891	(312,475)	4,478,416
Correspondents	1,172,880	(312,475)	860,405
INTERBRANCH ACCOUNTS	2,749,201	(889)	2,748,312
Internal transfer of funds	34,498	(889)	33,609
BORROWINGS AND ONLENDING	37,227,938	(60,902)	37,167,036
Borrowings	13,980,835	(60,902)	13,919,933
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	54,273,930	(2,108,455)	52,165,475
OTHER LIABILITIES	121,011,481	(2,147,274)	118,864,207
Collection and payment of taxes and contributions	4,242,336	(1,774)	4,240,562
Social and statutory	2,319,345	(52,881)	2,266,464
Tax and social security contributions	19,562,951	(630,844)	18,932,107
Credit card operations	24,037,655	(1,146,624)	22,891,031
Sundry	15,394,387	(315,151)	15,079,236
DEFERRED INCOME	205,115	345,557	550,672
MINORITY INTEREST IN SUBSIDIARIES	3,669,478	(265,146)	3,404,332
STOCKHOLDERS’ EQUITY	52,974,532	4	52,974,536
Revenue reserves	8,103,585	4	8,103,589
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	634,663,189	(4,430,796)	630,232,393

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	18,374,954	(184,856)	18,190,098
Loan, lease and other credit operations	12,145,968	(114,199)	12,031,769
Securities and derivative financial instruments	4,594,662	(20,071)	4,574,591
Financial income from insurance, pension plan and capitalization operations	1,023,305	(50,586)	972,719
EXPENSES OF FINANCIAL OPERATIONS	(8,270,323)	18,776	(8,251,547)
Money market	(6,682,201)	419	(6,681,782)
Financial expenses on technical provisions for pension plan and capitalization	(896,163)	18,323	(877,840)
Borrowings and onlending	(691,959)	34	(691,925)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	10,104,631	(166,080)	9,938,551
RESULT OF LOAN LOSSES	(3,020,651)	44,448	(2,976,203)
Expenses for allowance for loan losses	(3,866,360)	57,329	(3,809,031)
Income from recovery of credits written off as loss	845,709	(12,881)	832,828
GROSS INCOME FROM FINANCIAL OPERATIONS	7,083,980	(121,632)	6,962,348
OTHER OPERATING REVENUES (EXPENSES)	(2,495,877)	54,934	(2,440,943)
Banking service fees	3,372,863	(95,892)	3,276,971
Asset management	598,914	(9,108)	589,806
Current account services	134,878	(5,630)	129,248
Credit cards	1,553,411	(67,651)	1,485,760
Sureties and credits granted	355,174	(365)	354,809
Receipt services	322,304	(251)	322,053
Other	408,182	(12,887)	395,295
Result from insurance, pension plan and capitalization operations	647,874	(116,012)	531,862
Personnel expenses	(2,882,069)	86,884	(2,795,185)
Other administrative expenses	(2,977,956)	96,159	(2,881,797)
Tax expenses	(910,735)	29,401	(881,334)
Equity in earnings of affiliates and other investments	71,549	39,091	110,640
Other operating revenues	347,673	(62,622)	285,051
Other operating expenses	(911,723)	77,925	(833,798)
OPERATING INCOME	4,588,103	(66,698)	4,521,405
NON-OPERATING INCOME	19,456	271	19,727
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,607,559	(66,427)	4,541,132
INCOME TAX AND SOCIAL CONTRIBUTION	(1,060,948)	38,410	(1,022,538)
Due on operations for the period	(1,396,395)	133,096	(1,263,299)
Related to temporary differences	335,447	(94,686)	240,761
PROFIT SHARING	(62,492)	325	(62,167)
Management members - Statutory - Law No. 6,404 of 12/15/1976	(62,492)	325	(62,167)
MINORITY INTEREST IN SUBSIDIARIES	(249,929)	27,692	(222,237)
NET INCOME	3,234,190	-	3,234,190

m)	SUBSEQUENT EVENTS

April 14, 2011, Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda. ("Carrefour Brasil"), entered into on an Agreement for the Purchase and Sale of Shares for acquisition of 49% do Banco CSF S.A. ("Banco Carrefour"), in the amount of R$ 725 million, corresponding to a multiple Price/Profit of 11.6.

Banco Carrefour is the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services, in the distribution channels of Carrefour Brasil operated under the "Carrefour" brand in Brazil  (electronic channels and 163 hypermarkets and supermarkets), currently with a base of 7.7 million accounts and loan portfolio (gross amount) of R$ 2,254 million (base date December  31, 2010).

The completion of the transaction depends on the approval of the Central Bank of Brazil.

Itaú Unibanco expects, with the completion of this transaction with Carrefour Brazil, to strengthen is operation in the consumer credit segment, considering the successful experiences of both groups in their respective industries in Brazil.

Report on Review

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying balance sheet of  Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and subsidiaries  (Consolidated) as at March 31, 2011 and the related  statements of income, changes in equity and cash flows, as well as  the related consolidated interim statements of income and cash flows for the three-month period then ended. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to express a conclusion on these interim financial statements based on our review

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Other matters

Statement of value added

We also have audited the statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and subsidiaries for the three-month period ended March 31, 2011, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently with the interim financial statements referred to in the first paragraph taken as a whole.

São Paulo, May 2, 2011

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the period from January to March 2011, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, May 2, 2011.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member